Exhibit D

TABLE OF CONTENTS

INTRODUCTION	D-1

SUMMARY	D-2

RECENT DEVELOPMENTS	D-4

UNITED MEXICAN STATES	D-21

Geography and Population	D-21
Form of Government	D-22
Legal and Political Reforms	D-24
Foreign Affairs, International Organizations and International Economic Cooperation	D-27
Internal Security	D-27
Environment	D-28

THE ECONOMY	D-31

General	D-31
The Role of the Government in the Economy; Privatization	D-31
Gross Domestic Product	D-32
Employment and Labor	D-35
Principal Sectors of the Economy	D-38

FINANCIAL SYSTEM	D-49

Monetary Policy, Inflation and Interest Rates	D-49
Money Supply and Financial Savings	D-50
Exchange Controls and Foreign Exchange Rates	D-52
Banking System	D-54
Banking Supervision and Support	D-56
Credit Allocation by Sector	D-57
Insurance Companies, Mutual Funds and Auxiliary Credit Institutions	D-58
Securities Markets	D-59

FOREIGN TRADE AND BALANCE OF PAYMENTS	D-61

Foreign Trade	D-61
Geographic Distribution of Trade	D-64
In-bond Industry	D-64
Balance of Payments and International Reserves	D-66
Foreign Investment in Mexico	D-68
Memberships in International Institutions	D-69

PUBLIC FINANCE	D-70

General	D-70
Fiscal Policy	D-72
The Budget	D-73
Revenues and Expenditures	D-76
Government Agencies and Enterprises	D-82

PUBLIC DEBT	D-83

General	D-83
Public Debt Classification	D-83
Historical Balance of Public Sector Borrowing Requirements	D-84
Internal Debt	D-84
External Debt	D-87
Liability Management and Debt Reduction Transactions	D-91
Debt Record	D-91
IMF Credit Lines	D-91
External Securities Offerings	D-92

i

LIST OF TABLES

Table No. 1 - Party Representation in Congress	D-4
Table No. 2 - Real GDP and Expenditures (In Billions of Pesos)	D-6
Table No. 3 - Real GDP and Expenditures (As a Percentage of Total GDP)	D-6
Table No. 4 - Real GDP by Sector	D-6
Table No. 5 - Real GDP Growth by Sector	D-7
Table No. 6 - Industrial Manufacturing Output by Sector	D-8
Table No. 7 - Money Supply	D-9
Table No. 8 - Rates of Change in Price Indices	D-10
Table No. 9 - Average Cetes, CPP and TIIE Rates	D-10
Table No. 10 - Exchange Rates	D-11
Table No. 11 - Exports and Imports	D-11
Table No. 12 - Balance of Payments	D-13
Table No. 13 - International Reserves and Net International Assets	D-14
Table No. 14 - Selected Budgetary Expenditures; 2018 Expenditure Budget	D-14
Table No. 15 - Budgetary Results; 2018 Budget Assumptions and Targets	D-15
Table No. 16 - Public Sector Budgetary Revenues	D-16
Table No. 17 - Historical Balance of Public Sector Borrowing Requirements	D-17
Table No. 18 - Gross and Net Internal Debt of the Public Sector	D-17
Table No. 19 - Gross and Net Internal Debt of the Government	D-18
Table No. 20 - Summary of External Public Sector Debt by Type	D-18
Table No. 21 - Summary of External Public Sector Debt by Currency	D-19
Table No. 22 - Net External Debt of the Public Sector	D-19
Table No. 23 - Gross External Debt of the Government by Currency	D-19
Table No. 24 - Net External Debt of the Government	D-19
Table No. 25 - Net Debt of the Government	D-20
Table No. 26 - Selected Comparative Statistics	D-21
Table No. 27 - Party Representation in Congress	D-24
Table No. 28 - Real GDP and Expenditures (In Billions of Pesos)	D-32
Table No. 29 - Real GDP and Expenditures (As a Percentage of Total GDP)	D-32
Table No. 30 - Real GDP by Sector	D-33
Table No. 31 - Real GDP Growth by Sector	D-34
Table No. 32 - Unemployed Population by Age and Gender	D-35
Table No. 33 - Economically Active Population by Sector	D-36
Table No. 34 - Underemployment as Percentage of Active Population from 2013 to 2017	D-36
Table No. 35 - Industrial Manufacturing Output by Sector	D-39
Table No. 36 - Industrial Manufacturing Output Differential by Sector	D-40

ii

Table No. 37 - Tourism Revenues and Expenditures	D-43
Table No. 38 - Development of Mexico’s Road Network	D-45
Table No. 39 - Communications	D-46
Table No. 40 - Mining	D-47
Table No. 41 - Electricity Generation by Source	D-48
Table No. 42 - Money Supply	D-50
Table No. 43 - Changes in Price Indices	D-51
Table No. 44 - Average Cetes, CPP and TIIE Rates	D-52
Table No. 45 - Exchange Rates	D-54
Table No. 46 - Commercial Banking System	D-55
Table No. 47 - Credit Allocation by Sector	D-58
Table No. 48 - Mexican Stock Exchange Performance	D-59
Table No. 49 - Exports and Imports	D-62
Table No. 50 - Distribution of Mexican Merchandise Exports	D-64
Table No. 51 - Distribution of Mexican Merchandise Imports	D-64
Table No. 52 - In-bond Industry	D-65
Table No. 53 - In-bond Industry Revenues	D-65
Table No. 54 - Balance of Payments	D-66
Table No. 55 - International Reserves and Net International Assets	D-67
Table No. 56 - Foreign Direct Investment by Sector	D-68
Table No. 57 - Foreign Direct Investment	D-69
Table No. 58 - Public Sector Balance	D-71
Table No. 59 - Public Sector Borrowing Requirement	D-72
Table No. 60 - Selected Budgetary Expenditures; 2018 Expenditure Budget	D-74
Table No. 61 - Budgetary Results; 2018 Budget Assumptions and Targets	D-75
Table No. 62 - Selected Public Finance Indicators	D-76
Table No. 63 - Public Sector Budgetary Revenues	D-77
Table No. 64 - Composition of Tax Revenues 2013 vs. 2017	D-79
Table No. 65 - Public Sector Budgetary Expenditures	D-80
Table No. 66 - Principal Government Agencies, Productive State-Owned Companies and Enterprises	D-82
Table No. 67 - Historical Balance of Public Sector Borrowing Requirements (Percentage of GDP)	D-84
Table No. 68 - Gross and Net Internal Debt of the Public Sector	D-85
Table No. 69 - Gross and Net Internal Debt of the Government	D-86
Table No. 70 - Public Sector Debt Creditors at December 31, 2017	D-87
Table No. 71 - Summary of External Public Sector Debt by Type	D-88
Table No. 72 - Summary of External Public Sector Debt by Currency	D-88
Table No. 73 - Net External Debt of the Public Sector	D-88
Table No. 74 - Amortization Schedule of Total Public Sector External Debt	D-89
Table No. 75 - Gross External Debt of the Government	D-90
Table No. 76 - Net External Debt of the Government	D-90
Table No. 77 - Net Debt of the Government	D-90

iii

INTRODUCTION

References herein to “U.S. $”, “$”, “U.S. dollars” or “dollars” are to United States dollars. References herein to “pesos” or “Ps.” are to the lawful currency of the United Mexican States (Mexico). References herein to “nominal” data are to data expressed in pesos that have not been adjusted for inflation, and references to “real” data are to data expressed in inflation-adjusted pesos. Unless otherwise indicated, U.S. dollar equivalents of peso amounts as of a specified date are based on the exchange rate for such date published by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico, and U.S. dollar equivalents of peso amounts for a specified period are based on the average of such published daily exchange rates for such period. Note that due to fluctuations in the peso/dollar exchange rate, the exchange rate on any subsequent date could be materially different from the rate provided in this document.

Banco de México publishes the peso/dollar exchange rate daily, on the basis of an average of rates obtained in a representative sample of financial institutions whose quotations reflect market conditions for wholesale operations. Banco de México uses this rate when calculating Mexico’s official economic statistics. The exchange rate published by Banco de México on December 31, 2017 (which took effect on the second business day thereafter) was Ps. 19.6629 = U.S. $1.00. See “Foreign Trade and Balance of Payments—Exchange Controls and Foreign Exchange Rates.”

Under the Ley Monetaria de los Estados Unidos Mexicanos (Mexican Monetary Law), payments that are required to be made in Mexico in a foreign currency, whether by agreement or upon a judgment of a Mexican court, may be discharged in pesos at the prevailing peso exchange rate at the time of payment.

The fiscal year of the Federal Government of Mexico (the Government) is aligned with the calendar year and ends on December 31 of each year. The fiscal year ended December 31, 2017 is referred to as “2017,” and all other years are referred to in a similar manner.

The information included herein reflects the most recent information available at the time of filing.

SUMMARY

The following is a summary of Mexico’s economic information for the period 2013-2017 and the first three months of 2017 and 2018. This summary does not purport to be complete and is qualified by the more detailed information appearing elsewhere in this document.

United Mexican States

	2013		2014		2015		2016		2017(1)		First quarter 2017(1)		First quarter 2018(1)
	(in millions of dollars or pesos, except percentages)
The Economy
GDP:
Nominal		16,277,187.1		17,473,841.5		18,551,459.3		20,115,785.9		21,785,270.7		21,152,197.0		22,513,580.7
Real(3)	Ps.	16,277,187.1	Ps.	16,733,654.8	Ps.	17,283,855.9	Ps.	17,784,717.8	Ps.	18,147,787.4	Ps.	17,759,179.4 (2)	Ps.	17,990,439.5 (2)
Real GDP growth(3)		1.4%		2.8%		3.3%		2.9%		2.0%		3.3%		1.3%
Increase in national consumer price index		4.0%		4.1%		2.1%		3.4%		6.8%		5.4%		5.0%
Merchandise export growth(4)		2.5%		4.4%		(4.1)%		(1.7)%		9.5%		11.2%		11.1%
Non-oil merchandise export growth(4)		4.0%		7.3%		0.8%		(0.7)%		8.6%		9.2%		9.8%
Oil export growth		(8.8)%		(16.6)%		(48.2)%		(15.5)%		28.5%		62.7%		44.2%
Oil exports as % of merchandise exports(4)		11.2%		9.0%		4.8%		4.2%		4.9%		4.6%		6.0%
Balance of payments:
Current account		$(31,013)		$(23,999)		$(29,775)		$(23,321)		$(19,354)		$(10,384)		$(6,941)
Trade balance		$(1,195)		$(3,066)		$(14,683)		$(13,118)		$(10,968)		$(2,771)		$(1,777)
Capital account		$2,303		$27		$(87)		$39		$150		$(26)		$(24)
Change in international reserves(5)		$13,150		$15,482		$(18,085)		$428		$(2,575)		$679		$2,152
International reserves (end of period)(6)		$176,522		$193,239		$176,735		$176,542		$172,802		$174,931		$173,232
Net international assets(7)		$180,232		$195,714		$177,629		$178,057		$175,479		$178,735		$177,629
Ps./$ representative market exchange rate (end of period)(8)	Ps.	13.0843	Ps.	14.7414	Ps.	17.2487	Ps.	20.6194	Ps.	19.6629	Ps.	18.4646	Ps.	18.0626
28-day Cetes (Treasury bill) rate (% per annum)(9)		3.8%		3.0%		3.0%		4.2%		6.7%		6.1%		7.4%
Unemployment rate (end of period)		4.3%		3.8%		4.0%		3.4%		3.1%		3.2%		2.9%

	2013(3)		2014(3)		2015(3)		2016(3)		2017(1)(3)		First quarter 2017(1)(3)		First quarter 2018(1)(3)		2018 Budget(1)(3)
	(in billions of constant pesos, except percentages)
Public Finance(11)
Public sector revenues	Ps.	3,800.4	Ps.	3,983.1	Ps.	4,267.0	Ps.	4,845.5	Ps.	4,947.6	Ps.	1,477.6	Ps.	1,261.6	Ps.	4,778.3
As % of GDP		23.3%		22.8%		23.0%		24.1%		22.7%		7.0%		5.6%		20.4%
Public sector expenditures	Ps.	4,178.3	Ps.	4,528.0	Ps.	4,892.9	Ps.	5,347.8	Ps.	5,182.6	Ps.	1,189.6	Ps.	1,375.3	Ps.	5,245.0
As % of GDP		25.7%		25.9%		26.4%		26.6%		23.8%		5.6%		6.1%		22.4%
Public sector balance as % of GDP(12)		(2.3)%		(3.1)%		(3.4)%		(2.5)%		(1.1)%		1.5%		(0.4)%		(2.0)%

	December 31,										First quarter 2017(1)		First quarter 2018(1)
	2013		2014		2015		2016(1)		2017(1)
	(in billions of dollars or pesos, except percentages)
Public Debt(13)
Historical Balance of Public Sector borrowing requirements as % of nominal GDP(14)		40.0%		42.6%		46.5%		48.7%		46.0%		43.6%		44.2%
Public sector debt(15)
Gross internal public sector debt	Ps.	4,408.9	Ps.	5,049.5	Ps.	5,639.5	Ps.	6,182.3	Ps.	6,448.5	Ps.	6,251.3	Ps.	6,672.6
Net internal public sector debt(16)	Ps.	4,230.9	Ps.	4,804.3	Ps.	5,379.9	Ps.	6,009.4	Ps.	6,284.7	Ps.	5,774.0	Ps.	6,402.9
Gross external public sector debt		$134.4		$147.7		$162.2		$181.0		$194.0		$187.2		$202.6
Net external public sector debt		$130.9		$145.6		$161.6		$177.7		$192.3		$180.7		$199.1
Government debt(17)
Gross internal Government debt	Ps.	4,063.2	Ps.	4,546.6	Ps.	5,074.0	Ps.	5,620.3	Ps.	5,920.2	Ps.	5,720.0	Ps.	6,123.5
Net internal Government debt(16)	Ps.	3,893.9	Ps.	4,324.1	Ps.	4,814.1	Ps.	5,396.3	Ps.	5,714.3	Ps.	5,147.4	Ps.	5,839.3
Gross external Government debt		$72.2		$78.6		$82.6		$88.2		$91.1		$90.5		$96.4
Net external Government debt		$69.9		$77.4		$82.3		$86.7		$90.6		$85.3		$94.3
Interest on external public debt as % of merchandise exports(4)		1.6%		1.6%		1.9%		2.1%		2.1%		3.3%		3.5%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures. In particular, unemployment figures and GDP figures remain subject to periodic revision. Nominal GDP figures for 2017 represent the latest INEGI release of such figures on May 23, 2018.
(2)	Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter data is not necessarily indicative of performance for the full fiscal year.
(3)	Constant pesos with purchasing power as of December 31, 2013.
(4)	Merchandise export figures include the maquiladora (or the in-bond industry) and exclude tourism.
(5)	Due to the impact of errors and omissions, as well as the purchase, sale and revaluation of bullion, figures for changes in total reserves do not reflect the sum of the current and capital accounts.
(6)	“International reserves” are equivalent to gross international reserves minus international liabilities of Banco de México with maturities of less than six months.
(7)	“Net international assets” are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with a maturity of less than six months derived from credit agreements with central banks.
(8)	“Representative market rate” represents the end-of-period exchange rate published by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico.
(9)	Annual average of weekly rates, calculated on a month-by-month basis.
(10)	2018 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Polĺtica Económica 2018 (General Economic Policy Guidelines for 2018) and in the Programa Económico 2018 (Economic Program for 2018) and do not reflect actual results for 2018 or updated estimates of Mexico’s 2018 economic results. Percentages of GDP are presented using annual GDP calculated quarterly with a base year of 2013.
(11)	Includes the Government’s aggregate revenues and expenditures, as well as the aggregate revenues and expenditures of budget-controlled and administratively-controlled agencies (each as defined in “Public Finance–General”). This does not include off-budget revenues or expenditures.
(12)	The calculation of public sector balance is discussed in “Public Finance—General—Methods for Reporting Fiscal Balance.”
(13)	Public debt includes the Government’s direct debt, public sector debt guaranteed by the Government and other public sector debt, except as indicated.
(14)	The calculation of Historical Balance of Public Sector Borrowing Requirements is discussed in footnote 2 to Table No. 67 in “Public Debt— Historical Balance of Public Sector Borrowing Requirements.”
(15)	The calculation of public sector debt is discussed in “Public Debt—Public Debt Classification.”
(16)	The calculation of net internal debt is discussed in footnote 1 to Table No. 68 in “Public Debt—Internal Debt—Internal Public Sector Debt.”
(17)	The calculation of Government debt is discussed in “Public Debt—Public Debt Classification.”

Source: Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit).

RECENT DEVELOPMENTS

The following information provides a summary of selected recent developments relating to each section of this report since December 31, 2017.

UNITED MEXICAN STATES

Geography and Population

In response to the September 7 and September 19, 2017 earthquakes, the federal government authorized Ps. 6,844.4 million for immediate support and Ps. 22,810.3 million for reconstruction as of April 30, 2018. States are expected to contribute a further Ps. 8,468.7 million. The majority of these funds are expected to be spent on homes, education, archaeological and historical monuments, roads and water.

On February 7, 2018, Mexico entered into a subsequent agreement with the World Bank’s International Bank for Reconstruction and Development (IBRD) insuring Mexico against earthquake risks for a total aggregate amount of U.S.$260 million, in addition to the amounts available under the August 4, 2017 IBRD agreement, in the context of the issuance by the IBRD of five series of catastrophe-linked Capital at Risk Notes program covering the four Pacific Alliance countries. For more information on the August 4, 2017 IBRD agreement, see “United Mexican States—Geography and Population.”

Form of Government

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
Institutional Revolutionary Party	55	43.0	204	40.8
National Action Party	34	26.6	108	21.6
Democratic Revolution Party	7	5.5	53	10.6
Ecological Green Party of Mexico	5	3.9	38	7.6
Social Encounter Party	0	0.0	12	2.4
Labor Party	19	14.8	0	0.0
Citizen Movement Party	0	0.0	21	4.2
New Alliance Party	0	0.0	12	2.4
Unaffiliated	8	6.3	4	0.8
Independent	0	0.0	1	0.2
National Regeneration Movement (New)	0	0.0	47	9.4

Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

Source: Senate and Chamber of Deputies.

Legal and Political Reforms

Access to Information and Government Transparency

On May 7, 2018, the Secretaría de la Función Pública (Ministry of Public Administration) announced that, as of June 30, 2018, it will make all information in the Declaranet system regarding the declaraciones patrimoniales (declarations of assets and interests) of public servants available to the public in open data, including historical data.

Since July 18, 2016, the Ministry of Public Administration has been undergoing a process of institutional strengthening through implementation of the Sistema Nacional Anticorrupción (National Anticorruption System) and the Plataforma Digital Nacional (National Digital Platform). The Ministry of Public Administration seeks to combat corruption by requiring that certain details of public officials’ personal finances be made publicly available. On April 18, 2018, a report by the Secretaría Ejecutiva del Sistema Nacional Anticorrupción (Executive Secretariat of the National Anticorruption System) provided logistical details for fourteen public institutions, including the Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI), the Suprema Corte de Justicia de la Nación (Supreme Court) and the Instituto Federal de Telecomunicaciones (Federal Telecommunications Institute), on how to comply with this new regulatory framework.

Economic Development

On March 9, 2018, President Enrique Peña Nieto signed the Ley para Regular las Instituciones de Tecnología Financiera, or Ley FINTECH (FINTECH Law), which regulates the organization, operation, functioning and authorization of companies that offer alternative means of access to finance and investment, such as crowdfunding, the issuance and management of electronic payments and the exchange of virtual assets or cryptocurrency. The FINTECH Law also establishes new types of financial entities: the Crowdfunding and Electronic Payment Institutions. These entities undertake financing, investment, savings, payments or transfer activities through interfaces like electronic applications, the internet or any other means of electronic or digital communications and require an approval from the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or CNBV).

On May 21, 2018, INEGI and the Autoridad Federal para el Desarrollo de las Zonas Económicas Especiales (Federal Authority for the Development of Special Economic Zones) signed a general agreement of collaboration in order to strengthen the implementation, operation and development of the areas of influence of the Zonas Económicas Especiales (Special Economic Zones). This agreement will facilitate training, research, dissemination and technical and technological support. For more information on Mexico’s Special Economic Zones, see “United Mexican States—Legal and Political Reforms—Economic Development.”

Internal Security

During April and May 2018, five registered participants of the Sistema de Pagos Electrónicos Interbancarios (Interbanking Electronic Payment System), a system developed and operated by Banco de México that allows money to be transferred electronically between bank deposit accounts, experienced cybersecurity violations. All the attacks observed were directed toward banks, brokerage firms and other participants of the payment system. These incidents did not result in financial losses for any individual clients of the banks, brokerage systems or other targets of the attacks.

In response to these cybersecurity incidents, on May 15, 2018, Banco de México enacted reforms of its internal regulations to strengthen protection of the data it handles, through improving the technological infrastructure protections and providing the Gerencia de Seguridad de Tecnologías (Technology Security Management) with supervisory powers over cybersecurity management. Banco de México issued provisions that grant credit institutions and other entities that provide funds transfer services options to apply additional control measures in order to strengthen their systems’ detection of irregular transfers and ability to verify the integrity of their operations in order to avoid possible damage to their participants and to the system as a whole. These provisions also provide for changed rules on verification by credit institutions of cash withdrawals.

On May 24, 2018, representatives of six financial sector authorities, the Procuraduría General de la República (Office of the Federal Attorney General), various trade associations from the Mexican financial sector and private financial entities signed the Bases de Coordinación en Materia de Seguridad de la Información (Coordination Bases on Information Security) to strengthen the way financial sector authorities and entities respond and coordinate with one another when events occur that may threaten the information security in the Mexican financial system.

Environment

On April 27, 2018 the Ministry of Environment and Natural Resources announced the publication of the Ley de Desarrollo Forestal Sustentable (Law for Sustainable Forest Development), which detailed rules that prevent agricultural activities receiving governmental support from contributing to deforestation.

THE ECONOMY

Gross Domestic Product

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures

(In Billions of Pesos)(3)

	First quarter (annualized)(2)
	2017(1)	2018(1)
GDP	Ps. 17,759.2	Ps. 17,990.4
Add: Imports of goods and services	6,104.9	6,452.1

Total supply of goods and services	23,864.1	24,442.5
Less: Exports of goods and services	6,228.7	6,328.5

Total goods and services available for domestic expenditure	Ps. 17,635.3	Ps. 18,114.0
Allocation of total goods and services:
Private consumption	11,706.8	12,007.4
Public consumption	2,115.2	2,137.6

Total consumption	13,821.9	14,144.9

Total gross fixed investment	3,636.0	3,691.8

Changes in inventory	230.9	270.1

Total domestic expenditures	Ps. 17,688.8	Ps. 18,106.9

Errors and Omissions	(53.5)	7.1

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter data is not necessarily indicative of performance for the full fiscal year.
(3)	Constant pesos with purchasing power as of December 31, 2013.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures

(As a Percentage of Total GDP)(3)

	First quarter (annualized)(2)
	2017(1)	2018(1)
GDP	100.0%	100%
Add: Imports of goods and services	34.4	35.9

Total supply of goods and services	134.4	135.9
Less: Exports of goods and services	35.1	35.2

Total goods and services available for domestic expenditures	99.3%	100.7%
Allocation of total goods and services:
Private consumption	65.9%	66.7%
Public consumption	11.9	11.9

Total consumption	77.8	78.6
Total gross fixed investment	20.5	20.5
Changes in inventory	1.3	1.5

Total domestic expenditures	99.6%	100.6%

Errors and Omissions	(0.3)%	0.0%

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter data is not necessarily indicative of performance for the full fiscal year.
(3)	Constant pesos with purchasing power as of December 31, 2013.

Source: INEGI.

Table No. 4 – Real GDP by Sector

(In Billions of Pesos)(1)

	First quarter (annualized)(2)
	2017(3)		2018(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	535.9	Ps.	564.9
Secondary Activities:
Mining		973.6		914.5
Utilities		249.6		249.6
Construction		1,275.7		1,294.6
Manufacturing		2,872.7		2,868.1
Tertiary Activities:
Wholesale and retail trade		2,979.8		3,065.5
Transportation and warehousing		1,130.6		1,162.1
Information		469.0		482.9
Finance and insurance		837.9		872.4
Real estate, rental and leasing		2,019.6		2,044.9
Professional, scientific and technical services		339.8		332.7
Management of companies and enterprises		102.6		99.8
Support for Business		616.9		632.1
Education services		683.3		677.6
Health care and social assistance		378.5		389.8
Arts, entertainment and recreation		75.0		74.9
Accommodation and food services		397.1		409.6
Other services (except public administration)		365.3		360.0
Public administration		683.2		700.8

Gross value added at basic values		16,986.0		17,196.7
Taxes on products, net of subsidies		773.1		793.8

GDP	Ps.	17,759.2	Ps.	17,990.4

Note:	Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter is not necessarily indicative of performance for the full fiscal year.
(3)	Preliminary figures.
(4)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	First quarter (annualized)(2)
	2017(3)	2018(3)
GDP (constant 2013 prices)	3.3%	1.3%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	4.3%	5.4%
Secondary Activities:
Mining	(11.4%)	(6.1%)
Utilities	0.8%	0.0%
Construction	1.8%	1.5%
Manufacturing	4.8%	(0.2%)
Tertiary Activities:
Wholesale and retail trade	4.8%	2.9%
Transportation and warehousing	3.9%	2.8%
Information	7.7%	3.0%
Finance and insurance	8.7%	4.1%
Real estate, rental and leasing	3.9%	1.3%
Professional, scientific and technical services	7.9%	(2.1%)
Management of companies and enterprises	1.8%	(2.8%)
Administrative support, waste management and remediation services	4.5%	2.5%
Education services	3.0%	(0.8%)
Health care and social assistance	2.2%	3.0%
Arts, entertainment and recreation	2.3%	(0.1%)
Accommodation and food services	0.0%	3.2%
Other services (except public administration)	2.2%	(1.5%)
Public administration	0.8%	2.6%

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter data is not necessarily indicative of performance for the full fiscal year.
(3)	Preliminary figures.
(4)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 1.3% in real terms during the first three months of 2018, compared to the same period of 2017. This increase reflects the 5.4% real increase in primary activities as well as the 2.0% real increase in total tertiary activities driven by increases in finance and insurance, information, health care and social assistance, wholesale and retail trade, and transportation and warehousing activities. These increases in primary and tertiary activities helped to offset the 0.8% real decrease in total secondary activities driven by a decrease in mining activities.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 3.2% as of March 31, 2018, a 0.1 percentage point decrease from the rate on December 31, 2017. As of March 31, 2018, the economically active population in Mexico fifteen years of age and older consisted of 54.6 million individuals. As of June 26, 2018, the minimum wage remained at Ps. 88.36 per day, which has been in effect since December 1, 2017.

Principal Sectors of the Economy

Manufacturing

The following table shows the value of industrial manufacturing output in billions of constant 2013 pesos and the percentage of total output accounted for by each manufacturing sector for the periods indicated.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	First quarter
	2017(2)			2018(2)
Food	Ps.	652.3	2.4%	Ps.	664.6	1.9%
Beverage and tobacco products		141.4	2.1%		150.5	6.4%
Textile mills		26.0	3.7%		25.9	(0.4%)
Textile product mills		12.0	(16.7%)		12.4	3.1%
Apparel		57.9	3.3%		56.6	(2.2%)
Leather and allied products		22.7	(2.7%)		20.5	(9.9%)
Wood products		25.3	10.0%		25.5	0.5%
Paper		51.7	3.2%		50.9	(1.5%)
Printing and related support activities		16.5	(2.2%)		17.2	4.3%
Petroleum and coal products		57.8	(14.7%)		38.7	(33.0%)
Chemicals		255.7	2.0%		248.1	(3.0%)
Plastics and rubber products		79.6	6.6%		76.4	(3.9%)
Nonmetallic mineral products		73.3	2.3%		73.8	0.7%
Primary metals		194.0	5.8%		188.1	(3.0%)
Fabricated metal products		103.3	5.4%		101.5	(1.8%)
Machinery		126.3	6.7%		129.4	2.4%
Computers and electronic products		237.1	6.8%		245.8	3.6%
Electrical equipment, appliances and components		90.6	7.0%		86.4	(4.7%)
Transportation equipment		560.9	11.7%		568.3	1.3%
Furniture and related products		29.3	3.7%		29.7	1.1%
Miscellaneous		58.9	6.7%		58.1	(1.4%)

Total expansion/contraction	Ps.	2,872.7	4.8%	Ps.	2,868.1	(0.2%)

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

As of May 16, 2018, 390 permits have been authorized for the import of gasoline, 512 for the import of diesel, 108 for the import of LP gas and eighty-two for the import of aviation fuel, up from 220,357, seventy-nine and sixty permits, respectively, as of December 31, 2017.

On January 31, 2018, the fourth and final bidding session of Round Two of the energy reform closed, during which PEMEX won bids for four blocks in consortium with international companies.

On March 27, 2018, following the first bidding session of Round Three of the energy reform process, the Secretaría de Energía (Ministry of Energy) and the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission) granted sixteen concession contracts for the exploration and production of hydrocarbons in shallow waters of the Gulf of Mexico. The Government will receive between a 72% and 78% share of the profits from the granted concessions. Two additional bidding sessions for Round Three for the exploration and production of hydrocarbons in land blocks are scheduled for 2018.

Transportation and Communications

Construction on the Tren Interurbano (Interurban Train) was suspended from January 10 to April 24, 2018 due to claims for additional compensation, above the amounts previously provided by the Secretaría de Comunicaciones y Transportes (Ministry of Communication and Transportation), by a group of people from the community of San Jerónimo Acazulco in the state of Mexico for their right of way to use the land. Due to the three month interruption, the estimated completion of the Interurban Train by May 2018 has been delayed.

On March 23, 2018, Grupo Aeroportuario de la Ciudad de México, the Government enterprise responsible for building, managing and operating the Nuevo Aeropuerto Internacional de la Ciudad de México (a new airport in Mexico City, or NAICM), raised a total of Ps. 30 billion through its issuance of a FIBRA E, or Mexican energy and infrastructure investment trust certificate.

On May 23, 2018, the Ministry of Communication and Transportation announced that the final stage of construction had been initiated for Line 3 of the Guadalajara light rail in the state of Jalisco. When completed, Line 3 will connect three cities in Jalisco: Guadalajara, Zapopan and Tlaquepaque.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Financial Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Financial Savings.”

Table No. 7 – Money Supply

	At March 31,
	2017		2018(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,263,437	Ps.	1,356,598
Checking deposits
In domestic currency		1,403,670		1,548,418
In foreign currency		481,888		499,902
Interest-bearing peso deposits		642,734		715,337
Savings and loan deposits		17,688		19,519

Total M1	Ps.	3,782,417	Ps.	4,139,775

M4	Ps.	10,930,249	Ps.	11,798,869

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

The methodology for the calculation of the money supply aggregates changed as of January 31, 2018. The new money supply aggregates reflect the Monetary and Financial Statistics Manual and Compilation Guide published by the IMF in 2016. Historical data has been restated from December 31, 2000 to the present according to the new methodology.

Inflation

Consumer inflation for the first three months of 2018 was 5.0%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year and 1.8 percentage points lower than the 6.8% consumer inflation for 2017. This decrease compared to 2017 was mainly the result of the monetary policy implemented by Banco de México to ease the impact of inflationary shocks so that they did not generate second-order effects in the Mexican economy’s price formation process. It was also due to the reduced impact of the increase in energy prices, particularly gasoline and LP gas, that affected inflation in 2017, among other factors. Additionally, there was an appreciation of the peso against the dollar in the first quarter of 2018, as discussed in more detail below in “—Exchange Controls and Foreign Exchange Rates.”

The following table shows, in percentage terms, the changes in price indices and annual increases in the minimum wage for the periods indicated. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor.”

Table No. 8 – Rates of Change in Price Indices

	National Consumer Price Index(1)(5)	National Producer Price Index(1)(2)(3)(4)	Increase in Minimum Wage
2016	3.4	8.5	4.2
2017	6.8	4.7	10.4
2018
January	5.5	3.4	—
February	5.3	3.2	—
March	5.0	3.6	—
April	4.6	4.0	—
May	4.5	5.4	—

(1)	For annual figures, changes in price indices are calculated each December.
(2)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.
(3)	Preliminary figures for 2017-2018.
(4)	National Producer Price Index takes December 2003 as a base date.
(5)	National Consumer Price Index takes the second half of December 2010 as a base date.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesororía de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (the equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2016:
January-June	3.6	3.8	2.4	3.9	4.0
July-December	4.7	4.9	2.9	5.0	5.1
2017:
January-June	6.4	6.6	4.0	6.7	6.8
July-December	7.0	7.1	4.5	7.4	7.4
2018:
January	7.2	7.4	4.7	7.6	7.7
February	7.4	7.6	4.9	7.8	7.8
March	7.5	7.7	5.0	7.8	7.9

Source: Banco de México.

During the first three months of 2018, interest rates on 28-day Cetes averaged 7.4%, as compared to 6.1% during the same period of 2017. Interest rates on 91-day Cetes averaged 7.5%, as compared to 6.4% during the same period of 2017.

On June 21, 2018, the 28-day Cetes rate was 7.7% and the 91-day Cetes rate was 7.9%.

Consistent with its policy to prevent second round effects on inflation and to anchor medium- and long-term inflation expectations, Banco de México increased the target for the Tasa de Fondeo Bancario (overnight interbank funding rate) by twenty-five basis points in its February 2018 and June 2018 decisions, reaching a level of 7.75% as of June 21, 2018 compared to 7.25% as of December 31, 2017. These actions took into account decreasing confidence in the inflation outlook, events leading up to the July 1, 2018 elections and expectations of continued tightening of U.S. monetary policy.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2016	20.6194	18.6908
2017	19.6629	18.9197
2018
January	18.6069	18.9074
February	18.8331	18.6449
March	18.2709	18.6308

Source: Banco de México.

The peso appreciated against the dollar in the first quarter of 2018, due, among other causes, to Banco de México’s monetary policy, the weakness of the U.S. dollar in that period and the perception of some improvement in the renegotiations of North American Free Trade Agreement (NAFTA). However, this initial appreciation was offset in the second quarter of 2018 by uncertainty related to the NAFTA renegotiation process and the upcoming elections on July 1, 2018.

On June 27, 2018, the peso/dollar exchange rate closed at Ps. 20.0553 = U.S.$1.00, a 2.0% depreciation in dollar terms as compared to the rate on December 29, 2017. The peso/U.S. dollar exchange rate published by Banco de México on June 26, 2018 (which took effect on the second business day thereafter) was Ps. 19.9350 = U.S.$1.00.

Securities Markets

On June 26, 2018, the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 46,909 points, representing a 5.0% decrease from the level at December 29, 2017.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 11 – Exports and Imports

	First three months
	2017	2018(1)
	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	$5,485	$7,298
Crude oil	4,356	6,298
Other	1,129	1,000
Non-oil products	89,220	98,292
Agricultural	4,385	5,204
Mining	1,184	1,615
Manufactured goods(2)	83,651	91,473

Total merchandise exports	94,705	105,590

Merchandise imports (f.o.b.)
Consumer goods	13,056	14,524
Intermediate goods(2)	75,067	81,861
Capital goods	9,357	10,634

Total merchandise imports	97,480	107,019

Trade balance	$(2,775)	$(1,428)

Average price of Mexican oil mix(3)	$44.10	$56.46

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Agreements

Canada, Mexico and the U.S. are currently engaged in negotiations involving NAFTA. In early 2018, the negotiating teams from each country participated in the sixth and seventh rounds of negotiations. In early May 2018, the lead negotiators from each of Canada, Mexico and the U.S. held a subsequent negotiation session. Technical teams from each country were instructed to continue negotiations until the next negotiation session. Changes to NAFTA, or the termination of NAFTA, may greatly affect Mexico’s industries, especially manufacturing and agriculture, but it is difficult to predict the impact of the NAFTA negotiations on Mexico.

On March 8, 2018, the Minister of Economy signed the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) on behalf of Mexico together with the trade ministers of Australia, Brunei Darussalam, Canada, Chile, Japan, Malaysia, New Zealand, Peru, Singapore and Vietnam. The CPTPP aims to implement the Trans-Pacific Partnership Agreement (TPP) after the official withdrawal of the United States of America (the United States, or the U.S.) in January 2017. The Senate ratified CPTPP on April 24, 2018. Mexico was the first country to approve the CPTPP, which will enter into force sixty days after six countries or 50% of the signatories have approved it and notified the other parties of their approval.

On April 21, 2018, the Ministry of Economy announced the successful conclusion of the negotiations to modernize the Free Trade Agreement between Mexico and the EU (the TLCUEM). For more information on the TLCUEM, see “Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Agreements.”

From June 1, 2018, Mexico became subject to U.S. tariffs on imports of steel and aluminum. Steel and aluminum are inputs to several strategic sectors where production has been highly integrated across North American borders, including the automotive, aerospace, electrical and electronic industries. Mexico cannot predict the economic impact of the U.S. tariffs at this time.

In response to the U.S. tariffs, Mexico imposed tariffs on imports from the United States of products such as flat steel, lamps, pork legs and shoulders, sausages, apples, grapes, blueberries and various cheeses, up to an amount commensurate with the economic effect of the U.S. tariffs on Mexico. Mexico’s tariffs will continue to be effective as long as Mexico continues to be subject to the U.S. steel and aluminum tariffs. On June 5, 2018, Mexico also filed a complaint against the United States in relation to the steel and aluminum tariffs through the World Trade Organization’s dispute resolution mechanism.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 12 – Balance of Payments

	First quarter
	2017		2018(1)
	(in millions of dollars)
Current account(2)	US$	(10,384)	US$	(6,941)
Credits		111,288		122,744
Merchandise exports (f.o.b.)		94,831		105,330
Non-factor services		6,961		7,623
Transport		438		525
Tourism		5,801		6,217
Insurance and pensions		615		633
Financial Services		36		169
Others		71		80
Primary Income		2,789		2,685
Secondary Income		6,707		7,106
Debits		121,672		129,685
Merchandise imports (f.o.b.)		97,570		107,144
Non-factor services		9,066		9,301
Transport		3,357		3,620
Tourism		2,277		2,606
Insurance and pensions		1,133		1,149
Financial Services		719		902
Others		1,580		1,025
Primary Income		14,818		12,929
Secondary Income		218		310
Capital account		(26)		(24)
Credit		62		60
Debit		88		83
Financial account		(64)		(7,955)
Direct investment		(11,037)		(6,951)
Portfolio investment		(5,610)		(7,082)
Financial derivatives		681		334
Other investment		15,774		3,616
Reserve assets		128		2,128
International Reserves		679		2,152
Valuation Adjustment		551		23
Errors and omissions		10,346		(990)

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

Current Account

In the first quarter of 2018, Mexico’s current account registered a deficit of 2.3% of GDP, or U.S.$6,941 million. This current account deficit is the lowest deficit achieved for a first quarter period in the last five years in both monetary terms and as a percentage of GDP. In particular, the year-over-year decrease from first quarter of 2017 to first quarter of 2018 in the current account deficit reflected the increase of the non-oil trade surplus as well as the year-over-year reduction from first quarter of 2017 to first quarter of 2018 of the primary income deficit and increased remittances. In contrast, the oil trade deficit continued to increase.

Capital Account

In the first quarter of 2018, Mexico registered a capital account deficit of U.S.$24 million.

Financial Account

In the first quarter of 2018, Mexico registered financial account inflows of U.S.$7,955 million.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 13 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)		End-of-Period Net International Assets
	(in millions of U.S dollars)
2016	US$	176,542	US$	178,057
2017		172,802		175,479
2018(4)
January		173,195		178,704
February		172,910		177,307
March		173,232		177,629

(1)	“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.
(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

2018 Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 14 – Selected Budgetary Expenditures; 2018 Expenditure Budget

(In Billions of Pesos)

	Actual
	2016(1)	2017(1)	First three months of 2018(1)	2018 Budget(2)
Health	Ps. 121.8	Ps. 130.6	Ps. 33.4	Ps. 122.6
Education	301.5	297.9	82.4	281.0
Housing and community development	26.0	18.3	5.3	16.8
Government debt servicing	370.1	409.9	71.0	473.1
CFE and PEMEX debt servicing	102.9	123.2	54.7	136.2
PEMEX	86.9	101.1	48.3	110.8
CFE	16.0	22.1	6.4	25.4
Other	0.0	0.0	0.0	0.0

(1)	Preliminary figures.
(2)	2018 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2018. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2018 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for 2013 through 2017 and the first three months of 2018. It also sets forth certain assumptions and targets from Mexico’s 2018 Budget.

Table No. 15 – Budgetary Results; 2018 Budget Assumptions and Targets

	2013 Actual(1)	2014 Actual(1)	2015 Actual(1)	2016 Actual(1)	2017 Actual(1)	First three months of 2018 Actual (1)	2018 Budget(2)
Real GDP growth (%)	1.4%	2.8%	3.3%	2.9%	2.0	1.3%	2.0-3.0%
Increase in the national consumer price index (%)	4.0%	4.1%	2.1%	3.4%	6.8%	5.0%	3.0%
Average export price of Mexican oil mix (U.S.$/barrel)	$98.44	$85.48	$43.12	$35.65	$46.73	$56.46	$48.50(3)
Average exchange rate (Ps./$1.00)	2.8	13.3	15.9	18.7	18.9	18.7	18.1
Average rate on 28-day Cetes (%)	3.8%	3.0%	3.0%	4.2%	6.7%	7.4%	7.0%
Public sector balance as % of GDP(4)	(2.3)%	(3.1)%	(3.4)%	(2.5)%	(1.1)%	(0.4)%	0.0%

Primary balance as % of GDP(4)	(0.4)%	(1.1)%	(1.2)%	(0.1)%	1.4%	0.2%	0.9%
Current account deficit as % of GDP	(2.4)%	(1.8)%	(2.5)%	(2.2)%	(1.7)%	(2.3)%	(1.8)%

(1)	Preliminary figures.
(2)	2018 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2018. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2018 economic results.
(3)	The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2018 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2018 Budget.
(4)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General.”

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

The following table presents the composition of public sector budgetary revenues for the first three months of 2017 and 2018 in billions of pesos.

Table No. 16 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	First three months of 2017(2)	First three months of 2018(2)	2018 Budget(3)
Budgetary revenues	1,477.6	1,261.3	4,778.3
Federal Government	1,234.9	976.0	3,584.9
Taxes	732.3	784.4	2,957.5
Income tax	418.7	437.3	1,564.3
Value-added tax	200.6	234.4	876.9
Excise taxes	87.6	87.5	421.8
Import duties	13.3	13.6	47.3
Tax on the exploration and exploitation of hydrocarbons	1.0	1.2	4.7
Export duties	0.0	0.0	0.0
Luxury goods and services	0.0	0.0	0.0
Other	11.2	10.4	42.4
Non-tax revenue	502.6	191.6	627.4
Fees and tolls	25.8	30.1	46.4
Transfers from the Mexican Petroleum Fund for Stabilization and Development	122.2	124.7	456.8
Rents, interest and proceeds of assets sales	0.0	0.0	0.0
Fines and surcharges	352.0	33.5	117.8
Other	2.6	3.3	6.5
Public enterprises and agencies	242.7	285.3	1,193.4
PEMEX	78.8	105.2	423.3
Others	163.9	180.1	770.0

Note: Numbers may not total due to rounding.

(1)	Current pesos.
(2)	Preliminary figures.
(3)	2018 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2018. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2018 economic results.

Source: Ministry of Finance and Public Credit.

Financial Stability Board

On March 15, 2018, the Financial Stability Board (FSB) released its analysis of Mexican economic policy and risks in the Mexican financial system, including the recent evolution of the external and internal economic environment. In a context of inflation, more restrictive financial conditions in emerging economies, the ongoing renegotiation of NAFTA and the July 2018 Mexican elections, the FSB projected that the Mexican economy and financial system will likely continue to face a complex internal and external environment. The FSB highlighted that the Mexican economy has continued to show resilience in this complex environment given the strength of its macroeconomic foundations and structural reforms and recent policy actions taken, including structural reforms, fiscal consolidation and a monetary policy focused on ensuring price stability.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated:

Table No. 17 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At March 31,
	2017	2018
Historical Balance of Public Sector Borrowing Requirements(2)	43.6%	44.2%

(1)	Percentage of GDP is calculated using the estimated annual GDP for 2018 published by the Ministry of Finance and Public Credit in March 2018.
(2)	The calculation of Historical Balance of Public Sector Borrowing Requirements is discussed in footnote 2 to Table No. 67 in “Public Debt—Historical Balance of Public Sector Borrowing Requirements.”

At March 31, 2018, the Historical Balance of Public Sector Borrowing Requirements represented 44.2% of GDP, a decrease of 1.8 percentage points from the end of 2017. For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification.”

Internal Debt

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated.

Table No. 18 – Gross and Net Internal Debt of the Public Sector

	At March 31,
	2017	2018
Gross Debt	Ps. 6,251.3	Ps. 6,672.6
By Term
Long-term	5,732.8	6,117.0
Short-term	518.5	555.6
By User
Federal Government	5,720.0	6,123.5
State Productive Enterprise (Pemex and CFE)	405.2	392.5
Development Banks	126.1	156.6
Financial Assets	477.2	263.5
Total Net Debt	Ps. 5,774.0	Ps. 6,409.1
Gross Internal Debt/GDP	30.0%	28.5%
Net Internal Debt/GDP(1)	27.7%	27.4%

(1)	The calculation of net internal debt is discussed in footnote 1 to Table No. 68 in “Public Debt—Internal Debt—Internal Public Sector Debt.”

Internal Government Debt

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated.

Table No. 19 – Gross and Net Internal Debt of the Government(1)

	At March 31,
	2017		2018(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 5,126.0	89.6%	Ps. 5,526.2	90.2%
Cetes	633.3	11.1%	710.2	11.6%
Floating Rate Bonds	427.0	7.5%	496.0	8.1%
Inflation-Linked Bonds	1,300.5	22.7%	1,465.0	23.9%
Fixed Rate Bonds	2,757.7	48.2%	2,847.3	46.5%
STRIPS of Udibonos	7.4	0.0%	7.7	0.1%
Other(3)	594.0	10.4%	597.3	9.8%

Total Gross Debt	Ps. 5,720.0	100.0%	Ps. 6,123.5	100.0%

Net Debt
Financial Assets(4)	572.6		284.2

Total Net Debt	Ps. 5,147.4		Ps. 5,839.3

Gross Internal Debt/GDP	27.4%		26.2%
Net Internal Debt/GDP	24.7%		25.0%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps.143.9 billion at March 31, 2017, and Ps. 143.5 billion at March 31, 2018 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.

Source: Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

According to preliminary figures, as of March 31, 2018, outstanding gross public sector external debt totaled U.S.$202.6 billion, an approximate U.S.$8.6 billion increase from the U.S.$194.0 billion outstanding on December 31, 2017. Of this amount, U.S.$199.3 billion represented long-term debt and U.S.$3.3 billion represented short-term debt. Net external indebtedness also increased by U.S.$6.8 billion during the first three months of 2018.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated:

Table No. 20 – Summary of External Public Sector Debt by Type(1)

	At March 31, 2017	At March 31, 2018(3)
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	90,443	96,338
Long-Term Debt of Budget Controlled Agencies	86,068	94,730
Other Long-Term Public Debt(2)	7,432	8,200

Total Long-Term Debt	183,943	199,268

Total Short-Term Debt	3,306	3,338

Total Long- and Short-Term Debt	187,249	202,606

Table No. 21 – Summary of External Public Sector Debt by Currency

	March 31, 2017			March 31, 2018(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	146,043	78.0%	U.S.$	155,696	76.8%
Japanese Yen		6,762	3.6		7,219	3.6
Swiss Francs		1,344	0.7		1,379	0.7
Pounds Sterling		2,283	1.2		3,210	1.6
Euro		28,207	15.1		32,431	16.0
Others		2,611	1.4		2,671	1.3

Total	U.S.$	187,249	100.0%	U.S.$	202,606	100.0%

Table No. 22 – Net External Debt of the Public Sector

	March 31, 2017		March 31, 2018(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	180,714.9	U.S.$	199,144.8
Gross External Debt/GDP		16.9%		15.9%
Net External Debt/GDP		16.3%		15.6%

Note: Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 1 to Table No. 73 in “Public Debt-External Debt.”
(2)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated:

Table No. 23 – Gross External Debt of the Government by Currency

	March 31, 2017			March 31, 2018
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	69,479	76.8%	U.S.$	72,554	75.3%
Japanese Yen		4,731	5.2		4,964	5.1
Swiss Francs		—	—		—	—
Pounds Sterling		1,845	2.0		2,082	2.2
Euros		14,442	16.0		16,784	17.4
Others		17	0.0		18	0.0

Total	U.S.$	90,514	100.0%	U.S.$	96,403	100.0%

Table No. 24 – Net External Debt of the Government

	March 31, 2017		March 31, 2018
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.	$85,342.9	U.S.	$94,317.6
Gross External Debt/GDP		8.2%		7.6%
Net External Debt/GDP		7.7%		7.4%

Table No. 25 – Net Debt of the Government

	March 31, 2017	March 31, 2018
Internal Debt	76.2%	77.2%
External Debt	23.8%	22.8%

Note: Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 1 to Table No. 73 in “Public Debt—External Public Debt—External Public Sector Debt.”

Source: Ministry of Finance and Public Credit.

External Securities Offerings and Liability Management Transactions During 2018

Mexico offers additional debt securities from time to time and, in order to manage the composition of its outstanding liabilities, Mexico engages from time to time in a variety of transactions, including tender offers, open market purchases and early redemptions.

For the past twenty years, Mexico has conducted periodic ordinary course liability management transactions for the reduction of its total outstanding debt.

On January 11, 2018, Mexico issued $2.6 billion of its 3.750% Global Notes due 2028 and $0.6 billion of its 4.600% Global Notes due 2048. Concurrently, the Government conducted a tender offer pursuant to which Mexico offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated January 3, 2018, pursuant to which Mexico purchased the notes listed in the table below. A summary of the tender offer results follows:

Old Notes Series	Outstanding Amount Repurchased in Tender Offer		Outstanding Amount After Tender Offer

3.500% Global Bonds due 2021	U.S.$	67,416,000	U.S.$	1,276,255,000
3.625% Global Bonds due 2022	U.S.$	256,180,000	U.S.$	2,215,426,000
4.000% Global Bonds due 2023	U.S.$	165,052,000	U.S.$	3,284,876,000
3.600% Global Bonds due 2025	U.S.$	19,299,000	U.S.$	2,453,564,000
4.125% Global Bonds due 2026	U.S.$	66,279,000	U.S.$	2,729,721,000

On January 17, 2018, Mexico issued €1.5 billion of its 1.750% Global Notes due 2028.

UNITED MEXICAN STATES

Geography and Population

Mexico is a nation consisting of thirty-two states, including Mexico City. It is the fifth largest nation in the Americas and the fourteenth largest nation in the world, occupying a territory of 1,964,375 square kilometers (km). To the north, Mexico shares a 3,141 km border with the United States. To the southeast, Mexico shares a 641 km border with Guatemala and a 249 km border with Belize. To the east, its coastline extends 2,429 km along the Gulf of Mexico and 865 km along the Caribbean Sea, and to the west, its coastline extends 7,828 km along the Pacific Ocean.

Mexico has great geographical diversity. It contains mountain ranges and large coastal plains, as well as valleys, canyons, plateaus and depressions, among other features. Among Mexico’s most notable geographical features are the Sierra Madre Occidental and Oriental, the Península de Baja California, the Mesa del Centro and the Península de Yucatán. Approximately 11% of Mexico’s land is arable, approximately 14% is suitable for grazing and approximately 11% is forested.

Because of Mexico’s geographic location, Mexico is vulnerable to natural disasters, such as hurricanes, earthquakes, severe rain storms and flooding, and accidents affecting the environment, such as oil spills in the Gulf of Mexico or mining incidents. For example, on September 7, 2017, an earthquake affected the southwest region of Mexico, and on September 19, 2017, another earthquake affected the central region of Mexico, including Mexico City.

The impact of a natural disaster or accident on economic activity or Mexico’s public expenditures cannot be foreseen. On August 4, 2017, Mexico entered into an agreement with the IBRD to insure Mexico against natural disaster risks in a total aggregate amount of U.S.$360 million through the IBRD’s Capital at Risk Notes program. Mexico received a payment of U.S.$150 million from the IBRD following the September 7, 2017 earthquake, representing the maximum payment for an earthquake under the terms of the August 4, 2017 agreement.

Mexico is the third most populous nation in the Americas, with a population of 112.3 million, as reported by INEGI in its 2010 housing and population census. Based on this census, a projected 77.8% of Mexico’s population lives in urban areas and 22.2% lives in rural areas. Mexico’s three largest cities are Mexico City, Guadalajara and Monterrey, with populations of 20.1 million, 4.4 million and 4.1 million, respectively. According to the Consejo Nacional de Población (National Population Council), the estimated population growth rate for 2017 is 1.0%.

Mexico is generally classified as an upper middle-income developing country. The following table sets forth the latest selective comparative statistics published by the International Bank for Reconstruction and Development (the World Bank) for Mexico and other countries in the Americas.

Table No. 26 – Selected Comparative Statistics

	Mexico		Brazil		Chile		Venezuela	United States
Per capita GDP(1)	U.S.$	8,208.6	U.S.$	8,649.9	U.S.$	13,792.9	N.A.	U.S.$	57,638.2
Life expectancy at birth (2015)		77		76		80	75		79
Youth literacy rate:(2)(3)
Male		98.9%		98.4%		n.a.	98.4%		n.a.
Female		99.0%		99.3%		n.a.	99.1%		n.a.
Infant mortality rate(4)		13		14		7	14		6

n.a. = Not available.

(1)	Figures are in U.S. dollars adjusted for purchasing power parity.
(2)	Ages fifteen to twenty four.
(3)	Figures as of 2014 for Brazil, as of 2015 for Mexico and as of 2016 for Venezuela.
(4)	Infant mortality per 1,000 live births.

Source: World Development Indicators 2017 and 2016.

Form of Government

Mexico’s current form of government was established by the Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of Mexico, or the Constitution), which took effect on May 1, 1917. The Constitution provides that Mexico’s Government is to be established as a federal republic, consisting of both the Government and state governments.

The Government

The Constitution provides for the separation of powers by dividing the Government into three distinct branches: the executive branch, the judicial branch and the legislative branch.

As of December 2017, there were nine political parties with representatives serving in the executive and legislative branches, as well as in the state governments. From 1929 to 1994, the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI) won every presidential election, and, from 1929 until July 1997, the PRI held a majority of the seats in both chambers of Congress. From 1929 until 1989, the PRI also won every state gubernatorial election. In July 2000, the candidate from the Alianza por el Cambio (Alliance for Change), a coalition of the Partido Acción Nacional (National Action Party, or PAN), the oldest opposition party in the country, and the Partido Verde Ecologista de México (Ecological Green Party), won the presidential election.

i.	Executive Branch

The President of Mexico (or the President) is the chief of the executive branch. The President is elected by the popular vote of Mexican citizens who are eighteen years of age or older. The Constitution limits the President to one six-year term; the President may not run for reelection.

Mr. Enrique Peña Nieto, a member of the PRI, was elected President in July 2012 and took office on December 1, 2012, replacing President Felipe Calderón Hinojosa of the PAN. President Peña Nieto’s term will end on November 30, 2018, and he is not eligible for a second term as president according to the Constitution. A new President will be elected in the general election scheduled to be held on July 1, 2018. The new President will take office on December 1, 2018 and will serve for five years and ten months due to an inaugural date change for the 2024 elections.

The executive branch further consists of eighteen ministries, the Consejería Jurídica del Ejecutivo Federal (Legal Counsel to the Presidency), the Office of the Federal Attorney General, which will be known as the Fiscalía General de la República (National Prosecutor’s Office) beginning in 2018 as a constitutional body, and two regulatory bodies for the energy sector: the National Hydrocarbons Commission and the Comisión Reguladora de Energía (Regulatory Energy Commission). The President appoints the principal officials of every ministry. The President also appoints the Procurador General (Attorney General), subject to ratification by the Senado de la República (Senate). Similarly, the President’s appointment of the empleados superiores (senior employees) of the Ministry of Finance and Public Credit is subject to ratification by the Senate.

On November 27, 2017, José Antonio González Anaya was appointed as the Secretary of Finance and Public Credit of the Ministry of Finance and Public Credit of Mexico.

On May 20, 2013, the Government published in the Diario Oficial de la Federación (Official Gazette) the Plan Nacional de Desarrollo (National Development Plan, or Plan), a five-year plan which establishes the main goals and objectives of President Peña Nieto during his term. The Plan includes the achievement of peace in Mexico, the promotion of social inclusivity and protection of citizens’ social rights, the improvement of and accessibility to Mexico’s education system, the promotion of sustainable economic growth with an emphasis on equality of opportunities, a focus on external policy goals and the promotion of free international trade.

In addition, the National Development Plan proposes three general strategies that will be incorporated in all Government policies. First, the Plan aims to democratize productivity by facilitating the growth and competitiveness of the Mexican economy, eliminating obstacles that limit the productivity of Mexican individuals and corporations and encouraging participants in the Mexican economy to efficiently use resources. Second, the Plan seeks to foster an effective and modern Government by guaranteeing access to information and the protection of personal data, expanding information and communication technologies and automated administrative systems, allocating resources efficiently and promoting individuals based on merit. Finally, the Plan incorporates the principle of gender equality in all Government policies and actions.

ii.	Judicial Branch

Mexico’s judicial branch (or the Federal Judiciary) consists of the Supreme Court, the Tribunales Colegiados de Circuito (Circuit Courts), the Juzgados de Distrito (District Courts) and the Consejo de la Judicatura Federal (Council of the Federal Judiciary). The Supreme Court is composed of eleven justices who serve fifteen-year staggered terms. Each justice of the Supreme Court is elected by a two-thirds majority vote of the Senate from a pool of three candidates nominated by the President. The position of Chief Justice of the Supreme Court is rotated among the justices, with each Chief Justice serving one four-year term. The Council of the Federal Judiciary, which is composed of seven members, one of whom is the Chief Justice of the Supreme Court, administers the Federal Judiciary and appoints magistrados (Circuit Court judges and District Court judges).

iii.	Legislative Branch

Legislative authority is vested in the Congreso de la Unión (Congress), which is composed of the Senate and the Cámara de Diputados (Chamber of Deputies). Members of Congress are elected either directly or through a system of proportional representation by the popular vote of Mexican citizens who are eighteen years of age or older. The Senate is composed of 128 members, ninety-six of whom are elected directly, while the other thirty-two are elected through a system of proportional representation. The Chamber of Deputies is composed of 500 members, 300 of whom are elected directly by national electoral districts, while the other 200 are elected through a system of proportional representation. Under this proportional representation system, seats are allocated to political party representatives based on the proportion of the votes cast for those parties that receive at least 3.0% of the national vote, among other requirements.

The Constitution provides that the President may veto bills and that Congress may override such vetoes with a two-thirds majority vote of each chamber.

Senators serve a six-year term, and deputies serve a three-year term. Federal deputies are eligible for immediate reelection for up to four term periods and senators are eligible for immediate reelection for up to two term periods. Congressional elections for all 500 seats in the Chamber of Deputies were last held on June 7, 2015 and will next be held during the general election on July 1, 2018.

The following table provides the distribution as of December 2017 of Congressional seats reflecting certain post-election changes in the party affiliations of certain senators and deputies.

Table No. 27 – Party Representation in Congress

	Senate(1)		Chamber of Deputies(2)
	Seats	% of Total	Seats	% of Total
Institutional Revolutionary Party	55	44.4	204	40.9
National Action Party	34	27.4	109	21.8
Democratic Revolution Party	9	7.3	53	10.6
Ecological Green Party of Mexico	6	4.8	38	7.6
Social Encounter Party	0	0.0	10	2.0
Labor Party	16	12.9	0	0.0
Citizen Movement Party	0	0.0	20	4.0
New Alliance Party	0	0.0	12	2.4
Unaffiliated	4	3.2	4	0.8
Independent	0	0.0	1	0.2
National Regeneration Movement (New)	0	0.0	48	9.6

Total	124	100.0%	499	100.0%

Note: Numbers may not total due to rounding.

(1)	Senate figures as of December 14, 2017.
(2)	Chamber of Deputies figures as of December 12, 2017.

Source: Senate and Chamber of Deputies.

The next Congressional elections are scheduled to be held on July 1, 2018.

State Government

On January 29, 2016, Mexico City became the thirty-second state of Mexico while remaining the seat of the branches of Government and the capital of Mexico. On February 5, 2017, the Political Constitution of Mexico City was published in the Official Gazette of the Federation. It will enter into force on September 17, 2018.

Each of Mexico’s states, aside from Mexico City, is headed by a state governor. Mexico City is headed by a mayor, elected by popular vote.

Legal and Political Reforms

Since 2012, Mexico has implemented various legal and political reforms that affect the Government, with the goal of improving the justice and public education systems, increasing governmental transparency and creating more efficient public administration.

Anti-Corruption

On July 18, 2016, the National Anti-Corruption System went into force. The National Anticorruption System is an institutional framework that seeks to combat corruption and bribery in public administration and governmental accounting.

On December 21, 2016, the U.S. Department of Justice publicly disclosed that Odebrecht S.A., a global construction conglomerate based in Brazil, pled guilty to charges of bribery and corruption in connection with, among other things, bribes paid for more than 100 projects in twelve countries. On December 22, 2016, PEMEX authorities commenced administrative and criminal investigations into instances of bribery or corruption related to these allegations. On January 25, 2017, PEMEX filed a criminal complaint with the Office of the Federal Attorney General against any party for acts that may have been committed against PEMEX.

On December 11, 2017, the Ministry of Public Administration banned Construtora Norberto Odebrecht S.A., the leading subsidiary of the holding company Odebrecht S.A., from participating in any procurement process or entering into any contract with agencies and entities of the Administración Pública Federal (Federal Public Administration) and the Office of the Federal Attorney General, as well as any agencies or entities of the states where federal resources are used.

Procurement Process of the Centralized Public Administration

On November 8, 2017, the Ministry of Finance and Public Credit, the Ministry of Public Administration and the Coordinación de Estrategia Digital Nacional (National Digital Strategy Coordination), in collaboration with the Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales (National Institute of Transparency, Information Access and Protection of Private Data, or INAI), Transparencia Mexicana (Mexican Transparency), the World Bank, the Open Contracting Partnership and the Global Initiative for Fiscal Transparency, launched the Government’s Contrataciones Abiertas (Open Contracting Platform). This platform includes data from all stages of the procurement process of the Administración Pública Centralizada (Centralized Public Administration). Its goal is to prevent corruption, produce more confidence in private sector providers and increase trust in institutions.

Access to Information and Government Transparency

The Government has enacted a number of legal and political reforms to improve access to information and government transparency. For example, the Constitution was reformed, on February 7, 2014, to create the Instituto Federal de Acceso a la Información y Protección de Datos (Federal Institute for Access to Information and Data Protection, or IFAI) as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency, among other reforms. In addition, the Reglamento Interior del Instituto Federal de Acceso a la Información y Protección de Datos (Internal Regulation of the Federal Institute for Access to Information and Data Protection), which aims to establish the structure, functions and operations of the IFAI, was published on February 20, 2014.

On May 9, 2016, the Ley Federal de Transparencia y Acceso a la Información Pública (Federal Law for Transparency and Access to Public Information) replaced the Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental (Federal Law for Transparency and Access to Public Government Information). This law continues to ensure the right of access to information held by governmental entities and, additionally, was expanded to include transparency obligations for the armed forces, the Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos (National Agency for Industrial Safety and Environmental Protection in the Hydrocarbons Sector), the National Hydrocarbons Commission, the Regulatory Energy Commission, the Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo (Mexican Petroleum Fund for Stabilization and Development) and productive state-owned companies and productive subsidiaries. The new law sets forth the authority of the National Institute of Transparency, Information Access and Protection of Private Data to impose sanctions.

The Acuerdo del Consejo General del Instituto Nacional Electoral por el que se Expide el Reglamento del Instituto Nacional Electoral en Materia de Transparencia y Acceso a la Información Pública (Agreement of the General Council of the National Electoral Institute by which the Regulation of the National Electoral Institute is Issued with Respect to Transparency and Access to Public Information) of November 14, 2016 established institutional entities, criteria and procedures to guarantee the right of access to information possessed by those who receive and use public funds or act within the scope of federal, state or municipal authority.

Criminal Justice

In June 2008, the Constitution was amended to reform the criminal justice system. The reforms were implemented over a period of eight years and went into force on June 18, 2016. Under the reforms, Mexico transitioned to an accusatory system of criminal justice, in which defendants are presumed innocent until proven guilty. Closed-door proceedings, previously conducted almost exclusively through written briefs, will be replaced with oral trials open to the public. A specific judge will be named to each criminal proceeding, will follow that proceeding through the sentencing phase and will be required to be present at every hearing. The victims of criminal activity are more directly involved in criminal proceedings and benefit from increased protection of their personal data, as well as access to legal, medical and psychological assistance.

The Código Nacional de Procedimientos Penales (the National Criminal Procedure Code) of March 5, 2014 aimed to create uniform criminal procedure rules throughout the country following principles set forth in the Constitution and in international treaties to which Mexico is party. The goals of this reform include promoting a more expedited legal process, increasing protection of victims and their rights, implementing the presumption of innocence and increasing respect for due process.

On October 12, 2017, the Chamber of Deputies approved the issuance of the Ley General en Materia de Desaparición Forzada de Personas, Desaparición Cometida por Particulares y del Sistema Nacional de Búsqueda de Personas (General Law on Forced Disappearances, Disappearances Committed by Individuals and the National Person Search System). This law provides tools to combat impunity and defend the rights of victims and their families through the creation of a Sistema Nacional de Búsqueda de Personas (National Person Search System), which is responsible for determining, executing and following up on missing persons searches and a Comisión Nacional de Búsqueda (National Search Commission), which will function as a consultative and participatory body made up of family members of victims, civil society organizations, and federal and local prosecutor’s offices.

Taxation

On November 18, 2015, a law was published providing that individuals and companies that had investments abroad until December 2014 and that did not report such investments to the Mexican tax authority would have the option to repatriate their investments and their earnings during the first six months of 2016 without penalties, adjustments or late fees. In addition, individuals and companies availing themselves of this repatriation of funds program will only be obligated to pay income tax based on the current year, provided that such payment is made within fifteen days of the repatriation and those funds are reinvested in specified activities or used for debt payments, among other conditions. This incentive came about as a result of a bilateral agreement between the Internal Revenue Service of the United States (IRS) and the Mexican Servicio de Administración Tributaria (Tax Administration Service, or SAT), which provides for the exchange of information with respect to accounts held abroad by either Mexican or American residents.

Public Accounting

Amendments to the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability) and to the Ley General de Contabilidad Gubernamental (General Law on Governmental Accounting) were published in the Official Gazette of the Federation on December 30, 2015 and July 18, 2016, respectively. These amendments require each state to create accounting councils in order to standardize public accounting throughout the different levels of government.

Local Government Finance

Pursuant to the Ley de Disciplina Financiera de las Entidades Federativas y los Municipios (Law for the Financial Discipline of the States and the Municipalities) of April 27, 2016, states and municipalities need the authorization of the local congress to incur additional indebtedness if their outstanding indebtedness is higher than six percent of the revenues approved by the Legislative branch for the applicable fiscal year. The law also imposes a new set of requirements that must be met prior to having the Government guarantee debt issued by states and municipalities. This legislation follows a May 2015 decree amending various provisions of the Constitution, creating a new legal framework to control the borrowing practices of states and municipalities.

The Reglamento del Registro Público Único de Financiamientos y Obligaciones de Entidades Federativas y Municipios (Single Public Registry for Finance and Obligations of States and Municipalities) of October 25, 2016 regulates the inscription, modification or cancelation of the financing and debt obligations incurred by the states and municipalities.

In furtherance of the objectives listed in the Law for the Financial Discipline of the States and the Municipalities, the Reglamento de Sistema de Alertas (Alerts System Regulation) of March 31, 2017 established the parameters for evaluating the levels of indebtedness of states and municipalities through the Sistema de Alertas (Alerts System) so that the Government may take the actions required by the Law for the Financial Discipline of the

States and the Municipalities in order to prevent risky levels of indebtedness. Based on the information provided via the Alerts System, each state and municipality’s indebtedness level is classified in one of three levels: (1) sustainable indebtedness, (2) indebtedness under observation and (3) high indebtedness, and this classification was used to determine each state and municipality’s net financial ceiling for 2018.

Economic Development

The Ley Federal de Zonas Económicas Especiales (Federal Law of Special Economic Zones) of June 6, 2016, part of the National Development Plan described under “United Mexican States—Form of Government—The Government,” together with the corresponding federal regulatory authority of September 29, 2017, regulates the establishment and operation of designated geographic areas, called Special Economic Zones, subject to special incentives to promote business, attract new investment and generate employment opportunities through infrastructure development projects in underdeveloped regions of the country. To strengthen the process for developing the Special Economic Zones, the Ministry of Finance and Public Credit signed the Acuerdo de Cooperación Técnica (Technical Cooperation Agreement) with the World Bank on May 17, 2017, pursuant to which the Ministry of Finance and Public Credit, through the Federal Authority for the Development of Special Economic Zones and with the financial support of FONADIN, committed to contributing U.S.$4.2 billion. On September 1, 2017, the Federal Authority for the Development of Special Economic Zones and ProMéxico, the federal government agency responsible for coordinating strategies to strengthen Mexico’s participation in the international economy, signed a collaboration agreement to attract foreign direct investment, promote foreign trade and create jobs in the Special Economic Zones. On October 9, 2017, the Federal Authority for the Development of Special Economic Zones and ProMéxico, completed a tour in Indonesia, Singapore and Vietnam to promote investment opportunities in the Special Economic Zones.

Consistent with the National Development Plan, on January 9, 2017, the Government announced that it signed the Acuerdo para el Fortalecimiento Económico y la Protección de la Economía Familiar (Agreement for Economic Strengthening and Protection of the Economy of the Family). This agreement aims to strengthen the domestic market in Mexico with a focus on protecting the economic well-being of Mexican families, increasing investment and maintaining job creation, economic growth and competitiveness.

The Disposiciones de Carácter General Aplicables a las Bolsas de Valores (General Provisions Applicable to Stock Exchanges) of May 15, 2017 strengthen the regulatory framework applicable to stock exchanges, including, among other measures, enhanced internal controls of the stock market, rules covering the disclosure of market-moving information and the establishment of contingency plans for stock exchanges experiencing operational distress.

Foreign Affairs, International Organizations and International Economic Cooperation

Mexico has diplomatic ties with 193 countries. Mexico is a charter member of the United Nations. Mexico is a signatory, along with Canada and the U.S., of the NAFTA, and it is a founding member of the European Bank for Reconstruction and Development (EBRD), the Inter-American Development Bank (IADB), the International Finance Corporation, the IMF, the Organization of American States and the World Bank. It is also a non-borrowing regional member of the Caribbean Development Bank.

Mexico also has a number of international agreements in place that promote economic cooperation. For examples of this international economic cooperation, see “Foreign Trade and Balance of Payments—Foreign Trade Agreements.”

Internal Security

During recent years, the Government has gradually heightened its efforts to combat organized crime, particularly as it relates to the activities of producing, processing and trafficking of narcotics. Specifically, the Government has implemented various security measures and has strengthened its military and police forces. No government studies have been completed regarding the effect on the Mexican economy of narcotics trafficking and drug-related violence, including their effect on Mexican electoral politics or Mexican public finances. Nonetheless, the Government does not believe that narcotics trafficking and drug-related violence have had a material effect on the Mexican economy or on foreign investment flows to Mexico.

On September 26, 2017, INEGI published the Encuesta Nacional de Victimización y Percepción sobre Seguridad Pública 2017 (National Poll on Victimization and Perception of Public Security 2017). The poll found that, excluding federal crimes such as narcotics trafficking and organized crime, which are not subject to victimization polling, local crimes and related security measures cost Mexican households approximately Ps. 229.1 billion in 2016, or 1.1% of GDP as compared to Ps. 236.8 billion in 2015. This cost is the equivalent of Ps. 5,647 per person affected by local crimes.

Following the cyber-attack that affected several countries in Europe, Asia and Latin America on May 12, 2017, the Comisión Nacional de Seguridad (National Security Commission, or CNS) reported that the Policía Federal (Federal Police) issued guidance with technical recommendations for improved security of federal agencies’ computer equipment. The Collaboration Protocol, an agreement between the CNS and corresponding agencies from other countries, was also activated to manage cybernetic incidents linked to Ransomware software.

In May 2017, responding to increased violence in Mexico against human rights defenders and journalists, the Government announced that it would implement measures that include: (1) the expansion of infrastructure and budgetary resources to protect human rights defenders and journalists; (2) the creation of a national coordination system to identify and reduce the risk of violence, led by representatives of civil society, the Comisión Nacional de los Derechos Humanos (National Commission of Human Rights) and the Government; and (3) an increase of the resources available to the Fiscalía Especial para la Atención de Delitos Cometidos Contra la Libertad de Expresión (Special Prosecutor’s Office for Crimes Against Freedom of Expression) in order to strengthen its ability to conduct and resolve investigations in cases of violence against human rights defenders and journalists.

On June 22, 2017, the President reiterated the Government’s commitment to protect freedom of expression. In line with this commitment, the President ordered the Office of the Federal Attorney General to conduct an investigation into allegations that advanced spyware, known as “Pegasus,” had been used to intrude upon the privacy of journalists, human rights defenders and anti-corruption activists in Mexico.

On December 21, 2017, the President signed the Ley de Seguridad Interior (Internal Security Law), establishing the actions to be undertaken by the Mexican armed forces during public security events. The Internal Security Law provides that public security interventions by the armed forces in states and municipalities will be temporary.

Environment

Mexico has enacted a framework of laws and regulations that address the protection of the environment.

The Constitution grants all citizens the right to a healthy environment for their development and welfare. This right is guaranteed through an established framework of laws, regulations, decrees and municipal ordinances that address the protection of the environment. Furthermore, Mexican law also dictates that economic growth will be conditioned on the protection of the environment.

In 1988, Mexico enacted the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law of Ecological Balance and Environmental Protection), which has been the base for environmental policy in the country. The General Law of Ecological Balance and Environmental Protection seeks to, among other things: (1) guarantee the right of every person to live in a healthy environment for their development and welfare; (2) define the principles of environmental policy and mechanisms for its execution; and (3) preserve and protect biodiversity and administer protected natural areas.

The Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources, or SEMARNAT) was created in 2000. SEMARNAT is charged with creating and advising on government policies involving the environment in response to the growing national expectation for protecting natural resources, as well as to address causes of pollution and the loss of ecosystems and biodiversity. In addition to SEMARNAT, the Procuraduría Federal de Protección al Ambiente

(Federal Attorney for Environmental Protection, or PROFEPA), the Comisión Nacional de Áreas Naturales Protegidas (National Comission of Protected Natural Areas, or CONANP), the Comisión Nacional Forestal (National Forestry Commission, or CONAFOR) and the Instituto Nacional de Ecología y Cambio Climátido (National Ecology and Climate Change Institute) are entities created to, among other things, monitor compliance with environmental regulations, preserve biodiversity, promote sustainable development policies, promote conservation and restoration in forestry and generate and use scientific and technical knowledge to protect the environment, preserve and restore ecology and mitigate climate change concerns in the country.

The Ley General para la Prevención y Gestión Integral de los Residuos (General Law for Prevention and Management of Waste) of October 8, 2003 regulates the management of hazardous and non-hazardous waste. This law is regularly reviewed, updated and expanded and was last amended on May 22, 2015, to require small generators of hazardous waste to register with the Ministry of Environment and Natural Resources and keep records of the annual volume of hazardous waste produced as well as its management.

Mexico is party to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (UNFCCC).

Mexico’s principal environmental concerns include the promotion and generation of resources and benefits through the conservation, restoration and exploitation of the natural heritage with innovative economic, financial and public policy instruments, as well as promoting the consumption of environmental goods and services. Among its goals, Mexico seeks to: recuperate ecosystems and damaged areas in order to improve environmental quality; expand the infrastructure and environmental programs’ coverage that protect the public health and guarantee the conservation of ecosystems and natural resources; promote and strengthen the regional and international cooperation in climate change matters, biodiversity and environment; and promote financial and investment arrangements that increase the resources available for the protection of the environment and natural resources.

Transportation-related pollution accounts for the vast majority of air pollution in Mexico City and, indirectly, for the vast majority of ozone emissions present in the atmosphere. As a result, curbing transportation-related pollution is a primary objective of the Government’s anti-pollution programs. All new cars driven in Mexico City and several other cities in Mexico are required to be equipped with emissions control equipment that meets U.S. performance standards (following the phasing in of catalytic converters). Mexico City continues to enforce Hoy No Circula (No Driving Today), a program requiring one-fifth of the city’s private vehicles to be kept out of circulation each weekday and which is periodically expanded to regulate weekend driving and upon detection of high levels of pollution in the city. Vehicles satisfying emissions standards may be used daily if certain emissions standards tests are satisfied. In addition, the Mexico City government has also begun using a mobile laboratory to measure the air quality of four locations within Mexico City as part of its efforts to curb air pollution within the city.

In addition to transportation-related pollution, industry-related pollution, mostly caused by industries located within the Valley of Mexico, has also greatly contributed to Mexico’s air pollution levels. While most of the manufacturing sector has relocated to areas outside of the Valley of Mexico, a significant percentage of Mexico’s manufacturing output still originates from plants within this area. The concentration of industry in the Valley of Mexico, together with Mexico City’s variable climate and its surrounding mountains, contribute to high levels of: (1) suspended particles; (2) sulfur dioxide (a gaseous by-product of the combustion of diesel fuel and fuel oil); (3) airborne lead (released as a gas when leaded gasoline is burned and released in particulate form by industry); (4) carbon monoxide (produced by the incomplete combustion of gasoline); and (5) ozone (resulting from the combination of nitrous oxides, hydrocarbons and solar radiation). Authorities have attempted to address this industry-related pollution in several ways. For example, the Government has a general policy of discouraging the construction of new plants in the Valley of Mexico or other major industrial cities, such as Monterrey and Guadalajara. Authorities have also implemented regulations that require certain types of plants to reduce operations or temporarily close when the concentration of pollutants in the air rises to certain levels. Under this policy initiative, authorities have, from time to time, ordered industrial plants in the Valley of Mexico to reduce operations due to high pollution levels.

The Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación (Ministry of Agriculture, Livestock, Rural Development, Fisheries and Food, or the Ministry of Agriculture) has also undertaken to promote environmental initiatives in rural settings. The Comisión Nacional de las Zonas Áridas (National Commission of Arid Zones, or the Arid Zones Commission) is charged with the development of arid and uncultivated regions in Mexico. The Arid Zones Commission’s programs are now focused on restoring productivity and promoting practices for soil conservation and rainfall harvesting. One such program is the Programa de Sustentabilidad de Recursos Naturales (Program for the Sustainability of Natural Resources), which focuses on promoting the conservation, sustainable use and management of soil, water and vegetation used in primary production. These goals are accomplished by encouraging rural communities to: (1) invest in conservation projects; (2) establish and develop procedures for the collection, storage and treatment of rainwater; and (3) employ the use of vegetation cover.

The Ley de Transición Energética (Energy Transition Law) of December 24, 2015 aims to combat climate change by promoting cleaner energy sources. The law establishes a program of clean energy certificates and sets a goal that at least 35% of the country’s electricity supply must be generated from clean energy sources by 2024.

Pursuant to the Energy Transition Law, on May 31, 2017, the Ministry of Energy announced the creation of the Programa Especial de la Transición Energética (Special Energy Transition Program) in order to assess and implement clean energy strategies to increase the share of clean energy in the energy market to 25% by 2018, 30% by 2021 and 35% by 2024.

In September 2016, the Senate issued a decree endorsing the Paris Agreement, and, on November 4, 2016, the Paris Agreement entered into force. The Paris Agreement seeks to establish long-term objectives in order to stop the increase in global temperature caused by greenhouse gases.

As part of Mexico’s commitment to comply with the terms of the Paris Agreement, SEMARNAT presented Mexico’s strategy to reduce greenhouse gas emissions through 2050 during a Meeting of the Parties to the Paris Agreement on November 17, 2016.

On December 12, 2017, SEMARNAT reaffirmed Mexico’s commitment to regional cooperation regarding the setting of carbon prices. Mexico, along with regional leaders from Canada, Chile, Colombia and Costa Rica and local leaders from U.S. states and Canadian provinces, reaffirmed its commitment to the Paris Agreement and committed to regional cooperation in carbon pricing, emissions monitoring and related matters.

THE ECONOMY

General

According to World Bank data, the Mexican economy, as measured by 2016 GDP (at current prices in U.S. dollars), is the 15th largest in the world. The Mexican economy had a real GDP of Ps. 18,153.8 billion in 2013 pesos in 2017 and an increase in real GDP of Ps. 1,876.6 billion between 2013 and 2017.

The Role of the Government in the Economy; Privatization

Over the past two decades, the Government has taken steps to increase the productivity and competitiveness of the economy through deregulation, privatization and increased private-sector investment. These measures have included: (1) constitutional amendments and legislation allowing the Government to permit private participation in railways and satellite communications; (2) legislation permitting Mexican private-sector companies to take part in the storage, distribution and transportation of natural gas; (3) the privatization of airports, seaports and highways; (4) legislation relating to civil aviation allowing private companies to secure thirty-year concesiones (concessions) to operate commercial air transportation services within Mexico; and (5) constitutional amendments and legislation allowing the Government to permit private sector participation in oil extraction and production and distribution of electricity.

As of December 31, 2017, there were 202 Government-owned or controlled entities. These entities include: (1) empresas de participación estatal mayoritaria (enterprises that are majority-owned by the Government), some of which are considered banking development institutions, such as the Banco del Ahorro Nacional y Servicios Financieros, S.N.C. (National Savings and Financial Services Bank, S.N.C.), an institution that promotes savings, financial education and financial and gender inclusion to individuals and companies that have limited access to credit; (2) organismos descentralizados (decentralized instrumentalities), such as the Instituto para la Protección al Ahorro Bancario (Institute for the Protection of Bank Savings, or IPAB), which seeks to guarantee bank deposits, mainly for small and medium-sized savers, and give solutions to banks with solvency issues, contributing to the stability of the banking system and safeguarding the national payment system; (3) fideicomisos públicos (public trusts), such as the Fondo Nacional de Fomento al Turismo (National Fund for Tourism Development), which seeks to identify sustainable investment projects in the tourism sector oriented toward regional development, job creation, economic development, social welfare and the improvement of quality of life; and (4) empresas productivas del estado (productive state-owned companies), such as Petróleos Mexicanos (PEMEX) and the Comisión Federal de Electricidad (Federal Commission of Electricity, or CFE), which aim to participate in the open market and generate economic value, and their subsidiaries or empresas productivas subsidiarias (productive state-owned subsidiaries), such as Pemex Exploración y Producción (Pemex Exploration and Production) and Pemex Cogeneración y Servicios (Pemex Cogeneration and Services).

On August 11, 2014, the former Ley de la Comisión Reguladora de Energía (Energy Regulatory Commission Law) and the Reglamento de Gas Natural (Natural Gas Regulation Law) were replaced and superseded by the Ley de Hidrocarburos (Hydrocarbons Law), which aims to regulate activities ranging from the exploration, extraction and refining to the distribution, storage, sales and marketing of hydrocarbons in Mexico. On August 28, 2014, the Centro Nacional de Control de Gas Natural (National Center for Natural Gas Control) was created and is now responsible for managing, coordinating and efficiently overseeing the network of pipelines and storage of natural gas in Mexico.

Also on August 11, 2014, secondary legislation opened the bidding processes to Mexican and non-Mexican investors for participation in the exploration, production and transportation of oil and gas. The Government also enacted, on October 31, 2014, the Reglamento de la Ley de la Industria Eléctrica (Rules for the Electric Industry Law), detailing the bidding process for participation in the electric power sector. The Government views privatization efforts as a key element of Mexico’s structural economic reforms. In addition, Congress has enacted a series of laws that increase the scope of private and foreign participation in key sectors of the Mexican economy. For example, FONADIN served as the financial platform for developing infrastructure projects with the participation of the public and private sectors. On April 29, 2014, the Programa Nacional de Infraestructura 2014 – 2018 (National Infrastructure Program for 2014-2018) came into force and is supported by FONADIN in activities related to infrastructure investments in Mexico in communications, roads and energy and tourism, among others.

Since January 1, 2016, private companies have been able to own gasoline and diesel service stations that do not have to be a franchise of PEMEX. Since April 1, 2016, private companies have been able to import gasoline and diesel.

Gross Domestic Product

The following tables set forth Mexico’s real GDP and expenditures, in pesos and in percentage terms, for the periods indicated.

Table No. 28 – Real GDP and Expenditures

(In Billions of Pesos) (1)

	2013		2014		2015		2016		2017(2)
GDP	Ps.	16,277.2	Ps.	16,740.3	Ps.	17,287.8	Ps.	17,791.5	Ps.	18,153.8
Add: Imports of goods and services		5,283.4		5,596.2		5,927.4		6,099.5		6,492.52

Total supply of goods and services		21,560.6		22,336.5		23,215.2		23,890.9		24,646.32

Less: Exports of goods and services		5,095.7		5,451.5		5,910.2		6,114.8		6,349.33
Total goods and services available for domestic expenditure	Ps.	16,465.0	Ps.	16,885.0	Ps.	17,305.0	Ps.	17,776.1	Ps.	18,296.98

Allocation of total goods and services:
Private consumption		10,819.3		11,046.5		11,418.0		11,835.8		12,190.46
Public consumption		1,984.4		2,041.8		2,081.5		2,131.3		2,133.97

Total consumption		12,803.7		13,088.3		13,499.5		13,967.1		14,324.43

Total gross fixed investment		3,459.3		3,565.4		3,743.1		3,784.1		3,726.75
Changes in inventory		202.0		159.8		140.8		159.1		153.14
Total domestic expenditures	Ps.	16,465.0	Ps.	16,813.5	Ps.	17,383.4	Ps.	17,910.2	Ps.	18,204.32

Errors and omissions		0.0		(71.5)		78.4		134.1		(92.67)

Note:	Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.

Source: INEGI.

Table No. 29 – Real GDP and Expenditures

(As a Percentage of Total GDP) (1)

	2013	2014	2015	2016	2017(2)
GDP	100.0%	100.0%	100.0%	100.0%	100.0%
Add: Imports of goods and services	32.5	33.4	34.3	34.3	35.8

Total supply of goods and services	132.5	133.4	134.3	134.3	135.8
Less: Exports of goods and services	31.3	32.6	34.2	34.4	35.0

Total goods and services available for domestic expenditures	101.2%	100.9%	100.1%	99.9%	100.8%
Allocation of total goods and services:
Private consumption	66.5%	66.0%	66.0%	66.5%	67.2%
Public consumption	12.2	12.2	12.0	12.0	11.8

Total consumption	78.7	78.2	78.1	78.5	78.9
Total gross fixed investment	21.3	21.3	21.7	21.3	20.5
Changes in inventory	1.2	1.0	0.8	0.9	0.8

Total domestic expenditures	101.2%	100.4%	100.6%	100.7%	100.3%

Errors and omissions	0.0%	(0.4)%	0.5%	0.8%	(0.5)%

Note:	Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.

Source: INEGI.

The following tables set forth the composition of Mexico’s real GDP by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 30 – Real GDP by Sector

(In Billions of Pesos)(1)

	2013		2014		2015		2016		2017(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	510.9	Ps.	530.2	Ps.	541.2	Ps.	561.6	Ps.	580.3
Secondary Activities:
Mining		1,153.6		1,131.8		1,082.2		1,037.6		936.0
Utilities		244.0		263.9		268.3		268.7		268.1
Construction		1,210.7		1,242.9		1,273.0		1,298.6		1,285.1
Manufacturing		2,577.0		2,679.7		2,752.1		2,794.5		2,875.8
Tertiary Activities:
Wholesale and retail trade		2,742.2		2,846.6		2,970.4		3,053.2		3,152.8
Transportation and warehousing		1,011.5		1,046.5		1,091.9		1,125.9		1,162.2
Information		324.7		339.2		396.6		472.4		501.1
Finance and insurance		567.2		616.0		707.3		793.9		855.9
Real estate, rental and leasing		1,853.5		1,887.1		1,933.9		1,972.3		2,011.7
Professional, scientific and technical services		311.7		316.9		330.2		355.0		353.5
Management of companies and enterprises		90.5		96.9		101.1		100.9		102.0
Administrative and support and waste management and remediation services		577.1		575.6		583.1		608.1		642.3
Education services		664.0		667.2		666.6		673.5		674.8
Health care and social assistance		374.1		373.0		366.4		376.5		385.7
Arts, entertainment and recreation		73.4		70.3		73.1		76.4		78.8
Accommodation and food services		344.8		354.2		380.8		392.9		409.8
Other services (except public administration)		340.1		344.7		353.0		362.3		366.2
Public administration		671.7		685.2		701.9		703.9		704.7

Gross value added at basic values		15,642.6		16,067.8		16,573.1		17,028.2		17,346.9
Taxes on products, net of subsidies		634.6		672.5		714.7		763.3		806.9

GDP	Ps.	16,277.2	Ps.	16,740.3	Ps.	17,287.81	Ps.	17,791.46	Ps.	18,153.8

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 31 – Real GDP Growth by Sector

(Percent Change Against Prior Year)(1)

	2013	2014	2015	2016	2017(2)
GDP (constant 2013 prices)	1.4%	2.8%	3.3%	2.9%	2.0%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock	2.3	3.8	2.1	3.8	3.3
Secondary Activities:
Mining	(0.6)	(1.9)	(4.4)	(4.1)	(9.8)
Utilities	0.6	8.1	1.7	0.1	(0.2)
Construction	(1.6)	2.7	2.4	2.0	(1.0)
Manufacturing	0.5	4.0	2.7	1.5	2.9
Tertiary Activities:
Wholesale and retail trade	1.7	3.8	4.4	2.8	3.3
Transportation and warehousing	2.5	3.5	4.3	3.1	3.2
Information	4.3	4.5	16.9	19.1	6.1
Finance and insurance	16.0	8.6	14.8	12.2	7.8
Real estate, rental and leasing	0.9	1.8	2.5	2.0	2.0
Professional, scientific and technical services	(1.2)	1.7	4.2	7.5	(0.4)
Management of companies and enterprises	(1.7)	7.2	4.3	(0.2)	1.1
Administrative support, waste management and remediation services	4.4	(0.3)	1.3	4.3	5.6
Education services	0.5	0.5	(0.1)	1.0	0.2
Health care and social assistance	1.1	(0.3)	(1.8)	2.7	2.4
Arts, entertainment and recreation	7.0	(4.2)	4.1	4.5	3.1
Accommodation and food services	1.1	2.7	7.5	3.2	4.3
Other services (except public administration)	1.8	1.4	2.4	2.6	1.1
Public administration	(1.4)	2.0	2.4	0.3	0.1

Note:	Numbers may not total due to rounding.
(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.

Source: INEGI.

Global financial and economic recovery lost some momentum in 2011 and 2012. By 2014, the international economic environment had deteriorated dramatically due to several factors, including the deleveraging process in major advanced countries and economic difficulties in the Eurozone. Through 2015 and early 2016, the world economy expanded weakly, with continuous downward adjustments in growth expectations, due to recurrent episodes of volatility in financial markets, a persistent downward trend in oil prices and a high degree of uncertainty regarding the timing and the pace of U.S. monetary policy normalization. Economic activity strengthened throughout 2017, with upward revisions to the projected growth for the euro area, Japan, emerging Asia, emerging Europe and Russia compensating for downward adjustments to the projected growth of the United States and the United Kingdom. However, growth remains weak in many countries and commodity exporters have been adversely affected by a reduction in their foreign earnings.

In the context of international economic environment deterioration, Mexico’s economy observed a positive trend in 2014 and registered moderate annual GDP growth, of 2.8%, due to the dynamism of external demand, the early recovery of some domestic demand components, particularly private consumption and public expenditure, and a gradual improvement in private investment. In 2015 and early 2016, the domestic economy continued to grow at a moderate pace.

Throughout 2016, the external environment faced by the Mexican economy led to high volatility, primarily as a result of continued uncertainty as to the process of the monetary policy normalization in the United States and the November 2016 U.S. elections. The resulting adjustment in portfolios in international financial markets strongly impacted the domestic markets, leading to a drop in asset prices. During the fourth quarter of 2016, productive activity continued to expand, although at a lower rate than the previous quarter. In particular, external demand and private consumption both maintained a positive trend.

In 2017, the Mexican economy decelerated from the growth observed in the three previous years. In the last quarter of 2017, the Mexican economy registered a significant expansion caused mainly by the performance of the services sector. Exports continued performing strongly and private consumption continued to show an upward trend. In contrast, weakness in investment persisted. Overall, Mexico’s GDP increased by 2.0% in real terms during 2017, as compared to 2016. This increase was due to the growth in the financial sector and in information-related activities. For information on inflation in Mexico, see “Financial System—Monetary Policy, Inflation and Interest Rates.”

Employment and Labor

Employment

Since the early 1990s, Mexico’s trade liberalization policies and the implementation of NAFTA have produced structural changes in the economy that have generated underemployment. Mexico does not have a comprehensive unemployment benefits scheme or a fully developed social welfare system. The Government is committed to fostering an economic environment that will generate employment opportunities for the large number of people expected to enter the labor force in the medium term. However, the Government also recognizes that addressing Mexico’s significant underemployment problem is likely to continue to be an important challenge.

As of December 31, 2017, the number of workers covered by the Instituto Mexicano del Seguro Social (the Mexican Institute of Social Security, or IMSS), which is an indicator of employment in the “formal” sector of the economy, was 19,418,455, an increase of 4.3% from the level recorded at the end of 2016. IMSS provides medical benefits and pensions for retired employees.

According to preliminary open unemployment rate figures, Mexico’s unemployment rate was 3.3% as of December 31, 2017, a 0.2 percentage point decrease from the rate registered on December 31, 2016.

As of December 31, 2017, the economically active population in Mexico (defined as fifteen years of age or older) consisted of 54.7 million individuals. The table below sets forth the total, as well as the percentage, of unemployed individuals in Mexico based on age and gender as of December 31, 2017.

Table No. 32 – Unemployed Population by Age and Gender

	Total(1)%		Men(1)%		Women(1)%
Total	1,830,793	100.0%	1,088,924	59.5%	741,869	40.5%

15-24 years	640,906	35.0%	382,464	35.1%	258,442	34.8%

25-44 years	838,416	45.8%	446,207	41.0%	392,209	52.9%

45-64 years	323,113	17.6%	238,441	21.9%	84,672	11.4%

65+ years	27,237	1.5%	21,149	1.9%	6,088	0.8%

Unspecified	1,121	0.1%	663	0.1%	458	0.1%

(1)	In thousands.

Source: INEGI

The services sector employs the largest percentage of Mexico’s economically active population. The following table sets forth the percentage of Mexico’s economically active population by sector of the Mexican economy as of December 31, 2017, according to preliminary figures.

Table No. 33 – Economically Active Population by Sector

Percentage
Services	42.2%
Commerce	18.6
Manufacturing	16.6
Agriculture	13.0
Construction	8.1
Other	0.9
Unspecified	0.7

Source: INEGI and National Population Council.

Table No. 34 – Underemployment as Percentage of Active Population from 2013 to 2017

Percentage
2013	8.4%
2014	8.1
2015	8.3
2016	7.6
2017	7.0

Source: INEGI and National Population Council.

Labor

In some regions of Mexico, especially where industrial growth has been rapid, industry has experienced a shortage of skilled laborers and management personnel, as well as high turnover rates. The Government has sought to address these problems through legislation requiring in-house training programs, the costs of which are tax deductible.

As of December 31, 2017, approximately 8.2% of the Mexican work force is unionized. Mexican labor legislation requires that collective bargaining agreements be renewed at least every two years (with wages subject to renegotiation annually) and contains legal limitations on strikes. During 2017, one strike affected the sectors regulated under federal jurisdiction.

Social Security Laws

The Ley del Seguro Social (Social Security Law) and Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law), referred to collectively as the Social Security Laws, require employers (including government entity employers) to deposit with a banking institution selected by the employer an amount equal to 2% of each worker’s base salary to be contributed to an account that is opened for withdrawals upon such worker’s retirement or permanent disability.

Since the ISSSTE Law was enacted in the early 1980s, federal employees are required to join a new fully funded pension system created by the law. Federal employees are allowed to choose between the ISSSTE pension system and the pay-as-you-go pension system that existed before the enactment of the ISSSTE Law. The ISSSTE pension system has been essential in helping the Government address the difficult financial situation of healthcare and pension systems for federal employees and of the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Institute for Social Security and Services for State Employees, or ISSSTE). The ISSSTE Law should reduce ISSSTE’s costs over time, thereby providing ISSSTE with additional means to contribute to economic growth and social welfare by increasing domestic savings, especially long-term savings.

The ISSSTE Law also gives workers the right to transfer their retirement contributions and seniority credits between the private and public healthcare and pension systems, encouraging movement between the private and public sectors.

Pension and Housing Funds

i.	AFORES

Mexico’s retirement savings system is designed to both improve the economic condition of Mexican workers and to promote long-term savings in the economy, providing financing for investment projects in both the public and private sectors. Since 1997, the independent retirement accounts of each worker have been managed by Administradoras de Fondos para el Retiro (Retirement Fund Administrators, or AFORES). These private sector entities are established, subject to Government approval, to manage individual pension accounts and mutual funds known as Sociedades de Inversión Especializadas de Fondos para el Retiro (Specialized Retirement Mutual Investment Funds, or SIEFORES). Though investments in AFORES by foreign financial institutions are permitted, a majority of the outstanding shares of each AFORES entity must be owned by Mexican persons. No single person may acquire control over more than 10% of any class of shares.

AFORES may invest up to 100% of the funds they manage in government debt securities or in debt securities issued by private sector companies, depending on the credit rating of the issuer, and up to 20% in foreign securities, with specific limits on the credit rating of debt securities. AFORES are also permitted to invest in equity securities issued by Mexican entities.

According to preliminary figures, as of December 31, 2017, 60 million individual retirement accounts had been established with, and managed by, AFORES. As of December 31, 2017, the assets managed by AFORES totaled Ps. 3,169.2 billion, 49.2% of which was invested in Government securities and 50.8% of which was invested in private sector, bank, local government and foreign securities.

On September 20, 2017, the Comisión Nacional del Sistema de Ahorro para el Retiro (National Commission for the Pension System, or CONSAR) published general provisions that establish the investment regime for investment companies specialized in retirement funds. These provisions include a list of countries eligible for such investments, considering the safety and development of their markets.

ii.	INFONAVIT

The Instituto del Fondo Nacional de la Vivienda para los Trabajadores (National Workers’ Housing Fund Institute, or INFONAVIT) was created in 1972 in order to administer housing programs for workers and address the shortage of housing. INFONAVIT acts as a financial intermediary, extending credit to workers for the construction and purchase of homes. Currently, employers are required to contribute an amount equal to 5% of each worker’s base salary to a housing sub-account with a banking institution. As with the retirement sub-accounts, the funds contributed are deductible from the employer’s current income for tax purposes. These funds are, in turn, required to be deposited to an INFONAVIT account at Banco de México. Upon a worker’s receipt of an INFONAVIT loan for the purchase or construction of a home, any amounts in the worker’s housing sub-account are available for financing the down payment on the home. Unused amounts may be withdrawn by the worker upon retirement or permanent disability.

As of December 31, 2017, INFONAVIT’s total equity amounted to Ps. 198.7 billion, an increase of 13.2% as compared to December 31, 2016. Also as of December 31, 2017, INFONAVIT’s total loan portfolio was Ps. 1053.9 billion, an increase of 10.7% as compared to December 31, 2016.

iii. Pension and Housing Fund Totals

As of December 31, 2017, the total amount of funds accumulated in housing sub-accounts managed by INFONAVIT and individual accounts of workers with AFORES was Ps. 4,439.7 billion. This figure includes: (1) transfers from the pension sub-accounts established with banks under the old Social Security Laws; and (2) direct contributions under the new pension system and recognition bonuses for ISSSTE beneficiaries that opted for the defined contribution system.

During 2017, Ps. 4,192.7 billion was deposited in the pension and housing funds, Ps. 3,086.9 billion of which corresponded to deposits made to workers’ retirement sub-accounts and Ps. 1,105.8 billion of which corresponded to deposits made to workers’ housing sub-accounts.

Wages

Mexico’s minimum wage is set by the Comisión Nacional de los Salarios Mínimos (National Minimum Wage Commission), which consists of representatives of the business and labor sectors and the Government. On November 21, 2017, the National Minimum Wage Commission published a resolution raising the minimum wage across Mexico to Ps. 88.36 per day, an increase of 10.4% from Ps. 80.04 in effect as of January 1, 2017. The new minimum wage went into effect on December 1, 2017 and was applied uniformly across Mexico. For a table comparing minimum wage increases and changes in price indices, see “Financial System—Monetary Policy, Inflation and Interest Rates.”

Mexican law requires any businesses operating in Mexico to provide substantial worker benefits, including mandatory profit sharing through a distribution of 10% of pre-tax profits to workers. Other benefits include mandatory participation in the pension fund and worker housing fund systems.

Principal Sectors of the Economy

The principal sectors of the Mexican economy are manufacturing, petroleum and petrochemicals, tourism, agriculture, transportation and communications, construction, mining and electric power.

Manufacturing

Mexico has developed its manufacturing sector with the dual goals of capitalizing on: (1) lower manufacturing overhead; and (2) its common border with the United States, its major export trading partner. Mexico’s current policies seek to strengthen the domestic market, encourage entrepreneurs and strengthen micro, small and medium enterprises, while fostering the social economy through improved access to financing.

Since 2013, Mexico’s total industrial manufacturing output has increased significantly. This expansion was primarily due to an increase in the manufacturing of primary metals and in the fabricated metal products and transportation equipment sectors, as well as an increase in manufacturing exports to the United States. Although automotive exports maintained a positive trend, other manufacturing exports continued to have slower growth.

During 2017, manufacturing production exhibited a positive trend, reflecting an increase in the production of machinery, transportation equipment, computers and electronic products. This improvement was offset by a decrease in the production of petroleum and coal products and a decrease in the production of textile products.

The following table presents the value of industrial manufacturing output in pesos and the percentage of total output accounted for by each manufacturing sector for the years indicated.

Table No. 35 – Industrial Manufacturing Output by Sector

	2013		2014		2015(1)		2016(1)		2017(1)		2016(1)	2017(1)
	(in billions of pesos)(2)										(% of total)
Food	Ps.	602.9	Ps.	604.0	Ps.	617.1	Ps.	633.9	Ps.	644.0	22.7%	22.4%
Beverage and tobacco products		135.8		140.3		147.7		158.9		162.6	5.7	5.7
Textile mills		25.4		24.9		26.2		26.0		26.0	0.9	0.9
Textile product mills		12.5		13.2		14.1		14.7		13.0	0.5	0.5
Apparel		57.6		57.5		59.9		58.8		59.0	2.1	2.1
Leather and allied products		23.3		23.1		23.6		23.4		22.7	0.8	0.8
Wood products		24.3		24.7		25.6		24.4		25.6	0.9	0.9
Paper		45.2		46.5		48.1		49.8		50.9	1.8	1.8
Printing and related support activities		18.0		17.9		18.3		18.4		18.0	0.7	0.6
Petroleum and coal products		78.0		74.2		69.0		59.9		49.0	2.1	1.7
Chemicals		269.6		266.1		256.6		249.3		246.6	8.9	8.6
Plastics and rubber products		70.5		72.3		76.5		75.9		78.9	2.7	2.7
Nonmetallic mineral products		66.2		68.0		72.5		74.2		73.6	2.7	2.6
Primary metals		176.5		190.8		180.1		183.5		187.3	6.6	6.5
Fabricated metal products		88.6		93.4		96.6		97.3		97.7	3.5	3.4
Machinery		106.6		116.1		117.2		119.1		130.1	4.3	4.5
Computers and electronic products		176.4		198.8		213.7		226.6		241.9	8.1	8.4
Electrical equipment, appliances and components		75.1		80.3		84.9		88.7		89.7	3.2	3.1
Transportation equipment		440.2		482.6		515.6		521.7		566.9	18.7	19.7
Furniture and related products		31.9		30.8		33.0		31.9		30.6	1.1	1.1
Miscellaneous		52.4		54.1		55.9		58.1		61.4	2.1	2.1

Total	Ps.	2,577.0	Ps.	2,679.7	Ps.	2,752.1	Ps.	2,794.5	Ps.	2,875.8	100.0%	100.0%

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Constant pesos with purchasing power at December 31, 2013.

Source: Banco de México.

The following table shows the percentage change from year to year of industrial manufacturing output by manufacturing sector.

Table No. 36 – Industrial Manufacturing Output Differential by Sector(1)

	2013	2014	2015(2)	2016(2)	2017(2)
Food	0.9%	0.2%	2.2%	2.7%	1.6%
Beverage and tobacco products	0.7	3.3	5.3	7.6	2.3
Textile mills	(2.4)	(1.9)	5.0	(0.7)	0.2
Textile product mills	0.4	5.9	6.9	3.9	(11.7)
Apparel	3.5	(0.2)	4.1	(1.7)	0.4
Leather and allied products	(0.8)	(0.7)	1.9	(0.7)	(3.1)
Wood products	(2.5)	1.4	3.8	(4.7)	5.0
Paper	2.3	2.7	3.5	3.5	2.1
Printing and related support activities	(7.8)	(0.2)	2.0	0.4	(1.8)
Petroleum and coal products	4.1	(4.8)	(7.1)	(13.1)	(18.2)
Chemicals	1.2	(1.3)	(3.6)	(2.8)	(1.1)
Plastics and rubber products	(5.4)	2.5	5.8	(0.9)	4.1
Nonmetallic mineral products	(2.5)	2.8	6.6	2.3	(0.7)
Primary metals	(0.1)	8.1	(5.6)	1.9	2.1
Fabricated metal products	(9.2)	5.4	3.4	0.8	0.4
Machinery	(11.9)	9.0	0.9	1.6	9.3
Computers and electronic products	5.1	12.7	7.5	6.1	6.8
Electrical equipment, appliances and components	(1.9)	6.8	5.8	4.5	1.1
Transportation equipment	5.9	9.6	6.8	1.2	8.7
Furniture and related products	(5.8)	(3.4)	7.2	(3.4)	(4.1)
Miscellaneous	0.3	3.2	3.3	3.9	5.7

Total expansion/contraction	0.5	4.0	2.7	1.5	2.9

(1)	Percent change against prior years. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

General

For much of its history, Mexico’s state-owned oil and gas company, made up of PEMEX and its subsidiary entities, was the sole participant in the Mexican oil and gas industry. As of December 31, 2017, PEMEX remained the largest participant in the industry.

Energy Reform and Public Bidding

In 2013, amendments to Articles 25, 27 and 28 of the Constitution introduced reforms to Mexico’s role in regulating and supervising the Mexican oil and gas industry, allowing the Government to carry out exploration and extraction activities through assignments to, or agreements with, PEMEX and through assignments to, or agreements with, other oil and gas companies.

The secondary legislation giving effect to the energy reform was approved by Congress and signed into law in August 2014. As part of this energy reform, PEMEX has undergone a corporate reorganization in which PEMEX was transformed from a decentralized public entity into a productive state-owned company, and the transitional articles transformed the four existing subsidiary entities of PEMEX into two new productive state-owned subsidiaries and created five new productive state-owned subsidiaries. In addition, the Hydrocarbons Law and the Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Revenue Law) established a new legal framework for the exploration and extraction of hydrocarbons that allows third parties to enter into the Mexican market through assignments and contracts and a new fiscal regime through which the Mexican government will collect payments from participants in the Mexican hydrocarbon industry.

The energy reform outlined a process, commonly referred to as Round Zero, for the determination of the initial allocation of rights to PEMEX for it to continue to carry out exploration and production activities in Mexico. On August 13, 2014, the Ministry of Energy granted PEMEX the right to continue to explore and develop areas that together contain 95.9% of Mexico’s estimated proven reserves of crude oil and natural gas. In December 2014, the Ministry of Energy launched the process commonly referred to as Round One, pursuant to which the areas that PEMEX did not request or were not assigned to PEMEX through Round Zero (including the areas assigned to PEMEX on a temporary basis) were subject to bidding by PEMEX and other companies, subject to certain requirements.

In June 2016, Round Two of the energy reform process was launched, during which the National Hydrocarbons Commission received bids for the right to carry out exploration and development in Mexico’s shallow waters, land and the deep sea. Round Two included four bidding sessions, during which certain quantities of “blocks” are offered.

On June 19, 2017, the first bidding session of Round Two of the energy reform process took place, during which fifteen blocks were offered. PEMEX won bids for two blocks in consortium with international companies. Twenty four blocks were offered in the second and third bidding sessions that occurred on July 12, 2017. See “Recent Developments—The Economy—Principal Sectors of the Economy—Petroleum and Petrochemicals” for an update on the energy reform bidding process.

Following the discovery of new hydrocarbons reserves in the Gulf of Mexico by several private companies, the Ministry of Energy announced on July 16, 2017, that the Government will receive between an 83% and 90% share of the profits of each of those companies, which includes the base royalty, the Government’s share in the company’s operating income, the exploration and extraction of hydrocarbons tax and the income tax.

As a result of the Government’s gradual removal of price controls on gasoline and diesel over the course of 2017, domestic fuel prices have been fully liberalized to be determined according to market forces. Domestic fuel prices may vary without regard to any specific range determined by the Government.

With the removal of price controls on gasoline and diesel throughout Mexico, on December 1, 2017 the Ministry of Energy announced that about 19% of the service stations throughout Mexico are no longer PEMEX franchises but rather other brands, representing the addition of approximately thirty new brands in less than a year. With the increase in the number of fuel brands across Mexico, it is expected that the petroleum and petrochemicals industry will invest close to U.S.$4 billion in new infrastructure in the areas of storage and pipeline and railway transportation in the next few years.

As of December 31, 2017, 220 permits have been authorized for the import of gasoline, 357 for the import of diesel, seventy-nine for the import of LP gas and sixty for the import of aviation fuel.

PEMEX

PEMEX is the largest company in Mexico, the eighth-largest crude oil producer in the world and the eighteenth-largest oil and gas company in the world (by refining capacity), based on 2016 data. Its subsidiary entities are Pemex Exploration and Production, Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneration and Services, Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene). PEMEX is a productive state-owned company of the Government, and each of the subsidiary entities is a productive state-owned subsidiary. Each of PEMEX and its subsidiary entities is a legal entity empowered to own property and carry on business in its own name.

On April 13, 2016, Mexican government officials announced several measures to support the financial position of PEMEX in view of the challenges posed by low oil prices. These measures include, among others, (1) direct capital contributions of approximately Ps. 26.5 billion that were financed in part through savings generated by spending cuts announced in February 2016 and (2) issuing Ps. 47 billion short-term Mexican Government debt securities in exchange for the Ps. 50.0 billion promissory note issued by the Government to PEMEX in 2015 to ensure pension and retirement payments. Additionally, the Government announced adjustments to PEMEX’s tax regime in order to enable PEMEX to deduct more of its exploration and production costs.

Recent information regarding the financial condition of PEMEX and the continuing challenges posed by low oil prices can be found in the annual report furnished by PEMEX to the SEC on Form 20-F on April 30, 2018, which can be found on the SEC website at www.sec.gov. The information contained in that current report is not incorporated by reference in this report.

PEMEX’s activities are regulated primarily by the Hydrocarbons Law, the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law), all of which took effect in 2014.

i. Reserves Assigned to PEMEX

Under the Constitution, all oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation. As of December 31, 2014, PEMEX had been assigned rights to extract and sell hydrocarbon reserves through Round Zero corresponding to areas that together contain 95.2% of Mexico’s total proved reserves. PEMEX has the right to extract, but not own, these reserves and to sell the resulting production.

ii. Commercial Activities

Besides crude oil and natural gas, PEMEX markets a full range of refined products in Mexico, including gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and petrochemicals. PEMEX supplies the majority of Mexico’s primary energy requirements. PEMEX is one of a few major producers of crude oil worldwide that experiences significant domestic demand for its refined products.

Crude oil exports decreased in volume by 1.7% in 2017, from 1,194.3 thousand barrels per day in 2016 to 1,174.0 thousand barrels per day in 2017. During 2017, PEMEX sold 769.0 thousand barrels per day of its crude oil in the domestic market in the form of refined products, and it exported the remainder of the crude oil . Total exports of crude oil, natural gas, petroleum products and petrochemical products averaged U.S.$32.1 billion per year between 2013 and 2016 and were U.S.$22.5 billion in 2017.

As of December 31, 2017, P.M.I. Comercio Internacional, S.A. de C.V. (PMI), the company that manages international crude oil product imports and exports for PEMEX, had more than thirty customers in twelve countries. Among these countries, the largest proportion of PEMEX’s exports has consistently been to customers in the United States, Canada and Europe. As a result of the increased availability of light crude oil in the United States and other developing trends in international demand for imported crude oil, PEMEX has expanded the scope of its geographic distribution and adapted its strategy to diversify and strengthen the position of Mexican crude oil in the international market.

Although Mexico is not a member of the Organization of the Petroleum Exporting Countries (OPEC), it has periodically announced increases and decreases in PEMEX’s crude oil exports reflecting production revisions made by other oil producing countries in order to contribute to the stabilization of crude oil prices. However, PEMEX has not changed its export goals because of announcements by OPEC since 2004, and PEMEX believes that there are no current plans to change PEMEX’s current level of crude oil exports.

PEMEX imported 1.8 million cubic feet per day of natural gas in 2017, a decrease of 8.7% from the 1.9 billion cubic feet per day imported in 2016 and exported 1.7 million cubic feet per day of natural gas in 2017, a decrease of 22.7%, as compared to natural gas exports in 2016 of 2.2 million cubic feet per day.

Tourism

Tourism plays a prominent role in the Mexican economy. Through initiatives such as the National Fund for Tourism Development, the Government has established tourist centers in several beach towns, such as Huatulco, Cancún, Cabo San Lucas, Ixtapa and Puerto Vallarta.

The Mexican tourism sector recorded a U.S.$10.5 billion surplus in the balance of payments in 2017, a 12.4% increase from the U.S.$9.3 billion surplus recorded in 2016. Mexico’s tourism sector expanded in 2017, as set forth in the table below.

Table No. 37 – Tourism Revenues and Expenditures(1)

	2013		2014		2015		2016		2017
Revenues from international travelers(1)(2)	U.S.$	13.9	U.S.$	16.2	U.S.$	17.7	U.S.$	19.6	U.S.$	21.3
Revenues from tourists to the interior(1)	U.S.$	11.3	U.S.$	13.6	U.S.$	15.0	U.S.$	16.9	U.S.$	18.2
Average expenditure per tourist to the interior	U.S.$	776.8	U.S.$	848.8	U.S.$	821.2	U.S.$	819.1	U.S.$	809.4
Number of tourists to the interior (millions of people)		14.6		16.0		18.3		20.7		22.5
Expenditures by Mexican tourists abroad	U.S.$	5.8	U.S.$	6.2	U.S.$	6.5	U.S.$	6.6	U.S.$	6.9
Expenditures by Mexicans traveling abroad(3)	U.S.$	9.1	U.S.$	9.6	U.S.$	10.1	U.S.$	10.3	U.S.$	10.8

(1)	Numbers expressed in billions, except average expenditure and number of tourists.
(2)	Includes both tourists and visitors who enter and leave the country on the same day.
(3)	Includes both tourists and one-day visitors.

Agriculture

i.	Reform

Historically, the Government has intervened in the agricultural sector to ensure adequate supplies of certain staples of the Mexican diet and to maintain the average income of farming communities. While some of these practices persist, the Government generally no longer intervenes in the agricultural distribution chain and instead encourages the market-oriented development of the agricultural sector. This policy shift is reflected in changes to the land ownership structure and in the Government’s agriculture policy initiatives.

Since 1992, when Mexico changed its ejido system of community ownership with restrictions on land transfers, Mexico has continued to modernize its land ownership system. These efforts have fostered increases in agricultural investment by permitting landowners to: (1) access new sources of capital; (2) transfer land to more efficient producers, subject to certain requirements; and (3) make more efficient use of inputs. The increased productivity of the agricultural sector caused by these reforms has also generated employment opportunities for many farm workers outside of major urban areas.

ii.	Agriculture Policy

The Government considers its agricultural sector to be a national priority and has instituted various measures aimed at increasing agricultural productivity and improving the rural population’s standard of living. With respect to increasing agricultural productivity, targeted Government policies include: (1) the consolidation of production into larger units; (2) the expansion of the national irrigation system; and (3) increased availability of credit to farmers and of government-sponsored hedges to cover risks affecting agricultural commodities. With respect to improving the rural population’s standard of living, the Government has instituted a policy of reviewing agricultural prices to ensure that these prices do not fall below cost.

Within the Government, the Ministry of Agriculture is responsible for developing policies aimed at: (1) increasing food production; (2) maximizing the comparative advantages of the agricultural sector; (3) integrating the activities of rural environment production chains with the rest of the economy; and (4) encouraging collaboration among producers.

Operating under the direction of the Ministry of Agriculture is the Apoyos y Servicios a la Comercialización Agropecuaria (Support and Services for Agricultural Trading), which was created to enhance the export of Mexican agricultural products and to reduce the competitive disadvantages facing Mexican agricultural producers. The Support and Services for Agricultural Trading also operates and administers the Programa de Apoyos Directos al Campo (Direct Field Support Program), also known as PROCAMPO Productivo. This program provides local agricultural producers with Government funds to help offset the subsidies that foreign competitors receive from their respective governments. According to preliminary figures, the program reaches over two million producers, covering a total area of approximately 11.3 million hectares.

iii.	Performance

According to preliminary figures, the agriculture sector (including livestock, fishing, forestry and hunting) accounted for approximately 3.2% of Mexico’s total GDP in 2017, compared to 3.2% of GDP in 2016. Agricultural output during 2017 increased by 3.4% as compared to 2016.

According to preliminary figures, approximately 12.9% of Mexico’s economically active population was employed within the agriculture industry as of December 31, 2017.

Mexico accounted for 13.5% of total U.S. agricultural export and 20.3% of agricultural imports from the United States. Along with Canada, Mexico is one of the largest agricultural trading partners of the United States. The main agricultural products exported in 2017 were avocado, tomato, bell peppers, nuts and cucumber.

Transportation and Communications

The modernization and expansion of the country’s transportation and communications infrastructure is a national priority. Pursuant to the National Infrastructure Program 2014–2018, the Government has authorized infrastructure expenditures of Ps. 1.3 trillion for the transportation and communications sector.

On August 18, 2016, the new Agencia Reguladora del Transporte Ferroviario (Regulatory Agency for Railway Transportation) was created by federal decree to regulate, among other matters, the operation of railways, passage and trackage rights, competition among carriers and the tariffs that may be charged.

As part of several amendments to the Mexican Constitutional Framework related to telecommunications, on January 29, 2016 the Ministry of Communication and Transportation and the Federal Telecommunications Institute initiated a public bidding process for the installation of a wholesale telecommunications shared public network that will provide national coverage. With this project and others, the Mexican government seeks to improve access to broadband telecommunication services for the public and create greater competition in the telecommunications market. Interpreting these new amendments, on August 16, 2017, the Supreme Court declared unconstitutional the portion of the Federal Telecommunications and Broadcasting Law that requires providers of telecommunications services to allow rival companies to use their networks without a fee. The Supreme Court ruled that only the Federal Telecommunications Institute, and not Congress, has the power to determine the interconnection tariffs. On November 2, 2017, in compliance with the Supreme Court’s ruling, the Federal Telecommunications Institute determined the interconnection rates that will be used in the event of disagreements between providers of telecommunications services.

During 2017, the transportation and storage industry increased by 2.7% in real terms as compared to a 3.0% increase in real terms in 2016.

i.	Roads

The Government builds and maintains a large part of Mexico’s road network, but, since 2003, the Government has granted long-term concessions to private sector companies, allowing these companies to construct, operate and maintain toll roads.

According to preliminary figures, as of December 31, 2017, Mexico’s road network totaled an estimated 393,471 km, of which 164,493 km consisted of paved roads and of which 9,818 km consisted of toll expressways.

The following table illustrates the development of Mexico’s road network from 2013 to 2017.

Table No. 38 – Development of Mexico’s Road Network

	2013	2014	2015	2016	2017(1)
Road network (total) (km)	378,922	389,345	390,267	393,471	393,471
Paved roads (km)	148,329	155,239	156,762	164,493	164,493
Expressways and toll roads (km)	9,174	9,457	9,669	9,818	9,818

(1)	Estimated figures for 2017 based on Banco de México’s Annual Report for 2017.

Source: Banco de México.

ii.	Seaports

During 2017, the amount of cargo transported via Mexican seaports totaled 307.6 million tons, a 3.5% increase as compared to 2016.

As with its road network, the Government has promoted an increased role for the private sector in the development, management and improvement of Mexico’s seaport facilities over the last decade. Since 1993, the Government has granted 105 long-term concessions for the construction and operation of port facilities. In exchange, private sector operators are expected to develop and modernize the seaport facilities, as well as any surrounding transportation infrastructure. Notwithstanding the recent large-scale grant of concessions, the Government still operates a significant portion of Mexico’s principal seaport facilities.

iii.	Aviation

Airports located in major Mexican cities, such as Mexico City, Guadalajara and Monterrey, are serviced by both domestic and international airlines, while airports located in smaller cities are limited to scheduled service by domestic airlines. There are seventy-six airports in Mexico, of which sixty-four service both domestic and international flights. A Government-owned company operates the Aeropuerto Internacional de la Ciudad de México (Mexico City International Airport). During 2016, the number of airline passengers on international and domestic flights to and from Mexico increased by 9.4%, as compared to 2015, while the number of airline passengers on international flights to and from Mexico increased by 4.4%, as compared to 2015.

In 2014, the Mexican government announced the construction of the NAICM, which will replace the Mexico City International Airport currently in operation. On January 6, 2017, Grupo Aeroportuario de la Ciudad de México, S.A. de C.V. announced the award of the contract for the design and operation of the new airport terminal and the start of construction. It is projected that at completion NAICM will have an annual passenger capacity of 125 million. The airport is expected to begin operations in 2020.

In September 2017, NAICM raised a total of U.S.$4 billion in the sale of two tranches of green bonds (bonds created to fund projects that have positive environmental and/or climate benefits) with 10-year and 30-year maturities.

Under applicable Mexican law, foreigners may own up to 49% of Mexico’s airports, although higher participation percentages may be obtained with the approval of the Comisión Nacional de Inversiones Extranjeras (National Foreign Investment Commission). A concession granted by the Ministry of Communications and Transportation is required in order to operate, maintain and develop an airport.

iv.	Railways

Mexico’s railway system is divided into three regional lines, several short lines and one railway terminal in the Valley of Mexico.

During 2017, Mexico’s railway system carried 126.9 million tons of freight, a 4.0% increase as compared with 2016. Transportation of exports by train increased by 4.5% from 17.8 million tons in 2016 to 18.6 million tons in 2017, while transportation of imports increased by 3.2% from 59.3 million tons in 2016 to 61.2 million tons in 2017.

On November 12, 2017, the Ministry of Communications announced the construction of the Interurban Train, which will travel the 58 kilometers from Mexico City to Toluca, the capital of the state of Mexico. The Interurban Train will be completed in 2018. For an update on the construction of the Interurban Train, see “Recent Developments—the Economy—Principal Sectors of the Economy—Transportation and Communication.”

As of December 31, 2017, the Government had granted a total of sixteen concessions to own and operate sections of Mexico’s railway system. No new concessions were made during 2017.

The Government has also granted private sector companies the right to provide passenger railway transportation services and ownership rights in the terminal in the Valley of Mexico, as well as an allocation to the state of Jalisco to provide railway transport for tourism purposes on a portion of the Pacific-North railway route.

v.	Communications

The table below demonstrates the growth in telephone, cellular mobile and internet connectivity in Mexico between 2013 and 2017.

Table No. 39 – Communications

(figures per 100 inhabitants)

	As of December 31,
	2013	2014	2015	2016	2017(2)
Telephone lines in service(1)	61.3	60.0	59.4	59.1	58.0
Cellular telephones in service	90	87	89	91	90
Inhabitants with internet connectivity	40.7	40.8	45.3	48.4	50.0

(1)	Figure per 100 homes.
(2)	Figures for 2017 correspond to the third quarter.

Source: Federal Telecommunications Institute.

In 2014, the Government implemented reforms to provide Mexican citizens with access to better and cheaper telecommunications services and to increase competition and investment in these industries. Under these reforms, up to 100% foreign investment is allowed within the telecommunications and satellite communication sector (including cable television). Foreign direct investment in broadcasting is capped at 49%, subject to any reciprocity agreement between Mexico and the investor’s or operator’s country of origin.

On July 14, 2014, a decree enacted the Ley Federal de Telecomunicaciones y Radiodifusión (Federal Telecommunications and Broadcasting Act) and the Ley del Sistema Público de Radiodifusión del Estado Mexicano (Public Broadcasting System in the Mexican State Law). The Federal Telecommunications and Broadcasting Act provides concrete measures that both increase access to telecommunications and broadcasting generally and eliminate or alleviate certain cell phone carrier charges, including long distance charges (roaming). The Public Broadcasting System in the Mexican State Law establishes the Sistema Público de Rafiodifusión del Estado Mexicano (Public Broadcasting System of the Mexican State), a decentralized public entity, to ensure steady access to broadcasting services in each Mexican state. This entity replaces the former Organismo Promotor de Medios Audiovisuales (Broadcasting Agency Promoter).

On November 10, 2017, the Ministry of Communications announced that, in compliance with the mandates of the Telecommunications Reform, Telecomunicaciones de México (Telecommunications of Mexico, or TELECOMM) published its first international electronic public request for proposals (RFP) to solicit bids to provide comprehensive advisory services and support for structuring an international RFP to be carried out by TELECOMM. In particular, the TELECOMM International RFP will be made in connection with awarding a contract for the Red Troncal (Backbone Network) project, which will plan, design and execute the construction and growth of a high capacity fiber optic national data transport network, under a self-financed public-private partnership.

On December 21, 2017, the Ministry of Communications announced that TELECOMM published a second international electronic public RFP on CompraNet, with the same general purpose as the first RFP.

Construction

During 2017, construction sector output decreased by 1.3% in real terms, as compared to a 2.3% increase in real terms during 2016. The construction sector is subject to cyclical trends and is one of the sectors most affected by changes in Governmental and private sector expenditures; it has thus largely benefited from the recent reconstruction, modernization and expansion of the federal highway network, as well as other infrastructure-, residential- and industrial-related construction projects.

Mining

The following table presents mining sector performance from 2013 through 2017.

Table No. 40 – Mining

	As of December 31,
	2013	2014	2015	2016	2017
Mining, petroleum and gas sector output (% change over prior year)	0.0	(5.1)	(3.6)	(7.2)	(8.8)
Extractive mineral exports (excluding oil) (% change over prior year)	(3.9)	7.4	(11.0)	(3.0)	24.2
Extractive mineral exports (including oil and oil products) as a percentage of total merchandise exports	14.3	12.0	7.3	6.2	7.1

Source: Banco de México.

During 2017, as compared to 2016, the decrease in mining, petroleum and gas sector output was due mainly to a reduction in oil platform production and in services related to oil extraction.

Mexico has a substantial and varied array of mineral resources and is one of the world’s leading producers of silver, bismuth, antimony, fluorite, graphite, barite, molybdenum, lead and zinc. Mexico’s domestic production of minerals satisfies most of its industrial needs and enables it to export silver, copper, sulfur and iron.

Under the Constitution and applicable Mexican laws, mineral mining activities may only be carried out by the Government or, alternatively, by Mexican individuals or corporations, if issued a Government concession. Foreign investment, including controlling interests, in Mexican mining companies is permitted under Mexican laws, with the exception of any mining of radioactive minerals. Foreign investment and mining regulations permit foreign investors to hold a majority interest in any Mexican company engaged in mining activities for the period of the concession. These foreign investment regulations promote the development of the mining industry, as they allow for: (1) broader exploration; (2) the discovery of new financing sources; and (3) further domestic technology development. Under Mexico’s Ley Minera (Mining Law), private companies are granted concessions to explore for up to six years and to mine for up to fifty years.

Electric Power

Increased access to electricity is a Government priority. As of December 31, 2017, approximately 98.6% of the total population had access to electric power. As a percentage of the total population, approximately 99.6% of Mexico’s urban population and 95.3% of Mexico’s rural population had access to electricity as of December 31, 2017.

The Government continues to invest in electricity generation, transmission and distribution infrastructure to address Mexico’s growing demand for electricity. Between 2014 and 2018, the Government expects to invest approximately Ps. 310.8 billion in energy generation infrastructure, Ps. 58.1 billion in energy transmission infrastructure and Ps. 189.1 billion in energy distribution.

These energy sources produced 329,162 gigawatt hours of electricity in 2017, an increase of 3.1%, as compared to 2016 (and an overall increase of 10.8% since 2013). Mexico exported 2,044.7 gigawatt hours of this electricity in 2017, as compared to 2,300.4 gigawatt hours in 2016. As of December 31, 2016, installed generating capacity was 75,685 megawatts, an increase of 3.0% from 2016. Domestic energy generation in 2017 was supplemented by imports of electricity totaling 6,088.0 gigawatt hours.

The above mentioned domestic energy generation does take into account self-supply energy generation, which is private sector based and which has rapidly increased over the course of the last several years. In 2017, self-supply energy generation totaled 37,596 gigawatt hours, an increase of 26.8% from the 29,650 gigawatt hours generated in 2016.

The diversification of energy resources is also an important objective of the Government. The following table provides certain information regarding the composition of the main energy sources in Mexico for 2014 through 2017.

Table No. 41 – Electricity Generation by Source

(gigawatt hours (GWh))

	Electricity Generation 2014	Participation %	Electricity Generation 2015	Participation %	Electricity Generation 2016	Participation %	Electricity Generation 2017	Participation %
Conventional Sources	239,937		246,601		254,496		259,766
Combined-cycle	149,688	62%	155,185	63%	160,378	63%	165,245	64%
Thermoelectric	37,501	16%	39,232	16%	40,343	16%	42,780	16%
Carbo-electric	33,613	14%	33,599	14%	34,208	13%	30,557	12%
Combustion Turbine	6,985	3%	11,648	5%	12,600	5%	12,849	5%
Internal Combustion	2,269	1%	2,651	1%	3,140	1%	4,006	2%
Others	9,881	4%	4,286	2%	3,826	2%	4,329	2%

Clean Energy	61,526		62,952		64,868		69,397
Renewable	51,849	84%	49,244	76%	49,208	76%	51,578	74%
Hydroelectric	38,822	63%	30,892	49%	30,909	48%	31,848	46%
Eolic	6,426	10%	8,745	14%	10,463	16%	10,620	15%
Geothermal	6,000	10%	6,331	10%	6,148	9%	6,041	9%
Solar	85	0%	78	0%	160	0%	344	0%
Bioenergy	516	1%	1,369	2%	1,471	2%	1,884	3%
Distributed Generation			128	0%	56	0%	760	1%
Others	9,677	16%	15,624	24%	15,660	24%	17,818	26%

Total	301,463		309,553		319,364		329,162

Source: PRODESEN 2018-2032, SENER.

On August 11, 2014, Congress enacted secondary legislation, including the Ley de la Industria Eléctrica (Electric Power Industry Law) and the Ley de la Comisión Federal de Electricidad (Federal Electricity Commission Law). The Electric Power Industry Law creates a new regulatory framework that enables private-sector companies to obtain permits for the generation and commercialization of electric power in a new wholesale electricity market. The Federal Electricity Commission Law converted CFE from a decentralized public entity to a productive state-owned company. CFE now acts through its productive state-owned subsidiaries to undertake the generation, transmission, distribution and commercialization of electric power. The Government granted twenty-two permits for the transport of natural gas and nine permits for the distribution of natural gas in 2017.

The Government continues to promote private sector participation in the electric power sector and in electricity production. As of December 31, 2017, electricity generation capacity by fossil fuels represented 78.9% of the country’s total electricity generation capacity, as compared to 79.9% as of December 31, 2013, while electricity generation capacity from clean sources was 21.1%, which represented an increase of 3.8% compared to December 31, 2016.

FINANCIAL SYSTEM

Mexico’s financial system consists of commercial banks, development banks, securities brokerage houses and non-bank institutions, such as bonded warehouses, bonding companies, factoring companies, financial leasing companies, foreign exchange houses, insurance companies and multiple purpose financial institutions, as well as, to a limited extent, public trusts.

Monetary Policy, Inflation and Interest Rates

Monetary Policy

Banco de México, chartered in 1925, is Mexico’s central bank, and its functions and administration are governed by the provisions of the Ley del Banco de México (Bank of Mexico Law) and are subject to Article 28 of the Constitution. Banco de México’s main purpose is to provide the country’s economy with domestic currency, the peso. In pursuing this purpose, its primary objective is to seek the stability of the purchasing power of the peso.

Banco de México is authorized to issue regulations aimed at monetary and foreign exchange management, the sound development of the financial system, including the regulation of financial derivatives, the proper functioning of the payment systems and the protection of the public interest. Banco de México is authorized to perform the following functions, among others: (1) regulate the issuance and circulation of currency, foreign currency exchange, financial intermediation and services, as well as payment systems; (2) operate as reserve bank and lender of last resort for credit institutions; (3) provide treasury services to the Government and act as its financial agent, including by managing Mexico’s international reserves; (4) counsel the Government on economic and financial issues; and (5) participate in the IMF and other international financial institutions.

As of December 31, 2017, Banco de México had assets totaling Ps. 3,730.9 billion (U.S.$189.7 billion).

Banco de México is managed by a five-member Junta de Gobierno (Board of Governors) appointed by the President and confirmed by the Senate. Alejandro Diáz de León is the current Governor of the five-member Board of Governors of Banco de México. He assumed office on December 1, 2017 and will serve through December 31, 2021.

The principal objective of the Government’s monetary policy is to create an environment of low and stable inflation. These objectives are achieved through actions taken by Banco de México to influence interest rates and inflation expectations to conform price behavior with the overarching goals of the Government’s monetary policy. By creating an environment of low and stable inflation, Banco de México encourages appropriate conditions for both sustained growth and the creation of permanent jobs. Accordingly, in the past, Banco de México has decreased the availability of domestic credit when: (1) the value of the peso depreciated; (2) capital outflows occurred; or (3) inflation was higher than projected. In 1995, Banco de México introduced new reserve requirements to facilitate the regulation of liquidity and reduce Banco de México’s daily net extension of credit. Banco de México has also established quarterly targets for the expansion of net domestic credit for each quarter.

Since 2008, Banco de México has used the overnight interbank funding rate as its primary monetary policy instrument. Under this policy, Mexico’s overnight interbank funding rate changes when medium-term inflation projections deviate from the target of 3.0% (+/-1.0%), which is intended to stabilize the purchasing power of the peso. After the 2009 global economic crisis, the minimum overnight interbank funding rate decreased consistently. However, beginning on December 17, 2015, the Board of Governors of Banco de México regularly announced increases in the overnight interbank funding rate.

As of December 31, 2017, Banco de México’s net domestic credit, which signifies the sum of net claims on the central government and claims on other sectors of the domestic economy, registered a negative balance of Ps. 1,094.5 billion, as compared to a negative balance of Ps. 2,251.2 billion at December 31, 2016.

Money Supply and Financial Savings

Banco de México’s monetary aggregates measure monetary supply provided by both internal and external financial sources, separating residents’ and nonresidents’ savings in both markets. The monetary aggregates also differentiate public and private sector financial savings. Banco de México’s M1 monetary aggregate consists of bills and coins held by the public, plus: (1) checking accounts denominated in local currency and foreign currency; (2) interest-bearing deposits denominated in pesos and operated by debit cards; and (3) savings and loan deposits. M2 consists of M1, plus: (1) bank deposits; (2) Government-issued securities; (3) securities issued by firms and non-bank financial intermediaries; and (4) Government and INFONAVIT liabilities related to the Retirement Savings System. M3 consists of M2, plus financial assets issued in Mexico and held by non-residents. M4 consists of M3, plus deposits abroad at foreign branches and agencies of Mexican banks.

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The data in this table was calculated in accordance with the methodology for calculating money supply aggregates adopted on January 31, 2018 to reflect the Monetary and Financial Statistics Manual and Compilation Guide published by the IMF in 2016 and applied to all historical figures from December 31, 2000.

Table No. 42 – Money Supply

	December 31,
	2013		2014		2015		2016		2017
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	792,263	Ps.	928,052	Ps.	1,087,271	Ps.	1,261,697	Ps.	1,372,882
Checking deposits
In domestic currency		1,080,978		1,168,417		1,299,508		1,472,683		1,630,910
In foreign currency		189,020		232,467		333,094		469,185		537,826
Interest-bearing peso deposits		438,012		534,973		614,312		647,414		702,744
Savings and loan deposits		11,097		12,598		14,560		17,332		19,635

Total M1	Ps.	2,511,369	Ps.	2,876,506	Ps.	3,348,743	Ps.	3,868,311	Ps.	4,263,997

M4	Ps.	8,648,389	Ps.	9,630,957	Ps.	10,127,696	Ps.	10,818,147	Ps.	11,705,820

Note: Numbers may not total due to rounding.

Source: Banco de México.

The 2017 M1 money supply increased by 3.2% in real terms. The increase in the 2017 M1 money supply was due to a 1.9% real increase in the bills and coins component as well as a 3.7% real increase in the checking deposits component.

Financial savings—defined as the difference between the monetary aggregate M4 and bills and coins held by the public—grew steadily in 2017 (1.3% greater in real terms than financial savings in 2016). This increase was attributable to the fact that the bills and coins component increased by 1.9% in real terms compared to a growth of 1.3% in real terms in the aggregate M4 component. From 2016 to 2017, there was a 3.7% increase in savings generated by residents in real terms, as compared to a 5.9% increase from the prior annual period, while savings generated by non-residents decreased by 6.9% in real terms. The decrease in non-residents’ savings was primarily attributable to decreases in deposits payable on demand, term deposits held in banks, stakes in debt investment funds and public securities held by non-residents, alleviated in part by an increase in value held by creditors in repurchase agreements.

The 2017 monetary base totaled Ps. 1,545.9 billion, which represents an 8.8% nominal increase from the 2016 monetary base total. This expansion was due to an 8.7% nominal increase in the bills and coins in circulation and to an increase in the banking deposits component from Ps. 0.5 billion in 2016 to Ps. 3.3 billion in 2017.

On March 28, 2017, Banco de México transferred its operating surplus for fiscal year 2016 of Ps. 321.7 billion to the Government. In accordance with the Federal Law of Budget and Fiscal Accountability, the Government must apply 70% of this operating surplus amount, equivalent to Ps. 225.2 billion, to amortize debt or to reduce outstanding indebtedness. During 2017, Banco de México’s operating surplus was used as follows: Ps. 139.2 billion in repurchase transactions, Ps. 11.5 billion to reduce the amount previously planned to be auctioned and Ps. 74.5 billion to eliminate additional external market debt.

Inflation

During 2017, consumer inflation was 6.8%, which was above the 3.0% target inflation for the year and 3.4 percentage points higher than the 3.4% consumer inflation for 2016. According to Banco de México, inflation was above the range of expected deviation (+/-1.0%) from the 3.0% target, mostly as a result of a series of significant shocks, both external and internal, that led inflation to reach levels that had not been registered since 2001. In particular, since the beginning of 2017, inflation was affected by the depreciation of the Mexican peso and by the increase in the volatility of the peso due to uncertainty regarding the position the new United States government would take regarding its bilateral relationship with Mexico, uncertainty around the upcoming Mexican elections, and increases in the prices of some energy products Mexico produces and exports (including gasoline and LP gas). In the first half of 2017, there were increases in the rates of motor transport in several Mexican cities and increases in the prices of some agricultural products, each of which contributed to an increase in inflation. In the last months of 2017, there was a series of additional shocks that further increased inflation, including increases in the prices of some energy sources (mainly LP gas) and certain fruits and vegetables.

The Government gradually removed price controls on gasoline and diesel over the course of 2017 to liberalize domestic fuel prices so that they are determined according to market forces. Domestic fuel prices may vary without regard to any specific range determined by the Government. On December 27, 2016, the Ministry of Finance and Public Credit announced an increase, effective January 1, 2017, in the maximum gasoline and diesel prices to be applied in certain regions of Mexico, which caused an increase of gasoline prices of up to 20% in those areas. The removal of price controls and the resulting price increases led to protests across Mexico. Mexico cannot predict the effect of changes in gasoline and diesel prices and any related political and social unrest on the Mexican economy or whether the Government may alter its strategy for price liberalization in the future. The December 27, 2016 announcement by the Ministry of Finance and Public Credit further provided that the maximum fuel prices applicable to each region of the country would be determined daily as of February 18, 2017.

On August 23, 2017, INEGI announced changes, effective in August 2018, to the National Consumer Price Index aimed at better reflecting the consumption patterns of Mexican households. The changes include: (1) updating the base year; (2) increasing the number of categories for goods and services; (3) increasing the number of areas represented; and (4) adjusting the weighting of each component. It is expected that the new measurements will generate greater volatility in the National Consumer Price Index.

The following table shows, in percentage terms, the changes in price indices and annual increases in the minimum wage for the periods indicated. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor.”

Table No. 43 – Changes in Price Indices

	National Producer Price Index(1)(2)	National Consumer Price Index(1)	Increase in Minimum Wage
2013	1.6	4.0	3.9
2014	3.3	4.1	3.9
2015	2.8	2.1	6.9
2016	8.5	3.4	4.2
2017	4.7	6.8	10.4

(1)	For annual figures, changes in price indices are calculated each December.
(2)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.

Sources: INEGI; Ministry of Labor.

Interest Rates

As a result of a volatile external environment, inflation expectations have increased, especially in the short-term. Banco de México seeks to prevent second round effects on inflation and to anchor medium- and long-term inflation expectations. Banco de México increased the target for the overnight interbank funding rate by fifty basis points in its February 2017 decision and by twenty-five basis points in each of its March 2017, May 2017, June 2017 and December 2017 decisions, reaching a level of 7.25% on December 14, 2017, compared to 5.75% as of December 31, 2016. These actions took into account a series of both external and domestic factors contributing to inflation, including an increase in energy prices, uncertainty regarding bilateral relations between Mexico and the United States, events leading up to the July 1, 2018 elections and tightened U.S. monetary policy.

i.	Cetes Rates

One indicator used to measure Mexico’s interest rates is the interest rate on Cetes, which are zero-coupon bonds issued by the Government. During 2017, interest rates on 28-day Cetes averaged 6.7%, as compared to 4.2% during 2016. Interest rates on 91-day Cetes averaged 6.9%, as compared to 4.4% during 2016.

ii.	TIIE Rates

Banco de México publishes an interest rate called the equilibrium interbank interest rate (TIIE). The TIIE is calculated for twenty-eight days and ninety-one days as the interest rate at which the supply and demand for funds in the domestic financial market reach equilibrium. In contrast, the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP), an alternative measure of interest rates, tends to lag somewhat behind current market conditions.

The following table sets forth the average interest rates per annum on 28-day and 91-day Cetes, the CPP and the 28-day and 91-day TIIE for the periods indicated.

Table No. 44 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2013:
January-June	3.9	4.0	3.1	4.5	4.5
July-December	3.6	3.6	2.8	4.1	4.1
2014:
January-June	3.2	3.3	2.6	3.7	3.7
July-December	2.8	2.9	2.3	3.3	3.3
2015:
January-June	2.9	3.0	2.2	3.3	3.3
July-December	3.1	3.2	2.1	3.3	3.4
2016:
January-June	3.6	3.8	2.4	3.9	4.0
July-December	4.7	4.9	2.9	5.0	5.1
2017:
January-June	6.4	6.6	4.0	6.7	6.8
July-December	7.0	7.1	4.5	7.4	7.4

Source: Banco de México.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The Foreign Exchange Commission, made up of officials from the Ministry of Finance and Public Credit and Banco de México, is responsible for foreign exchange policy, as well as policies for the accumulation of international reserves in Mexico. The Foreign Exchange Commission: (1) authorizes loans from the IMF, agencies of international financial cooperation, central banks, foreign legal persons that exercise authority in financial matters and foreign financial institutions for purposes of currency regulation; (2) sets the criteria for Banco de México’s foreign currency operations; (3) determines the exchange rate for foreign exchange; (4) establishes the limits on the amount of active and passive transactions involving exchange risks of development banks; and (5) creates guidelines for the management and valuation of international reserve assets. Since the 1990s, the Commission has mandated that the exchange rate be determined by market forces (a floating exchange rate or free float regime).

The Government directly establishes the quarterly targets for the expansion of net domestic credit. “Net domestic credit” is defined as the variation of the monetary base (currency in circulation plus bank deposits at Banco de México), less the variation of Banco de México’s “net international assets.” “Net international assets” is, in turn, defined as Mexico’s gross international reserves plus its assets with a maturity longer than six months that are derived from its credit agreements with central banks, minus (1) liabilities outstanding to the IMF and (2) liabilities with a maturity shorter than six months that are derived from credit agreements with central banks.

Since the early 2000s, the Foreign Exchange Commission has adopted different mechanisms to moderate the rate of Mexico’s accumulation of international reserves through the auctioned sale of U.S. dollars. On January 5, 2017 Banco de México sold U.S.$2 billion directly in the foreign exchange market to provide liquidity and mitigate market volatility following the U.S. elections in November 2016 and the subsequent decline in the value of the Mexican peso. For more information, see “Foreign Trade and Balance of Payments—Exchange Controls and Foreign Exchange Rates—Foreign Exchange Rates.” Starting on March 6, 2017, the Foreign Exchange Commission implemented a new foreign exchange market mechanism consisting of non-deliverable forward auctions, to be settled in Mexican pesos. The mechanism aims to maintain the local exchange market while supplying market participants with a foreign exchange hedging instrument in order to mitigate exposure to foreign exchange risk. The maximum program size is U.S.$20 billion.

The Foreign Exchange Commission may intervene in the exchange market again at its discretion in the event of exceptional conditions.

Foreign Exchange Rates

The Government maintains a floating exchange rate policy, with Banco de México intervening in the foreign exchange market from time to time in order to minimize volatility and ensure an orderly market. The Government also promotes market-based mechanisms for stabilizing the exchange rate, including offering over-the-counter forward and options contracts between banks and their clients in Mexico, as well as authorizing peso futures trading on the Chicago Mercantile Exchange. In addition, Banco de México permits foreign financial institutions to open peso-denominated accounts and to borrow and lend pesos (subject to general restrictions on operating banking activities in Mexico).

The peso declined in January 2017, due to pressure on the value of the peso resulting from the U.S. presidential election in November 2016. By the end of 2017, the peso had recovered a substantial part of its loss in value.

On December 31, 2017, the peso/dollar exchange rate closed at Ps. 19.6629 = U.S.$1.00, a 4.6% appreciation in dollar terms as compared to the rate at December 31, 2016. The peso appreciated against the dollar in 2017 primarily as a result of monetary policy actions adopted by Banco de México, as well as an improved outlook for the NAFTA renegotiations and a general depreciation of the U.S. dollar.

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 45 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2013	13.0843	12.7724
2014	14.7414	13.3056
2015	17.2487	15.8680
2016	20.6194	18.6908
2017	19.6629	18.9197

Source: Banco de México.

Banking System

In accordance with the Ley de Instituciones de Crédito (Credit Institutions Law, or LIC), the Mexican banking system is composed of Banco de México, commercial banks, development banks and, to a limited extent, public trusts created by the Government. The LIC regulates the banking and credit activities in Mexico, particularly the organization, ownership and operation of credit institutions, as well as the activities and transactions that credit institutions may perform and their capitalization and reserve levels. Pursuant to the LIC, banking and credit services can only be provided by credit institutions. The LIC provides that credit institutions are: (1) commercial banks; and (2) development banks.

On January 10, 2014, the Ministry of Finance and Public Credit published a financial reform, which amended over thirty-four statutes, strengthening the overall banking institutional framework and allowing for more robust and sustainable provision of credit.

The 2014 financial reform established a new Ley para Regular las Agrupaciones Financieras (Law to Regulate Financial Groups) and increased the Mexican legal framework’s compliance with the Key Attributes of Effective Resolution Regimes for Financial Institutions put forth by the FSB. The Law to Regulate Financial Groups has strengthened governance standards applicable to holding companies and subsidiaries forming a financial group.

The 2014 financial reform had four core goals: (1) to foster competition among financial services providers; (2) to strengthen development banks; (3) to create new products and services that are better suited for financial services customers; and (4) to ensure both soundness and prudence in the financial sector. Pursuant to the Law to Regulate Financial Groups, multiple financial service companies may operate as a single group in certain circumstances.

In order to achieve these goals, the 2014 financial reform increased financial institution transparency and enhanced enforcement capabilities by giving the Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros (National Commission for the Protection and Defense of Users of Financial Services, or CONDUSEF) additional authority. For example, CONDUSEF is now able to issue and publish recommendations to financial institutions, to regulate standard agreements used with consumers and to initiate class actions for the benefit of consumers.

The 2014 financial reform also simplified the process by which people switch banks and make modifications between accounts. As a result, conditional sales are now prohibited. Development banks are also mandated to improve their operations and to favor the extension of credit. These development banks are also encouraged to develop new programs and financial products that broaden access to financial opportunities.

The 2014 financial reform gave financial authorities additional capabilities to periodically evaluate bank performance and the overextension of credit and reinforced the coordination mechanisms between financial authorities. The legal framework governing the acceptance and execution of loan guarantees, risk and credit cost reductions was further simplified.

Commercial Banks

In accordance with the LIC, commercial banks are required to obtain authorization from the Government in order to be organized and operate as such. Authorization may be granted by the CNBV, upon prior approval of its Board of Governors and the favorable opinion of Banco de México. These authorizations are non-transferable due to their particular nature.

Foreign financial firms operate in Mexico through subsidiaries, not branches. Therefore, all banks operating in Mexico constitute separate legal entities, which are locally incorporated and subject to local regulation and supervision. The resolution regime applies to all commercial banks established in Mexico, including subsidiaries of foreign banks.

The following table shows selected metrics of the performance of the commercial banking system.

Table No. 46 – Commercial Banking System

(In Billions of Pesos) (1)

	2013	2014	2015	2016	2017
Total loan portfolio	Ps. 2,885.1	Ps. 3,177.3	Ps. 3,631.5	Ps. 4,122.1	Ps. 4,506.8
Past-due commercial bank loans(2)	48.0	45.9	44.4	35.1	36.9
Commercial bank loan loss reserves(2)	67.8	55.5	52.7	46.6	48.0

(1)	Constant pesos with purchasing power at December 31, 2008.
(2)	Excluding banks under Government intervention and those in special situations.

Source: CNBV.

As of December 31, 2017, there were 48 commercial banks registered with the CNBV.

Development Banks

Development banks are entities of the Federal Public Administration that have distinct legal capacity and budgets. Development banks are incorporated as national credit entities, which compose a portion of the Mexican banking system. Congress determines the area of focus of each development bank. The development banks’ main objective is to provide access to savings and financing for individuals and corporations in their respective areas of focus, as well as to provide technical assistance and training.

There are currently six institutions that constitute the Mexican Development Bank System, with a wide spectrum in terms of areas of focus, including small and medium enterprises, public infrastructure, support for foreign trade, housing, savings improvement and credit to the military. These institutions are:

•	Nacional Financiera, S.N.C. (NAFIN),

•	National Bank of Public Works and Services, S.N.C. (BANOBRAS),

•	National Foreign Trade Bank, S.N.C. (BANCOMEXT),

•	Federal Mortgage Society, S.N.C. (SHF),

•	National Savings and Financial Services Bank, S.N.C. (BANSEFI) and

•	National Bank of the Army, Air Force and Navy, S.N.C. (BANJERCITO).

NAFIN’s principal activities include: (1) granting credit to small- and medium-sized businesses; (2) promoting the development of the securities market; and (3) serving as the Government’s financial agent in certain international transactions.

BANOBRAS’s principal activities include: (1) providing short-, medium- and long-term financing to public enterprises and federal, state and municipal governments; and (2) granting credit for low-income housing.

BANCOMEXT’s principal activities include: (1) granting export- and import-related credit; and (2) issuing guaranties to private- and public-sector entities in the promotion of foreign trade. Certain of BANCOMEXT’s foreign trade and foreign investment responsibilities are managed by a public trust, ProMéxico, which is supervised by the Ministry of Economy.

The Government owns a substantial majority of each development bank’s capital. In addition, under the laws establishing NAFIN, BANOBRAS and BANCOMEXT, the Government is responsible, at all times, for the transactions between these development banks and foreign private, governmental and inter-governmental institutions, among others. Such statutory responsibility does not extend to transactions between each of the development banks and non-Mexican individuals. There is no specific procedure, including time periods, to enforce the Government’s statutory responsibility. The Government’s statutory responsibility is subject to its legal and budgetary restrictions.

Banking Supervision and Support

National Banking and Securities Commission (CNBV)

Under the LIC, the CNBV authorizes both commercial and development banks’ operation as instituciones de banca múltiple (multiple banking institutions) and is responsible for their supervision. The CNBV has the authority to make inspection visits and impose sanctions for a bank’s failure to comply with the LIC or any regulations thereunder. The CNBV also oversees financial holding companies, banks and securities dealers and has the power to declare an intervención (managerial intervention) or resolución (liquidation) and manage a financial group at either the holding or operating company level.

Bank Supervision Policy

Since 2010, the Government has instituted various programs to supervise the banking system. These programs and measures include, among others, the strengthening of the CNBV’s power to supervise and intervene in the activities of financial holding companies and the CNBV’s adoption of significant changes to the accounting practices applicable to Mexican commercial banks and development banks, with the intent of making those practices more consistent with international accounting standards, including U.S. generally accepted accounting principles.

Federal law establishes measures and procedures for the identification, through inter-institutional coordination, of specific operations outside of the financial sector between individuals that could raise a risk that illicit resources are used.

In December 2010, the Basel Committee on Banking Supervision issued the Third Basel Accord (Basel III), which provides global regulatory standards with respect to adequate bank capital and liquidity. In connection with the Basel III standards, new capital requirements in Mexico became effective on January 1, 2013, and the Resolución que Modifica las Disposiciones de Carácter General Aplicables a las Instituciones de Crédito (Resolution Modifying the General Provisions Applicable to Credit Institutions) of June 22, 2016 aimed to bring Mexico into full compliance with the Basel III requirements.

On December 7, 2017, the CNBV, together with Banco de México, announced that the pending Basel III post-crisis regulatory reforms endorsed by the Basel Committee on Banking Supervision will enter into force on January 1, 2022 and will be implemented progressively over the next five years. Banco de México and the CNBV will work to implement the announced reforms within the established deadlines and will be assessed on their implementation of certain of the standards included within the reform, such as the minimum liquidity coverage ratio and the net stable funding ratio, in June 2020.

Institute for the Protection of Bank Savings (IPAB)

IPAB rescues troubled banks. Congress allocates funds to IPAB on an annual basis to manage and service IPAB’s net liabilities, but those liabilities are not considered public sector debt. In emergency situations, IPAB is permitted to obtain additional financing every three years, in an amount not to exceed 6% of Mexican banking institutions’ total liabilities, without Congressional authorization. In addition to Mexico’s auctions of debt securities in the domestic market, IPAB also sells, through auctions conducted by Banco de México, peso-denominated debt securities in Mexico known as Bonos de Protección al Ahorro (Savings Protection Bonds, or BPAs).

IPAB also manages a deposit insurance program, which is assessed per person or entity, per banking institution. Currently, deposit insurance is limited to 400,000 Unidades de Inversión (Investment Units, or UDIs), an index unit of funds that can be traded in currency markets and whose value in pesos is indexed to inflation on a daily basis as measured by the change in the NCPI. IPAB has also undertaken the sale of loan portfolios, with significant sales of commercial loan assets since the beginning of 2009.

Bank Support Policy

The Government has instituted various programs to rescue troubled banks and a number of additional measures to generally support the banking system. These programs and measures include, among others: an increase in the capitalization requirements for Mexican banks, including new capital reserve requirements introduced by Banco de México; an increase in permitted foreign and domestic investment in Mexican financial institutions; the creation of a number of debtor support programs to restructure past-due loans; the establishment of the Programa de Capitalización Temporal de la Banca (Temporary Capitalization Program), a voluntary program designed to assist viable but undercapitalized banks; and the provision of foreign exchange credit windows through the Fondo Bancario de Protección de Ahorro (Banking Fund for the Protection of Savings, or FOBAPROA) to help banks meet U.S. dollar liquidity needs.

The 2014 financial reform modified bankruptcy procedures, including through the institution of a joint concurso mercantil procedure for entities of the same corporate group and the creation of a new liquidation procedure for credit institutions that is supervised by IPAB.

The 2014 financial reform also changed the Credit Institutions Law, which led to improvements in the Banking Resolution Regime. The key modifications to the Banking Resolution Regime include, among others: (1) improved regulation for granting and execution of loan guarantees, resulting in greater legal certainty for creditors which favorably impacts the expansion of credit; (2) improved commercial frameworks, which reduces procedural times in trials; (3) streamlined bankruptcy processes by empowering merchants to enter suits collectively when the company is part of a same corporate group; and (4) the development of an arbitration system for disputes pertaining to financial matters between institutions and individuals.

Credit Allocation by Sector

The following table shows the allocation, by sector, of credit extended by commercial and development banks at each of the dates indicated.

Table No. 47 – Credit Allocation by Sector(1)

	December 31,
	2013			2014			2015			2016			2017(2)
	(in billions of pesos and as % of total)
Agriculture, forestry and fishing	Ps.	55.2	2%	Ps.	58.4	1%	Ps.	72.7	2%	Ps.	78.5	2%	Ps.	89.7	2%
Industry		724.6	20		795.6	20		930.5	20		1,028.3	20		1,129.3	20

Services and other activities		723.5	20		802.2	20		944.9	21		1,151.2	22		1,336.8	24
Housing credit		504.4	14		546.2	14		612.9	13		685.0	13		745.7	13
Spending credit		699.4	19		744.9	19		823.7	18		925.9	18		969.5	17

Statistical adjustment		0.0	0		0.0	0		0.0	0		0.0	0		0.0	0
Financial sector		254.8	7		295.7	7		337.2	7		372.5	7		423.2	7
Public sector		587.5	16		716.8	18		778.7	17		858.1	16		841.3	15
Others		15.0	0		17.1	0		28.0	1		27.3	1		28.3	1
External sector		32.4	1		46.3	1		58.8	1		87.5	2		93.8	2

Total	Ps.	3,596.8	100%	Ps.	4,023.1	100%	Ps.	4,587.5	100%	Ps.	5,214.3	100%	Ps.	5,657.6	100%

Interbank sector		3.8	—		1.2	—		2.3	—		4.7	—		9.2	—

Note:	Numbers may not total due to rounding.

(1)	Includes both commercial and development banks.
(2)	Preliminary figures.

Source: Banco de México.

Insurance Companies, Mutual Funds and Auxiliary Credit Institutions

Non-Mexican financial groups and financial intermediaries are permitted, through Mexican subsidiaries, to engage in various activities in Mexico, including providing insurance.

The Ley de Instituciones de Seguros y de Fianzas (Insurance and Bond Company Law) was approved in 2013 and permits foreign investors to purchase up to 49% of Mexican insurance companies’ capital stock. In addition, foreign financial institutions domiciled in countries that have entered into trade agreements with Mexico may, with the approval of the Ministry of Finance and Public Credit, acquire a majority of the capital stock of a Mexican insurance company. Mexican insurance companies may use the services of intermediaries located in Mexico or abroad for their reinsurance transactions and may issue non-voting or limited voting shares, as well as subordinated debt obligations. Finally, foreign insurance companies are permitted, with the prior approval of the Ministry of Finance and Public Credit, to establish representative offices in Mexico.

The Ley General de Organizaciones y Actividades Auxiliares del Crédito (General Law on Auxiliary Credit Organizations and Activities), as amended, governs financial intermediaries. The law provides that: (1) no individual or entity is permitted to hold, both directly or indirectly, more than 10% of the paid-in capital of financial intermediaries without the Ministry of Finance and Public Credit’s prior authorization; (2) auxiliary credit institutions and foreign exchange brokers are required to allocate 10% of their profits to a capital reserve fund until that fund equals their paid-in capital; (3) financial leasing companies are entitled to judicial remedies to enforce the repossession of goods leased in the event of a default by the lessee; (4) the CNBV is authorized to prevent auxiliary credit institutions from using misleading documentation; and (5) the CNBV is authorized to inspect and survey both regulated and non-regulated sociedades financieras de objeto multiple (multiple purpose financial entities).

Foreign investors may purchase up to 49% of the capital stock of auxiliary credit institutions. Foreign financial institutions domiciled in countries that have entered into trade agreements with Mexico may, with the approval of the Ministry of Finance and Public Credit, acquire a majority of the capital stock of auxiliary credit institutions.

As part of the 2014 financial reform, the law that regulates investment funds, the Ley de Fondos de Inversión (Investment Funds Law), was amended. The main goal of these measures was to make the regulation of investment funds more efficient by improving corporate governance and internal procedures and controls. The amendments recognized the role and responsibility of independent external auditors by establishing the rules governing their interaction with investment funds and underscoring the need for both impartiality and the avoidance of conflicts of interest. The CNBV can also impose higher sanctions on an investment fund.

Securities Markets

The Mexican Stock Exchanges

The Bolsa Mexicana de Valores (Mexican Stock Exchange, or BMV) is the largest authorized stock exchange involved in the listing and trading of equity and debt securities in Mexico. The securities listed and traded on the Mexican Stock Exchange include: (1) stocks and bonds of private sector corporations; (2) equity certificates or shares issued by banks; (3) commercial paper; (4) bankers’ acceptances; (5) certificates of deposit; (6) Government debt; and (7) special hedging instruments. The Mexican Stock Exchange is a sociedad anónima bursátil de capital variable (public company).

On August 29, 2017, the Ministry of Finance and Public Credit published a concession for a new stock exchange. The new Bolsa Institutional de Valores (Institutional Stock Exchange, or BIVA) will begin operations once it fulfills the requirements set forth in the Ley del Mercado de Valores (Stock Market Exchange Law). The new concession was granted as part of the Ministry of Finance and Public Credit’s program to develop the securities market.

The Mexican equity market is one of Latin America’s largest in terms of market capitalization.

Mexican Stock Exchange Performance

The Mexican Stock Exchange publishes the Stock Market Index based on a group of the thirty-five most actively traded shares. The following table provides the index, along with two other metrics for the performance of the Mexican Stock Exchange.

Table No. 48 – Mexican Stock Exchange Performance

(In Billions of U.S. Dollars, Except Index)

	2013	2014	2015	2016	2017
Index (points)	42,727.1	43,145.7	42,977.5	45,642.9	49,354.4
Market capitalization	526.9	480.2	403.2	351.7	415.8
Value of transactions	257.6	184.6	148.3	138.8	123.2

Source: Banco de México/Mexican Stock Exchange.

In 2017, equity securities, including shares and certificates of patrimonial contribution, accounted for 99.9% of transactions on the Mexican Stock Exchange. Capital development certificates accounted for 0.02% of transactions, while fixed income securities, including commercial paper, notes, bonds and ordinary participation certificates, accounted for 0.1% of transactions.

Securities Law Reforms

The Securities Market Law governs the sale and purchase of securities in Mexico. The 2014 financial reform included an amendment to the Securities Market Law, which was enacted to further improve the dynamics of the market. The amendment created an Oferta Restringida (Restricted Offer) regime, which allows issuers of securities to engage in public offerings directed exclusively at certain classes of investors. The amendment also established that placement programs, previously exclusively applicable to debt instruments, can now be used by all issuers, thereby facilitating the security registration process and certain public offerings, including public offerings of equity securities.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Policy

Since the late 1980s, Mexico has used a model of economic development based on increasing its foreign trade returns. In order to do so, Mexico has primarily focused on expanding its total exports. For example, the Government has designed various trade, fiscal, financial and promotional measures to grow and increase the competitiveness of its non-oil exports. One such measure includes the Government’s decision to join the General Agreement on Tariffs and Trade (GATT), which was later superseded by the World Trade Organization (WTO), in 1986. This decision resulted in, among other things, an important reduction in the protection traditionally given to domestic producers. Under the GATT, a five-tier tariff structure was established at the end of 1987 with a maximum rate of 20%. Soon thereafter, average tariff rates began to decline.

As a result of this strategy, Mexico’s non-oil exports have increased more than fifty-fold since 1982, reaching U.S.$385.9 billion (or 94.2% of total merchandise exports, including the in-bond industry in 2017). Over the last thirty years, the composition of Mexico’s non-oil exports has also changed, reflecting the increased importance of manufactured goods relative to agricultural products. In 2017, U.S.$364.5 billion, or 94.5%, of Mexico’s non-oil exports (including the in-bond industry) consisted of manufactured goods, as compared to U.S.$5.8 billion, or 77.1%, in 1982.

The Ley de Comercio Exterior (Foreign Trade Law), enacted in 1993, grants the President broad powers to establish import and export duties, as well as other trade restrictions. Under this law, the Ministry of Economy is authorized to resolve trade-related disputes and establish procedures for the imposition of countervailing duties, which are import duties imposed under the WTO rules to neutralize the effect of a foreign country’s subsidy of its exports. The Foreign Trade Law also created the Comisión de Comercio Exterior (Foreign Trade Commission), an agency that operates within the Ministry of Economy to administer the dispute resolution and countervailing duty procedures. In addition, the Foreign Trade Law defines and regulates unfair trade practices, thereby aligning Mexico’s regulatory trade framework more closely with current international practices and standards.

Changes in economic, political and regulatory conditions in the United States or in U.S. laws and policies governing foreign trade and foreign relations could create uncertainty in the international markets and could have a negative impact on the Mexican economy. Economic conditions in Mexico and the value of securities issued by Mexico may be affected by economic and market conditions in the United States.

Following the U.S. elections in November 2016 and the change in the U.S. administration, there is uncertainty regarding future U.S. policies with respect to matters of importance to Mexico and its economy, particularly including trade and immigration. Changes in U.S. policy could have an adverse effect on the Mexican economy and public finances. The U.S. administration has also raised the possibility of taking various forms of action in the area of trade, tariffs, immigration and taxation that could affect Mexico. Because the Mexican economy is closely tied to the U.S. economy, the renegotiation of NAFTA or other U.S. policies that may be adopted by the U.S. administration may adversely affect economic conditions in Mexico. For more information on the renegotiation of NAFTA, see “Recent Developments—Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Agreements.” U.S. immigration policies could also affect trade and other relations between Mexico and the U.S. and have other consequences for Mexican governmental policies. Although the OECD projects the pace of economic activity in Mexico to continue to improve through 2017, these factors could have an impact on Mexico’s gross domestic product growth, the exchange rate between the U.S. dollar and the Mexican peso, levels of foreign direct investment and portfolio investment in Mexico, interest rates, inflation and the Mexican economy generally.

On April 7, 2017, the Minister of Foreign Affairs participated in a meeting among the Ministers of Economy of the countries of the Pacific Alliance and El Mercado Común del Sur (MERCOSUR). The meeting allowed the two main regional blocs in Latin America to discuss the prospects for regional integration.

Following the United Kingdom’s vote to leave the EU, on July 26, 2017, Mexico and the United Kingdom discussed options to continue and strengthen their economic and cooperative relations in the context of Mexico’s trade agenda and the departure of the United Kingdom from the EU. On October 19, 2017, further high level talks were held between representatives from Mexico and the United Kingdom. The United Kingdom pledged to invest approximately U.S.$80 million in Mexico in order to strengthen the economy through strategic investments in energy, cities, financial services and businesses. Mexico and the United Kingdom pledged ongoing commitment to free trade, bilateral investment and open markets.

Foreign Trade Performance

According to preliminary figures, during 2017, Mexico registered a trade deficit of U.S.$10.9 billion, compared to a trade deficit of U.S.$13.1 billion during 2016. This reduction in the trade deficit resulted largely from an increase in oil exports of 25% as compared to 2016, primarily due to an increase in the average price of Mexico’s oil mix and a slight increase in oil platform production during the last quarter of 2017, which was offset by an increase in imports of intermediate goods.

According to preliminary figures, during 2017, total imports increased by 8.6% as compared to 2016. This was mainly caused by a 9.0% increase in imports of intermediate goods as compared to 2016, in particular intermediate goods used in oil production, as well as a 10.4% increase in imports of consumer goods, due to an increase in imports of oil-based consumer goods.

According to preliminary figures, during 2017, total exports increased by 9.5% as compared to 2016. This was mainly caused by a 25.5% increase in oil and oil products exports and a 24.2% increase in non-oil mining exports.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 49 – Exports and Imports

	2013		2014		2015		2016		2017(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	49,481	U.S.$	42,369	U.S.$	23,100	U.S.$	18,825	U.S.$	23,701
Crude oil		42,712		35,638		18,451		15,582		20,023
Other		6,770		6,731		4,648		3,243		3,678
Non-oil products		330,534		354,542		357,450		355,122		385,700
Agricultural		11,246		12,181		12,971		14,672		15,828
Mining		4,714		5,064		4,505		4,368		5,427
Manufactured goods(2)		314,573		337,297		339,975		336,081		364,445

Total merchandise exports		380,015		396,912		380,550		373,947		409,401
Merchandise imports (f.o.b.)
Consumer goods		57,329		58,299		56,279		51,950		57,333
Intermediate goods(2)		284,823		302,031		297,713		295,395		322,022
Capital goods		39,057		39,647		41,240		39,719		41,014
Total merchandise imports		381,210		399,977		395,232		387,064		420,369
Trade balance	U.S.$	(1,195)	U.S.$	(3,066)	U.S.$	(14,683)	U.S.$	(13,118)	U.S.$	(10,968)
Average price of Mexican oil mix(3)	U.S.$	98.44	U.S.$	85.48	U.S.$	43.12	U.S.$	35.65	U.S.$	46.73

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Agreements

Mexico has a number of international agreements in place that promote free trade and economic cooperation at the multilateral, regional and bilateral levels.

Mexico became a member of the WTO on January 1, 1995, when the WTO superseded the GATT. Mexico actively participates in WTO’s multilateral trade negotiations. Mexico has also been a member of the Asian Pacific Economic Cooperation Association since 1993.

At the regional level, Mexico is a member of NAFTA. Key elements of NAFTA include: (1) removing virtually all tariffs on goods originating in and traded among Canada, Mexico and the United States; (2) removing or relaxing many investment restrictions; (3) liberalizing trade in services and increasing the protection of intellectual property rights; (4) providing a specialized means for the resolution of trade disputes arising under NAFTA; and (5) promoting trilateral, regional and multilateral cooperation among the three countries.

Canada, Mexico and the United States are currently engaged in negotiations involving NAFTA. The first five rounds of negotiations took place from August 2017 through November 2017.

Mexico has also entered into free trade agreements and other similar agreements with the following countries/unions: Bolivia, Chile, Colombia, Costa Rica, the Northern Triangle (El Salvador, Guatemala and Honduras), the European Union, the European Free Trade Association (Iceland, Liechtenstein, Norway and Switzerland), Israel, Japan, Nicaragua, Peru and Uruguay.

Mexico has participated in negotiations for the Free Trade Area of the Americas (FTAA), which would eliminate tariffs and employ common investment and trading rules for the proposed 34 member countries. Mexico has also been individually negotiating free trade agreements with each of the four founding member countries (Argentina, Brazil, Paraguay and Uruguay) of MERCOSUR.

On April 27, 2016, the Senate received and began to review the official documentation relating to the TPP, a proposed international trade agreement among twelve Pacific Rim countries. The TPP will become effective once ratified by the Senate. On January 23, 2017, the U.S. President signed an Executive Order directing the United States Trade Representative to withdraw the United States as a signatory to the TPP and to permanently withdraw the United States from TPP negotiations.

During 2017, Mexico and the EU were engaged in negotiations to modernize the TLCUEM. The modernization of TLCUEM has been a priority in Mexico’s trade agenda; over the past eighteen years, trade between the EU and Mexico has more than tripled from $20.8 billion to $65.9 billion.

Mexico took part in several bilateral meetings with the governments of Spain and China in 2017. On April 20, 2017, Mexico and Spain agreed on six new legal instruments covering a range of topics, including air transport regulation, commerce and investment and labor issues. On May 3, 2017, Mexico and China highlighted increases in commerce, investment and air connectivity achieved within the framework of their comprehensive strategic partnership established during President Peña Nieto’s visit to China in June 2013 and agreed to deepen bilateral relations.

For more information on Mexico’s foreign trade agreements, see “Recent Developments—Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Agreements.”

Geographic Distribution of Trade

The following table shows the distribution of Mexico’s external trade for the periods indicated:

Table No. 50 – Distribution of Mexican Merchandise Exports(1)

	2013	2014	2015	2016	2017(2)
Exports (f.o.b.):
U.S	79.7%	81.3%	82.6%	82.7%	81.5%
Canada	2.9	2.8	2.9	2.9	2.9
EU	3.9	3.7	3.9	4.4	5.0
Of which:
Spain	0.2	0.3	0.3	0.3	0.3
U.K.	0.4	0.5	0.5	0.9	0.6
Germany	1.1	1.0	1.0	1.1	1.8
Netherlands	0.4	0.4	0.4	0.4	0.4
China	1.7	1.5	1.3	1.4	1.6
Japan	0.7	0.7	0.6	0.7	0.8
Others	12.7	11.6	10.4	9.6	10.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:	Numbers may not total due to rounding.

(1)	Includes the in-bond industry on a gross basis.
(2)	Preliminary figures.

Source: Banco de México.

Table No. 51 – Distribution of Mexican Merchandise Imports(1)

	2013	2014	2015	2016	2017(2)
Imports (f.o.b.):
U.S.	45.3%	45.1%	43.8%	42.8%	41.7%
Canada	2.8	2.7	2.6	2.6	2.4
EU	11.4	11.4	11.3	11.5	12.4
Of which:
Spain	1.2	1.3	1.2	1.2	1.3
U.K.	0.7	0.7	0.6	0.6	0.6
Germany	3.9	3.8	3.8	3.9	4.3
Netherlands	0.3	0.3	0.3	0.3	0.4
China	18.0	18.4	19.3	19.5	19.5
Japan	5.0	4.9	4.8	5.0	4.7
Others	17.6	17.6	18.1	18.7	19.3

Total	100.0%	100.0%	100.0%	100.0%	100%

Note:	Numbers may not total due to rounding.

(1)	Includes the in-bond industry on a gross basis.
(2)	Preliminary figures.

Source: Banco de México.

In-bond Industry

The Mexican in-bond industry is comprised of entities that import raw materials and component parts on a duty-free basis and, in turn, export their finished products, with suppliers only paying tariffs on a value-added basis for work done in Mexico. Initially established mostly along the Mexico-U.S. border, in-bond plants now operate in other regions of the country. By expanding production to these other regions, in-bond plants and suppliers have greater access to a larger and more diverse labor pool. This expansion has also provided in-bond plants with greater access to raw materials made available by Mexican suppliers. According to preliminary figures, more than half of the value added by the in-bond industry in 2017 involved the production of auto parts, transportation equipment and electronic products.

The following tables set forth the number of in-bond plants, the number of workers employed at in-bond plants and the revenues from in-bond operations at the end of each period indicated.

Table No. 52 – In-bond Industry

	December 31,
	2013		2014		2015		2016		2017(1)
	(yearly figures and percent change over prior year)
Number of in-bond plants	5,142	0.7%	5,020	(2.4)%	5,006	(0.3)%	5,018	0.2%	5,089	1.4%
Number of workers employed by in-bond plants	2,116,022	6.2%	2,256,652	6.6%	2,357,556	4.5%	2,479,127	5.2%	2,581,487	4.1%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: INEGI.

Table No. 53 – In-bond Industry Revenues(1)

	December 31,
	2013		2014		2015		2016		2017(1)
	(in billions of pesos and percent change over prior year)
Export Sales	Ps. 1,819.4	6.8%	Ps. 2,006.0	10.3%	Ps. 2,311.9	15.3%	Ps. 2,596.9	12.3%	Ps. 2,868.0	10.4%
Domestic Sales	Ps. 1,305.5	4.4%	Ps. 1,379.8	5.7%	Ps. 1,530.0	10.9%	Ps. 1,690.2	10.5%	Ps. 1,898.1	12.3%

Total Revenues	Ps. 3,124.9	5.8%	Ps. 3,385.8	8.4%	Ps. 3,841.9	13.5%	Ps. 4,287.1	11.6%	Ps. 4,766.1	11.2%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: INEGI.

Balance of Payments and International Reserves

The balance of payments is a system of recording all of a country’s economic transactions with the rest of the world over a one-year period. The following table sets forth Mexico’s balance of payments for the periods indicated. Note that these figures were formerly calculated in accordance with the Fifth Edition of the IMF’s Manual on Balance of Payments and have since been updated to conform to the Sixth Edition of the IMF’s Manual on Balance of Payments, as updated in November 2013, thereby also modifying prior year figures.

Table No. 54 – Balance of Payments

	2013		2014		2015		2016		2017(1)
	(in millions of dollars)
Current account(2)	U.S.$	(31,013)	U.S.$	(23,999)	U.S.$	(29,775)	U.S.$	(23,321)	U.S.$	(19,354)
Credits		432,135		453,283		436,348		434,409		477,225
Merchandise exports (f.o.b.)		380,729		397,650		380,976		374,304		409,775
Non-factor services		18,094		21,182		22,903		24,597		27,185
Transport		801		867		1,428		1,598		1,904
Tourism		13,949		16,208		17,734		19,650		21,333
Insurance and pension		2,793		3,554		3,171		2,880		3,300
Financial Services		125		127		138		154		350
Others		425		426		432		315		299
Primary Income		10,792		10,569		7,433		8,252		11,210
Secondary Income		22,520		23,883		25,036		27,257		29,056
Debits		463,147		477,282		466,123		457,730		496,580
Merchandise imports (f.o.b.)		381,638		400,440		395,573		387,369		420,765
Non-factor services		32,150		34,460		32,641		33,479		36,970
Transport		12,704		14,676		12,814		13,203		14,835
Tourism		9,122		9,606		10,098		10,303		10,828
Insurance and pensions		4,835		4,220		4,339		4,256		4,496
Financial Services		1,352		1,430		1,348		1,809		2,173
Others		4,137		4,528		4,043		3,908		4,637
Primary Income		48,364		41,271		37,003		36,152		37,884
Secondary Income		995		1,111		905		730		961
Capital account		2,303		27		(87)		39		150
Credits		2,512		264		207		323		450
Debits		209		237		294		284		300
Financial account		(42,126)		(42,423)		(42,900)		(31,709)		(26,588)
Direct investment		(33,771)		(23,322)		(24,266)		(28,181)		(25,610)
Portfolio investment		(42,717)		(48,566)		(24,997)		(31,224)		(8,148)
Financial derivatives		772		798		(4,618)		(423)		3,950
Other investment		15,802		12,339		26,648		28,255		7,984
Reserve assets		17,789		16,329		(15,667)		(136)		(4,765)
International reserves		13,150		15,482		(18,085)		428		(2,575)
Valuation adjustment		(4,639)		(847)		(2,419)		564		2,190
Errors and omissions		(13,416)		(18,451)		(13,038)		(8,427)		(7,384)

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

Current Account

In every year since 1988, Mexico has registered a deficit in its current account, primarily due to the Government’s liberalization of trade policies that have increased private sector imports. During 2017, Mexico’s current account registered a deficit of U.S.$19.4 billion, as compared to a deficit of U.S.$23.3 billion in 2016. The lower deficit in 2017 in contrast to 2016 mainly reflected a larger non-oil trade balance and the strengthening of global economic activity which contributed to the recovery of Mexico’s manufacturing exports.

Capital Account

Under the Sixth Edition of the IMF’s Manual on Balance of Payments, foreign direct investment, portfolio investment, financial derivatives, other investment and reserve assets, which were previously included in the capital account, are now part of the financial account. Under Mexico’s new system of balance of payment calculation and as set forth in the table above, from 2012 to 2013, Mexico’s capital account, which shows the total debits less credits for capital transfers and non-produced, non-financial assets, registered surpluses, in 2015, Mexico’s capital account registered a deficit, primarily due to fluctuations in credits and debits, and from 2016 to 2017, Mexico’s capital account registered a surplus.

The capital account registered a surplus of U.S.$150 million in 2017, as compared to a surplus of U.S.$39 million in 2016. This increase in the capital account surplus was principally attributable to an increase in credits of 39.4%, accompanied by stable debits.

Financial Account

Mexico’s financial account records investment flows and, together with the capital account, balances the current account after accounting for statistical discrepancies, accounting conventions and exchange rate movements that affect the recorded value of transactions. From 2013 to 2017, Mexico’s financial account registered deficits, as set forth in the table above, primarily due to higher comparative direct and portfolio investments, as compared to other investments and reserve assets.

In 2017, Mexico’s financial account registered inflows of U.S.$26.6 billion, a decrease in inflows from U.S.$31.7 billion in 2016, primarily due to a reduction in portfolio investment as a result of an increase in net financial asset purchases while financial liabilities remained stable.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 55 – International Reserves and Net International Assets

	End-of-Period International Reserves(1)(2)		End-of-Period Net International Assets(3)
	(in millions of dollars)
2013	U.S.$	176,579	U.S.$	178,686
2014		193,045		196,288
2015		176,735		177,629
2016		176,542		178,057
2017		172,802		175,479

(1)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(2)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(3)	“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

Source: Banco de México.

In general, Banco de México’s international reserves have demonstrated a stable trend over the past five years. At December 31, 2017, Banco de México’s international reserves had decreased U.S.$3.7 million from the amount at December 31, 2016, and Banco de México’s net international assets had decreased U.S.$2.6 million from the amount at December 31, 2016. The changes in Banco de México’s international reserves and net international assets are primarily attributable to the fact that, unlike in previous years, PEMEX did not sell dollars to Banco de México in 2017, which reflected the deterioration in the oil trade balance.

Foreign Investment in Mexico

Mexico competes for foreign investment with many other countries, including China and nations in Eastern and Central Europe, but the Government believes that it will be able to maintain continued access to foreign investment because of the increased competitiveness and productivity of Mexico’s economy.

Foreign Investment Policy

Mexico’s Ley de Inversión Extranjera (Foreign Investment Law) established a legal framework designed to encourage foreign investment in Mexico and to place certain limited restrictions on foreign investment in Mexico. For example, the Foreign Investment Law permits foreign investors to own 100% of a Mexican company’s capital stock if certain conditions are satisfied. The Foreign Investment Law also sets forth which economic activities are reserved exclusively for the Government or for Mexican investors. It also delineates certain activities in which foreign investment may not exceed either 10%, 25%, 30% or 49% of the total investment without the approval of the Foreign Investment Commission.

In addition, the Foreign Investment Law allows foreign investors to purchase securities, known as ordinary participation certificates, that have as underlying securities equity securities issued by Mexican companies and traded on the Mexican Stock Exchange that would otherwise be restricted to Mexican investors, provided that certain conditions are satisfied. With the authorization of the Ministry of Economy, Mexican banks may establish investment trusts, with the banks acting as trustees to purchase these restricted equity securities on behalf of foreign investors. These trusts, in turn, issue ordinary participation certificates, which only grant economic rights to their holders, that may be acquired by foreign investors. Any and all voting rights are exercisable only by the trustee.

Foreign Direct Investment in Mexico

From 1999 to 2017, total accumulated foreign direct investment in Mexico, excluding any foreign direct investment not registered with Mexico’s Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry), totaled approximately U.S.$503.3 billion.

The following table sets forth foreign direct investment in Mexico by sector for 2017.

Table No. 56 – Foreign Direct Investment by Sector

Percentage
Agriculture, Livestock, Fishing and Forestry	0.4%
Business Support Services	0.7%
Commerce	9.2%
Construction	10.3%
Educational Services	0.0%
Electricity and Water	3.3%
Financial Services	9.0%
Health Services	0.0%
Manufacturing	45.3%
Mass Media	2.0%
Mining	3.4%
Other Services	0.1%
Professional Services	0.4%
Real Estate and Rental Services	1.4%
Recreational Services	0.6%
Temporary Accommodations	3.0%
Transportation	10.8%

Source: Ministry of Economy.

According to preliminary figures, during 2017, foreign direct investment, including investment in real assets such as land, buildings or plants in Mexico, decreased by 9.1% and foreign portfolio investment, such as purchases of Mexico-based stocks, bonds, commodities or money market instruments, including securities placed abroad, decreased by 19.2%, as compared to 2016. The increase in foreign direct investment was due to an increase of U.S.$402 million in new investments and an increase of U.S.$253 million in reinvested earnings as compared to 2016. The decrease in the foreign portfolio investment was due to a decrease of issuances of debt securities in the international markets.

The following table presents foreign direct investment in Mexico, as contained in the National Foreign Investment Registry by country of origin, and the cumulative totals from January 1, 2013 through December 31, 2017.

Table No. 57 – Foreign Direct Investment(1)

	Foreign Direct Investment in 2017(2)			Cumulative Total 2013-2017(2)
	(in millions of dollars, except percentages)
United States	U.S.$	13,893.7	46.8%	U.S.$	70,253.3	41.0%
Canada		2,705.3	9.1%		13,759.7	8.0%
Spain		2,659.6	9.0%		14,068.0	8.2%
Germany		2,385.8	8.0%		10,221.5	6.0%
Japan		1,641.3	5.5%		9,891.8	5.8%
France		513.4	1.7%		3,966.7	2.3%
United Kingdon		383.9	1.3%		4,553.6	2.7%
Brazil		203.7	0.7%		3,040.6	1.8%
Switzerland		159.6	0.5%		1,579.4	0.9%
Luxembourg		11.3	0.0%		12.1	0.0%
Others		5,137.4	17.3%		40,124.7	23.4%

Total	U.S.$	29,695.0	100.0%	U.S.$	171,471.4	100.0%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Excludes foreign direct investment that has not been registered with the National Foreign Investment Registry.

Source: National Foreign Investment Commission.

Memberships in International Institutions

Mexico is currently a member of the following international institutions: the Caribbean Development Bank, the Central American Bank of Economic Integration, the EBRD, the Global Environmental Facility, the IADB, the IMF, the North American Development Bank, the Special Development Fund, the International Fund for Agricultural Development and the World Bank (including the International Development Association and the International Finance Corporation).

PUBLIC FINANCE

General

Mexico’s annual budget (the Budget) includes revenues and expenditures of the Government, of its ministries and of the budget-controlled agencies. The Budget jointly comprises the Revenue Law and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal (Federal Expenditure Budget, or the Expenditure Budget).

Budget Process

The preparation of the Budget requires the participation and coordination of all Government ministries and agencies. The Ministry of Finance and Public Credit prepares the revenue bill each fiscal year, which sets forth the revenues projected to be received by: (1) the Government; and (2) certain of its agencies and enterprises whose budgets require specific legislative approval during the succeeding fiscal year (budget-controlled agencies). In addition, the various ministries prepare expenditure estimates for their own operations and for all of the budget-controlled agencies under their jurisdiction, using the policy orientation and program guidelines established by the Ministry of Finance and Public Credit. Subsequently, the Ministry of Finance and Public Credit reviews these expenditure requests and prepares the expenditure bill for both the Government and the budget-controlled agencies.

The revenue bill must be presented and passed by both houses of Congress. Upon passage by both houses of Congress, the revenue bill becomes the Revenue Law, which provides ministries and budget-controlled agencies with the requisite authority for collecting taxes and other revenues, as well as for entering into loan agreements.

In contrast, the expenditure bill only requires the approval of the Chamber of Deputies under the Constitution. Upon passage by the Chamber of Deputies, the expenditure bill becomes the Expenditure Budget, which authorizes ministries and budget-controlled agencies to incur expenses during the relevant fiscal year. In addition, the Chamber of Deputies must, through its Auditoría Superior de la Federación (Senior Audit Office), annually review the Cuenta Pública (Public Account), which sets forth the expenditures made by ministries and budget-controlled agencies during the previous fiscal year. Under the Constitution, expenditures may only be made by ministries or budget-controlled agencies if the expenditures are included in the Expenditure Budget or approved under a law subsequently passed by Congress.

Treatment of Public Sector Agencies and Enterprises

The information included in this document regarding the overall public sector budget, revenues and expenditures is prepared on a consolidated basis and includes not only the revenues and expenditures of the Government, its ministries and the budget-controlled agencies but also that of other public sector agencies and enterprises whose budgets are not subject to legislative approval (administratively-controlled agencies). Administratively-controlled agencies include NAFIN and Bancomext, among others. Administratively-controlled agencies’ budgets are subject to Government review and, as with the budget-controlled agencies, the Ministry of Finance and Public Credit must approve all of their external borrowings.

Methods for Reporting Fiscal Balance

Fiscal balance measures a government’s total revenues minus government spending. Mexico reports its fiscal balance using separate methods to calculate: (1) Public Sector Borrowing Requirements and (2) Public Sector Balance.

Mexico calculates Public Sector Borrowing Requirements by subtracting income from those expenses that are distinct from net acquisitions of financial assets and liabilities. This method is used to evaluate fiscal year development and is presented in primary terms, excluding the financial cost of the public sector. This formula covers the federal public sector but excludes Banco de México. During inflationary periods, the formula can be corrected by using the inflationary debt component to evaluate inflation’s impact on the economy.

Public Sector Balance is calculated by subtracting consolidated revenues from those public sector expenditures that are not financial expenditures. Like the Public Sector Borrowing Requirements method, this method is also an indicator to evaluate fiscal year development and is presented in primary terms, excluding the financial cost of the public sector. However, this formula only covers the non-financial public sector. Also like the Public Sector Borrowing Requirements method, during inflationary periods, the formula can be corrected by using the inflationary debt component to evaluate inflation’s impact on the economy.

The following charts set forth, pursuant to the principal reporting methods described above, Mexico’s public sector borrowing requirements and the performance of Mexico’s public sector balance as a percentage of GDP for the years indicated. Figures presented in the following tables and throughout this section have been calculated using GDP figures based on constant 2013 pesos.

Table No. 58 - Public Sector Balance

Source: Ministry of Finance and Public Credit.

Table No. 59 - Public Sector Borrowing Requirements

Source: Ministry of Finance and Public Credit.

Fiscal Policy

The Government’s economic stabilization strategy is focused on the efficient allocation of public expenditures and on increasing revenues in order to reduce the poverty rate and increase employment and the rate of economic growth. In order to better promote economic growth and employment opportunities, the Government’s principal fiscal policy objectives are to reduce the barriers and risks associated with investments in Mexico, improve the ability of Mexican businesses to compete in the global markets and reduce the cost of goods and services for consumers.

To achieve these objectives, the Government has a multi-faceted plan, which includes simplifying the administration of the Mexican tax system and facilitating the consistent application of the various tax laws. Moreover, the Government plans to improve the efficiency of the public sector through enhanced coordination among government entities and through increased transparency in public spending, thereby permitting increased spending on both social development and infrastructure. The Government plans to continue to develop the Mexican equity and debt markets and to consolidate macroeconomic stability through fiscal discipline, the effective use of petroleum resources and the use of transparent and efficient budgetary procedures. The Government also plans to make certain changes to improve the pension system for public sector workers. Finally, it seeks to improve the regulation (or pursue deregulation) of various sectors of the economy, as appropriate, and to institute trade liberalization policies, while promoting public policy and the rule of law.

The Programa Nacional de Financiamiento del Desarrollo 2013-2018 (National Program to Finance Development 2013-2018, or PRONAFIDE), which was approved on December 16, 2013, establishes the Government’s fiscal policy goals. These goals include securing sufficient fiscal resources to strengthen social infrastructure and productivity. To this end, PRONAFIDE has outlined several specific objectives, including the promotion of economic development and macroeconomic stability on a federal and state level, as well as the improvement of the financial system, to generate additional resources and to transform the financial system into a simpler, more progressive and more transparent system through spending efficiency and the facilitation of access to financial services.

A provision of the Federal Law of Budget and Fiscal Accountability (Article 19 Bis, which became effective on January 1, 2016) sets forth the obligation of the Government to use Banco de México’s operational surplus as follows: (1) not less than 70% to pre-pay previously assumed public debt or to reduce the current year’s financing needs; and (2) the remainder to strengthen the Budget Income Stabilization Fund or to acquire assets to improve the Government’s financial position.

To promote greater macroeconomic stability, the Ministry of Finance and Public Credit and Banco de México jointly announced, on February 17, 2016, a preventive adjustment to the expenditures of the Federal Public Administration. This adjustment is concentrated in current expenditure, representing 60% of the total of the adjustment and does not affect security expenditures or the programs of the Secretaría de Desarollo Social (Ministry of Social Development).

On September 30, 2016, the FSB published its analysis of the recent evolution of the external and internal financial environment and updated the risks in the Mexican financial system. The members of the FSB highlighted weak global economic activity and negative revisions to expectations for Mexican economic growth, especially as the outlook for economic growth in the United States decreased. The FSB also stated that the Mexican peso’s volatility was due to various factors, such as the referendum held in the United Kingdom, the uncertainty of the electoral process in the United States and the uncertainty about the standardization process of monetary policy by the Federal Reserve of the United States, among others. The FSB agreed that, to face the international risk environment, countries must strengthen their macroeconomic fundamentals.

On March 30, 2017, the FSB published its analysis of the recent evolution of the external and internal environment and reviewed Mexican economic policy and risks in the Mexican financial system. The FSB stated that it would continue to prioritize fiscal discipline and monetary stability, and noted the advantages of diversifying the Mexican public debt portfolio by tenor, currency and sources of funding. The FSB also highlighted the importance of maintaining a dialogue with the United States government following the November 2016 U.S. elections. For information on a more recent FSB review of the Mexican economy, please see “Recent Developments—Public Finance—Fiscal Policy.”

The Budget

2017 Budget

Mexico’s 2017 Budget consists of the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2017 (Federal Revenue Law for 2017, or the 2017 Revenue Law) and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2017 (Federal Expenditure Budget for 2017, or the 2017 Expenditure Budget).

The 2017 Revenue Law contemplated Ps. 4,360.9 billion in revenues for the consolidated public sector, and the 2017 Expenditure Budget provided for a total of Ps. 4,888.9 billion in expenditures.

The revenues and expenditures for the consolidated public sector in 2017 were Ps. 4,947.6 billion and Ps. 5,182.6 billion, respectively.

In 2017, the executive branch, acting through the Ministry of Finance and Public Credit, did not approve any additional expenditures above those adopted by the 2017 Expenditure Budget pursuant to its authority under the Federal Law for Budget and Fiscal Accountability. The difference between actual expenditures for 2017 and expenditures contemplated by the 2017 Expenditure Budget was Ps. 293.7 billion, or 6.0% higher than estimated expenditures contemplated by the 2017 Expenditure Budget. The excess expenditures were covered by surplus revenues of Ps. 586.7 billion, so the net expenditures for 2017 were consistent with the 2017 Budget.

2018 Budget

On September 8, 2017, the President submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2018 (Federal Revenue Law for 2018, or the 2018 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2018 (Federal Expenditure Budget for 2018, or the 2018 Expenditure Budget, and together with the 2018 Revenue Law, the 2018 Budget) to the Congress for its approval. The 2018 Revenue Law was approved by the Chamber of Deputies on October 19, 2017, and by the Senate on October 27, 2017. The 2018 Revenue Law was published in the Official Gazette of the Federation on November 15, 2017. The 2018 Expenditure Budget was approved by the Chamber of Deputies on November 9, 2017, and was published in the Official Gazette of the Federation on November 29, 2017.

The 2018 Budget provides for a public sector budget balance of 0.0% of GDP, excluding investment in projects of high economic and social impact, and a public sector budget deficit of 2.0% of GDP, including investment in projects of high economic and social impact. The 2018 Revenue Law contemplates public sector budgetary revenues totaling Ps. 4,778.3 billion, a 9.6% increase in real terms as compared to public sector budgetary revenues estimated for the 2017 Revenue Law. The 2018 Revenue Law estimates are based on an estimated volume of oil exports of 888 million barrels per day. Oil revenues are estimated at Ps. 880.1 billion in nominal pesos, an 11.8% increase in real terms as compared to the amount for the 2017 Revenue Law. In addition, approved non-oil revenues are Ps. 3,898.2 billion, a 9.1% increase as compared to the amount for the 2017 Revenue Law. Finally, projected non-oil tax revenues also increased by 8.0% in real terms as compared to the amount approved for the 2017 Revenue Law.

The 2018 Expenditure Budget provides for a total of Ps. 4,887.7 billion in expenditures (excluding estimated physical investment expenditures by PEMEX totaling Ps. 391.9 billion), an 8.7% increase in real terms as compared to the amount approved in the 2017 Expenditure Budget. Selected estimated budget expenditures are set forth in the table below.

Table No. 60 – Selected Budgetary Expenditures; 2018 Expenditure Budget

	2013 Actual	2014 Actual	2015 Actual	2016 Actual	2017 Actual(1)	2018 Budget(2)
	(in billions of nominal pesos)
Health	116.8	114.3	121.2	121.8	121.8	122.6
Education	285.2	308.7	323.1	301.5	267.7	281.0
Housing and community development	21.4	25.8	29.2	26.0	16.0	16.8
Government debt servicing	270.3	291.8	322.2	370.1	416.3	473.1
CFE and PEMEX debt servicing	44.3	54.1	86.1	102.9	120.4	136.2

(1)	Preliminary figures.
(2)	2017 Budget and 2018 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2017 and 2018, respectively. These figures do not reflect actual results or updated estimates of Mexico’s economic results for either year.

Source: Ministry of Finance and Public Credit.

If certain conditions are met, the Federal Law for Budget and Fiscal Accountability authorizes the executive branch, acting through the Ministry of Finance and Public Credit, to approve additional expenditures above those adopted by the 2018 Expenditure Budget. Those expenditures could be approved if the budgetary balance is not negatively affected and if they would not increase a budgetary deficit.

The 2018 Budget authorizes the Government to incur net domestic debt in the amount of Ps. 470.0 billion in nominal pesos, or 2.6% of GDP. The 2018 Budget also authorizes the Government to incur an additional U.S.$5.5 billion in external indebtedness, which includes financing from international financial organizations.

The table below sets forth the budgetary results for 2013-2017. It also sets forth certain assumptions and targets from Mexico’s 2018 Budget.

Table No. 61 – Budgetary Results; 2018 Budget Assumptions and Targets

	2013 Actual		2014 Actual		2015 Actual		2016 Actual		2017 Actual(1)		2018 Budget(2)
Real GDP growth (%)		1.4%		2.8%		3.3%		2.9%		2.0%	2.0-3.0%
Increase in the national consumer price index (%)		4.0%		4.1%		2.1%		3.4%		6.8%	3.0%
Average export price of Mexican oil mix (U.S.$/barrel)	U.S.$	98.44	U.S.$	85.48	U.S.$	43.12	U.S.$	35.65	U.S.$	46.73 (3)	U.S.$ 48.50 (3)
Average exchange rate (Ps./$1.00)		12.8		13.3		15.9		18.7		18.9	18.1
Average rate on 28-day Cetes (%)		3.8%		3.0%		3.0%		4.2%		6.7%	7.0%
Public sector balance as % of GDP(4)		(2.3)%		(3.1)%		(3.4)%		(2.5)%		(1.1)%	0.0%
Primary balance as % of GDP(4)		(0.4)%		(1.1)%		(1.2)%		(0.1)%		1.4%	0.9%
Current account deficit as % of GDP		(2.4)%		(1.8)%		(2.5)%		(2.2)%		(1.7)%	(1.8)%

(1)	Preliminary figures.
(2)	2018 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2018 and in the Economic Program for 2018. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2018 economic results.
(3)	The Government entered into hedging agreements to protect against the effects of a potential change in oil prices with respect to the level that was assumed in the 2018 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2018 Budget.
(4)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law and the recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General.”

Source: Ministry of Finance and Public Credit.

For more information on inflation, see “Financial System—Monetary Policy, Inflation and Interest Rates.”

Revenues and Expenditures

General

The following table sets forth revenues and expenditures, as well as total borrowing requirements for the consolidated public sector in constant 2013 pesos for the fiscal years 2013-2017. It also sets forth the assumptions and targets underlying Mexico’s 2018 Budget.

Table No. 62 – Selected Public Finance Indicators

	2013 Actual(1)		2014 Actual(1)		2015 Actual(1)		2016 Actual(1)		2017 Actual(1)		2018 Budget(2)
	Ps.	% of GDP(1)	Ps.	% of GDP(1)	Ps.	% of GDP(1)	Ps.	% of GDP(1)	Ps.	% of GDP(1)	Ps.

Budgetary revenues	3,800.4	23.3%	3,983.1	22.8%	4,267.0	23.0%	4,845.5	24.1%	4,947.6	22.7%	4,778.3

Federal Government	2,703.6	16.6	2.888.1	16.5	3,180.1	17.2	3,571.3	17.8	3,838.1	17.6	3,584.9

Public enterprises and agencies	1,096.8	6.7	1,095.0	6.3	1,086.9	5.9	1,274.2	6.3	1,109.5	5.1	1,193.4

Budgetary expenditures	4,178.3	25.7	4,528.0	25.9	4,892.9	26.4	5,347.8	26.6	5,182.6	23.8	5,245.0

Budgetary primary expenditures (excluding interest payments)	3,863.8	23.7	4,182.1	23.9	4,484.6	24.2	4,874.7	24.3	4,649.5	21.4	4,597.5

Programmable	3,316.6	20.4	3,577.8	20.5	3,826.6	20.6	4,159.3	20.7	3,857.1	17.7	3,768.5

Non-programmable	547.2	3.4	604.3	3.5	658.0	3.5	715.4	3.6	792.4	3.6	829.0

Interest payments (budgetary sector)	314.6	1.9	346.0	2.0	408.3	2.2	473.0	2.4	533.1	2.4	647.5

Budgetary primary balance (1-2(a))	(63.4)	(0.4)	(199.0)	(1.1)	(217.6)	(1.2)	(29.2)	(0.1)	298.1	1.4	180.8

Non-budgetary primary balance	3.1	0.0	7.2	0.0	(0.9)	0.0	4.2	0.0	6.7	0.0	0.5

Total interest payments (budgetary and non-budgetary)	314.8	1.9	346.3	2.0	408.4	2.2	473.2	2.4	533.3	2.5	648.0

Statistical discrepancy	0.8	0.0	(4.9)	(0.0)	(10.7)	(0.1)	(5.6)	0.0	(9.9)	0.0	0.0

Public sector balance (on a cash basis)	(374.2)	(2.3)	(543.1)	(3.1)	(637.7)	(3.4)	(503.8)	(2.5)	(238.5)	(1.1)	(466.7)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	2018 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2018 and in the Economic Program for 2018. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2018 economic results. Budgetary estimates were converted into constant pesos using the GDP deflator for 2018 estimated as of December 2017.
(3)	Constant pesos with purchasing power as of December 31, 2013.

Source: Ministry of Finance and Public Credit.

Revenues

i.	Budgetary Revenues

Public sector budgetary revenues have decreased as a percentage of GDP over the past five years, from 23.3% of GDP in 2013 to 22.7% of GDP in 2017. Public sector budgetary revenues have increased by 2.1% in nominal terms during 2017, as compared to 2016.

According to preliminary figures, public sector budgetary revenues increased by 2.1% in nominal terms during 2017, as compared to 2016. Crude oil revenues increased by 4.6% while the average export price of Mexican oil mix increased by 31.1%. Non-oil tax revenues increased by 5.1% and non-oil, non-tax revenues decreased by 0.3%. Non-tax PEMEX revenues, as a percentage of total public sector budgetary revenues, decreased by 2.0% to 7.9%, as compared to 2016. The following table presents the composition of public sector budgetary revenues for the fiscal years 2013 through 2017 in current pesos.

Table No. 63 – Public Sector Budgetary Revenues

	2013	2014	2015	2016	2017	2018 Budget(1)
	(in billions of pesos)(2)
Budgetary revenues	3,800.4	3,983.1	4,267.0	4,845.5	4,947.6	4,778.3
Federal Government	2,703.6	2,888.1	3,180.1	3,571.3	3,837.1	3,584.9
Taxes	1,561.8	1,807.8	2,366.5	2,716.2	2,849.5	2,957.5
Income tax	946.7	959.8	1,222.5	1,420.7	1,565.9	1,564.3
Value-added tax	556.8	667.1	707.2	791.7	816.1	876.9
Excise taxes	(7.4)	111.6	354.3	411.4	367.8	421.8
Import duties	29.3	33.9	44.1	50.6	52.3	47.3
Export duties	0.6	0.8	1.1	0.4	0.0	0.0
Luxury goods and services	0.0	0.0	0.0	0.0	0.0	0.0
Other	76.3	35.3	38.4	41.9	43.1	42.4
Non-tax revenue	1,141.8	1,080.2	813.6	855.1	988.5	627.5
Fees and tolls	905.7	825.4	58.6	55.6	61.3	46.4
Transfers from the Mexican Petroleum Fund for Stabilization and Development(3)	—	—	398.8	307.9	442.9	456.8
Rents, interest and proceeds of assets sales	0.0	0.0	0.0	0.0	0.0	0.0
Fines and surcharges	228.1	249.3	350.7	483.8	476.5	117.8
Other	8.1	5.6	5.5	7.8	7.9	6.5
Public enterprises and agencies	1,096.8	1,095.0	1,086.9	1,274.2	1,109.5	1,193.4
PEMEX	482.9	440.7	429.0	481.0	389.8	423.3
Others	613.9	654.2	657.9	793.2	719.7	770.0

Note: Numbers may not total due to rounding.

(1)	2018 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2018 and in the Economic Program for 2018. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2018 economic results. Budgetary estimates for 2018 were converted into constant pesos using the GDP deflator for 2017, estimated as of December 2017.
(2)	Current pesos.
(3)	No data available prior to 2015. The Mexican Petroleum Fund for Stabilization and Development was created pursuant to the 2013 energy reform.

Source: Ministry of Finance and Public Credit.

In accordance with the Government’s policy of securing oil revenues against reductions in the average price of the Mexican oil mix export, on August 29, 2016, the Ministry of Finance and Public Credit announced its oil price hedge program for 2017. These measures, which include the purchase of put options at certain prices and additional coverage from the Fondo de Estabilización de los Ingresos Presupuestarios (Oil Stabilization Fund), cover a price of U.S.$42 dollars per barrel. These measures were aimed at ensuring Mexico’s macroeconomic stability and protecting public finances against adverse changes in the international economic environment.

ii.	Taxation and Tax Revenues

Mexico’s federal tax structure includes both direct taxation, mostly in the form of income taxes, and indirect taxation, mostly in the form of an Impuesto al Valor Agregado (value-added tax, or VAT) and excise taxes, such as the Impuesto Especial de Productos y Servicios (Special Tax on Production and Services, or IEPS). Mexico’s VAT is imposed at a fixed rate of 16%. The VAT is passed through the manufacturing and distribution chain and is passed along as part of the purchase price to the consumer.

Income is taxed at both the individual and corporate level. The individual income tax is levied at progressive rates. Pursuant to the 2014 fiscal reform, individual income tax is assessed in relation to annual income. The corporate income tax for 2014 was 30% pursuant to Article 9 of the Income Tax Law.

Mexico also imposes withholding taxes for certain qualified interest payments. Withholding taxes from interest payments made by Mexican companies to non-residents of Mexico are generally imposed at a rate of 30%. Withholding taxes on interest payments made to a foreign financial institution are imposed at a rate of 4.9%, provided the financial institution is a resident of a country that is party to a bilateral tax treaty with Mexico for the avoidance of double taxation, among other requirements. If those requirements are not met by a financial institution, the applicable withholding rate is 10%. A 15% withholding rate is imposed on the interest portion of payments made on financial leases.

Each of the states in Mexico also applies a tax on salaries that ranges from 1% to 3%. In addition, employers must contribute an amount equivalent to 5% of payroll to a housing fund and 2% of payroll to an employee retirement fund. A transfer tax applies to the transfer of real estate at rates that range between 2% and 5% of the value of the property. A cash deposit tax, which was formerly assessed at a rate of 3% and applied to the amount of any cash deposits made in a taxpayer’s bank that exceed Ps. 15,000 per month, was eliminated pursuant to the 2014 financial reform.

In order to coordinate the taxation of multinational companies to avoid double taxation and to provide greater legal certainty to taxpayers, on October 14, 2016, the SAT and the IRS agreed on a new standard methodology for assessing income tax transfer prices in the maquila industry. Companies wishing to take advantage of this standard transfer price assessment methodology must opt in.

A decree of January 18, 2017 grants tax incentives to encourage the repatriation of capital held abroad for a period of six months. During the six month period, approximately Ps. 58 billion was transferred into Mexico. On July 17, 2017, a decree was published in the Official Gazette of the Federation providing for a three-month extension of this program.

For nearly three decades, Mexico has negotiated bilateral tax treaties with over ninety-two countries to avoid double taxation. On June 7, 2017, the Vice Minister of Revenue signed, on behalf of the Government, the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting. The Convention’s member states agreed to modify their existing double taxation agreements to allow for the rapid implementation of the tax treaty measures developed as part of the Base Erosion and Profit Shifting Project, a framework covering over 100 countries and jurisdictions that aims to curb tax planning strategies that take advantage of gaps in tax rules.

On October 14, 2017, the parties of the Pacific Alliance signed the Convention to Approve the Tax Treatment provided for in the Agreements to Avoid Double Taxation (the Double Taxation Convention). The Double Taxation Convention aims to encourage investors to participate in the capital markets of the region and provide access to more investment alternatives. Because pension funds are recognized as residents by the Double Taxation Convention, they will be covered under existing bilateral agreements to avoid double taxation. The Double Taxation Convention also establishes a cap of 10% on the income tax applicable to any capital gains generated by investments of such pension funds in any of the jurisdictions that make up the Pacific Alliance.

On November 30, 2017, price controls on gasoline and diesel were liberalized to allow prices to be determined in accordance with market forces throughout the country, and the Ministry of Finance and Public Credit stopped publishing daily maximum fuel prices, which it had published since February 18, 2017. For the rest of 2017 and for 2018, the IEPS will continue to mitigate the variation in reference fuel prices and the exchange rate through a weekly stimulus. To this end, on November 29, 2017 the Ministry of Finance published an adaptation to the methodology to calculate the stimulus offered through the IEPS to achieve consistency with the prices released. These changes do not change the calculation mechanics of the weekly stimulus to the IEPS.

A presidential decree was published on November 29, 2017, that aimed to extend through 2018 the validity of both the general stimulus and the stimulus on the northern border for taxpayers importing and dispensing gasoline, diesel and non-fossil fuels and for permit holders allowed by the Energy Regulatory Commission to sell petroleum to the public in service stations located in the border strip between Mexico and the U.S. The stimulus to the northern border has allowed partial harmonization of petroleum prices in that area with those of neighboring cities in the United States.

The SAT reported that tax revenues for 2017 amounted to Ps. 2,849.5 billion, surpassing the amount contemplated in the 2017 Revenue Law by Ps. 110.1 billion, or 4.0%.

The following graph illustrates the composition of tax revenues in 2013 and in 2017.

Table No. 64 - Composition of Tax Revenues 2013 vs. 2017

Source: Ministry of Finance and Public Credit.

Local governments are permitted to impose taxes on lodging services and the possession of vehicles (in addition to the federal taxes on the first item). Moreover, local governments are able to require retail commercial establishments that sell alcoholic beverages to purchase local licenses. Finally, a percentage of excise tax collections is directly allocated to the states.

There are currently four federal income tax brackets for individuals: (1) a 30% tax rate applies to individuals with annual incomes up to Ps. 750,000; (2) a 32% tax rate applies to individuals with annual incomes between Ps. 750,000 and Ps. 1.0 million; (3) a 34% tax rate applies to individuals with annual incomes between Ps. 1.0 million and Ps. 3.0 million; and (4) a 35% tax rate applies to individuals with annual incomes of more than Ps. 3.0 million.

Expenditures

According to preliminary figures, budgetary expenditures during 2017 decreased as follows, each in nominal terms and as compared to 2016: (1) net public sector budgetary expenditures decreased by 3.1%; (2) net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) decreased by 5.0%; (3) net paid programmable budgetary expenditures decreased by 7.3%; (4) net paid non-programmable budgetary expenditures increased by 11.5%; (5) the financial cost of public sector debt increased by 12.7%; and (6) public sector expenditures on economic and social development decreased by 23.8% and 1.5%, respectively.

The following table shows the composition of public sector budgetary expenditures for the fiscal years 2013-2017, as well as the projected expenditures set forth in the 2018 Budget. This table also includes the budgetary expenditures of various public agencies such as PEMEX, CFE, IMSS and ISSSTE.

Table No. 65 – Public Sector Budgetary Expenditures

	2013	2014	2015	2016	2017(1)	2018 Budget(1)(2)
	(in billions of current pesos)
Budgetary expenditures	4,178.3	4,528.0	4,892.9	5,347.8	5,177.6	5,245.0
Current expenditures	3,302.5	3,632.3	3,956.9	4,165.8	4,384.8	4,635.8
Salaries	589.1	633.6	679.7	704.6	744.7	825.8
Federal Government	229.4	245.4	267.4	275.5	302.2	345.6
Public agencies	359.6	388.3	412.3	429.1	442.6	480.2
PEMEX	113.8	122.9	132.3	135.3	136.6	157.1
CFE	70.7	79.4	84.2	87.8	90.0	95.5
IMSS	142.5	152.2	160.6	168.3	177.1	188.1
ISSSTE	32.6	33.8	35.2	37.6	38.8	39.5
Interest	314.6	346.0	408.3	473.0	533.4	647.5
Federal Government	270.3	291.8	322.2	370.1	409.9	511.3
Public agencies	44.3	54.1	86.1	102.9	123.5	136.2
PEMEX	32.6	42.7	72.6	86.9	101.3	110.8
CFE	11.7	11.5	13.5	16.0	22.2	25.4
IMSS	0.0	0.0	0.0	0.0	0.0	0.0
ISSSTE	0.0	0.0	0.0	0.0	0.0	0.0
Current transfers, net	992.5	1,109.5	1,190.0	1,220.9	1,163.2	1,162.8
Total	1,367.8	1,514.3	1,636.1	1,741.5	1,765.7	1,801.9
To public sector	375.3	404.8	446.1	520.7	602.4	639.1
States’ revenue sharing	532.5	584.9	629.1	693.8	772.1	811.9
Acquisitions	270.4	239.8	230.3	240.8	302.0	294.1
Federal Government	18.4	19.9	23.6	23.9	23.7	19.8
Public agencies	252.0	219.8	206.8	216.9	278.3	274.3
PEMEX	8.8	7.9	8.1	7.4	6.2	4.2
CFE	183.1	151.5	131.1	142.9	201.4	191.9
IMSS	44.9	48.0	52.1	52.2	55.1	61.4
ISSSTE	15.2	12.4	15.5	14.3	15.5	16.7
Other current expenditures	603.4	718.5	819.5	832.7	869.4	893.6
Federal Government	149.8	194.7	230.7	203.1	198.9	165.6
Public agencies	453.6	523.9	588.8	629.6	670.5	728.0
PEMEX	33.7	45.1	59.6	56.2	46.5	26.0
CFE	36.7	45.2	49.6	50.7	40.0	56.0
IMSS	246.6	277.7	305.7	330.7	374.4	421.2
ISSSTE	136.6	156.0	173.8	192.0	209.7	224.8
Capital expenditures	875.8	895.7	936.0	1,182.0	792.8	643.9
Federal Government	502.5	495.7	591.3	844.3	562.6	385.0
Public agencies	373.3	400.0	344.7	337.7	230.3	258.9
PEMEX	331.3	356.9	303.4	296.8	193.2	204.6
CFE	33.8	40.3	36.9	35.9	33.2	44.3
IMSS	3.2	2.5	3.1	5.1	5.5	8.5
ISSSTE	4.9	0.4	1.3	0.0	(1.6)	1.6
Payments due in previous years	—	—	—	—	—	(34.7)

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	2018 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2018 and in the Economic Program for 2018. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2018 economic results. Budgetary estimates were converted into constant pesos using the GDP deflator for 2018 estimated as of December 2017.

Source: Ministry of Finance and Public Credit.

During 2017, spending on social development programs, such as education, public health and social security, reached a total of Ps. 2,274.0 billion (accounting for 59.0% of total programmable expenditures) while spending on economic development reached a total of Ps. 1,072.6 billion (accounting for 27.8% of total programmable expenditures). According to preliminary figures, expenditures for agriculture, forests, fishing and hunting totaled Ps. 71.1 billion in nominal pesos, as compared to Ps. 90.8 billion in 2016. Expenditures for residential and community development totaled Ps. 204.3 billion in nominal pesos, as compared to Ps. 323.9 billion in 2016.

The Government has created several stabilization funds that aim to reduce the volatility in its revenues. As of December 31, 2017, the Fondo de Estabilización de los Ingresos Presupuestarios (Budgetary Revenues Stabilization Fund) totaled Ps. 125.1 billion, the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 16.5 billion while the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (Infrastructure Investment Stabilization Fund of Petróleos Mexicanos) and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) did not have any remaining funds.

Health and Labor, Education and Other Social Welfare Expenditures

The Government administers the majority of the country’s social service and welfare programs. The Government directly funds social service programs, primarily from current revenues, and also transfers funds to social service agencies with separate sources of income. According to preliminary figures, the principal social welfare expenditures of the Government in 2017 were used on health, social security and education.

i.	Health and Labor

The Government spent Ps. 543.2 billion in nominal pesos (or 14.1% of programmable expenditures) in the health and labor sector in 2017. The principal social security institutions are the IMSS, the ISSSTE and the Lotería Nacional para la Asistencia Pública (National Lottery for Public Assistance). Programs provided by these entities include medical and hospital-related services, health and maternity insurance and preventive health services. The Government coordinates the activities of various public agencies and organizes a national system of health services in order to provide these services to a larger portion of the population.

ii.	Education

The Government devotes a significant share of its resources to education and vocational training. In 2017, the Government spent Ps. 686.5 billion in nominal pesos (or 17.8% of programmable expenditures) on education. The Government’s immediate goals include providing elementary and secondary education to all Mexican children and providing increased technical training tailored to the changing demands of the Mexican economy. According to the UNESCO Institute for Statistics, published by the World Bank, approximately 94.6% of the Mexican population that is fifteen years of age or older was literate in 2015.

The structure of the Mexican educational system is based on the concept of “educational federalism,” with the underlying premise that it is the responsibility of each state to provide for the education of its population.

A constitutional reform of education went into effect on February 27, 2013. This reform is intended to improve the public educational system of Mexico and provides federal funding for extended learning hours and the improvement of school-related infrastructure. For more information about this reform, see “The Economy—Principal Sectors of the Economy—Education.”

iii.	Other

The Government established INFONAVIT in 1972 in order to both improve living conditions for Mexico’s low-income population and provide access to property and housing loans. INFONAVIT is supported by contributions from all Mexican employers, which correspond to approximately 5% of all paid salaries. In 2017, INFONAVIT granted approximately 533,792 loans for the funding of housing purchases, construction and repairs, as compared to the approximately 452,208 loans provided in 2016. For further information regarding INFONAVIT, see “The Economy—Employment and Labor.”

Government Agencies and Enterprises

The following table shows, for each principal Governmental agency or enterprise outside of the financial sector, its principal business, its percentage of Government ownership, its size (based on total assets at its latest fiscal year end) and its net contribution or expense to the public sector primary balance. The Government has not guaranteed any outstanding indebtedness of these entities.

Table No. 66 – Principal Government Agencies, Productive State-Owned Companies and Enterprises at December 31, 2017(1)

Agency/Enterprise	Principal Business	% of Government Ownership	Total Assets		Contribution or Expense to Primary Balance(2)

PEMEX	Production, refining and distribution of crude oil and derivatives	100%	U.S.$	108,427.7	U.S.$	(863.9)
CFE	Production and sale of electricity	100		80,060.4		2,767.0
Federal Roads and Bridges(3)	Administration of toll highways	100		207.2		12.1 (1)
Airports and Auxiliary Services(3)	Airport services	100		806.7		(34.0)

(1)	Financial data is calculated herein in accordance with Mexican financial reporting standards applicable to public sector entities, which differ in material respects from U.S. GAAP and IFRS. Accordingly, data may not be comparable with financial data calculated in accordance with Mexican financial reporting standards presented elsewhere herein.
(2)	Surplus after Government transfers, less interest payments.
(3)	Primary surplus before transfers to the Treasury of the Federation.

Source: Ministry of Finance and Public Credit.

PUBLIC DEBT

General

All public debt borrowings are authorized or contracted pursuant to Mexico’s Ley Federal de Deuda Pública (Federal Law of Public Debt) or other specific laws (as in the case of productive state-owned companies).

Under the Federal Law of Public Debt, public borrowing programs contained in the Revenue Law must be submitted annually to Congress for approval. Once this approval is obtained, the executive branch, through the Ministry of Finance and Public Credit, creates a financing program within the parameters of the Congressional approval.

The Federal Law of Public Debt also requires that the President: (1) inform Congress annually of the status of the indebtedness of the Government and budget-controlled agencies when presenting the annual Public Account and when proposing the Revenue Law; and (2) report the status of such indebtedness to Congress on a quarterly basis. See “Public Finance—General—Budget Process.”

The Federal Law of Public Debt specifies that Government ministries may only incur debt through the Ministry of Finance and Public Credit. However, budget-controlled and administratively-controlled agencies may incur external indebtedness after obtaining the authorization of the Ministry of Finance and Public Credit. Pursuant to the energy reform secondary legislation of August 2014, PEMEX and CFE no longer need to obtain the authorization of the Ministry of Finance and Public Credit in order to incur external indebtedness, but may not incur debt in excess of the ceiling set forth in the applicable Revenue Law. See “The Economy—Principal Sectors of the Economy—Petroleum and Petrochemicals” and “The Economy—Principal Sectors of the Economy—Electric Power” for further discussion of the energy reform.

Public Debt Classification

Mexico uses three measures to classify its public debt: (1) Historical Balance of Public Sector Borrowing Requirements, (2) public sector debt and (3) Government debt.

The Historical Balance of Public Sector Borrowing Requirements is the broadest measure and captures net internal and external indebtedness incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes the budgetary public sector debt and obligations of IPAB, of FONADIN, associated with PIDIREGAS and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

“Public sector debt” is the next broadest measure and refers to any short-term debt incurred by the public sector and any long-term debt incurred by: (1) the Government; (2) productive state-owned companies; (3) budget-controlled agencies; and (4) administratively-controlled agencies. Public sector debt does not include any private sector debt guaranteed by the Government, unless and until the Government is called upon to make a payment under any such guaranty. Public sector debt can be classified as either internal or external. “Internal public sector debt” includes the internal portion of indebtedness incurred directly by the Government, Development Banks and other public entities. “External public sector debt” consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget-controlled agencies and productive state-owned companies, the external long-term indebtedness incurred directly or guaranteed by administratively-controlled agencies (including, but not limited to, national development banks) and the short-term external debt of the public sector. External public sector debt does not include, among other things, repurchase obligations of Banco de México with the IMF (none of which were outstanding as of December 31, 2017). See “Financial System—Banking Supervision” and footnotes 1 and 2 of Tables No. 67 through 73 below.

“Government debt” is the narrowest measure of Mexico’s public debt and is comprised of indebtedness incurred directly by the Government and the assets of the Retirement Savings System Fund. Like public sector debt, Government debt can be classified as either internal or external. “Internal Government debt” includes the internal portion of Government debt and is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions). Internal Government debt does not include any debt allocated to Banco de México for its use in Regulación Monetaria. It also does not include IPAB debt or the debt of budget-controlled or administratively—controlled agencies. As of December 31, 2017, all of the internal Government debt was denominated in pesos or UDIs and was payable in pesos. “External Government debt” includes the external portion of Government debt.

For the purposes of this Public Debt section, “long-term debt” refers to all debt with maturities of one year or more from the issuance date, while “short-term debt” is defined as all debt with maturities of less than one year from the issuance date. Except for Historical Balance of Public Sector Borrowing Requirements, which contemplates both internal and external indebtedness, public sector debt and Government debt are presented in this section in internal and external debt categories.

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at the dates indicated:

Table No. 67 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At December 31,
	2013	2014	2015	2016	2017
Historical Balance of Public Sector Borrowing Requirements(2)	40.0%	42.6%	46.6%	48.7%	46.0%

(1)	Percentage of GDP is calculated using the estimated annual GDP for 2018 published by the Ministry of Finance and Public Credit in March 2018.
(2)	Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes obligations due minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of Public Sector Borrowing Requirements. The Historical Balance of Public Sector Borrowing Requirements includes the budgetary public sector net debt and net obligations of IPAB, of the Fondo Nacional de Infraestructura (National Infrastructure Fund, or FONADIN), associated with PIDIREGAS and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

At December 31, 2017, the Historical Balance of Public Sector Borrowing Requirements represented 46.0% of GDP, a decrease of 2.7 percentage points from the end of 2016.

Internal Debt

Internal Public Sector Debt

The 2017 Budget contemplates issuances of internal debt by public sector entities, such as Pemex and CFE, which are authorized to incur net internal debt of up to Ps. 28 billion and Ps. 10 billion, respectively.

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated:

Table No. 68 – Gross and Net Internal Debt of the Public Sector

	At December 31,
	2013	2014	2015	2016	2017
Gross Debt	Ps. 4,408.9	Ps. 5,049.5	Ps. 5,639.5	Ps. 6,182.3	Ps. 6,448.5
By Term
Long-term	3,921.6	4,518.2	5,123.6	5,552.5	5,903.2
Short-term	487.3	531.3	515.9	629.7	545.3
By User
Federal Government	4,063.2	4,546.6	5,074.0	5,620.3	5,920.2
State Productive Enterprise (PEMEX and CFE)	267.3	396.4	447.3	431.2	381.6
Development Banks	78.4	106.5	118.2	130.7	146.8
Financial Assets	178.0	245.3	259.6	172.8	163.8

Total Net Debt	Ps. 4,230.9	Ps. 4,804.3	Ps. 5,379.9	Ps. 6,009.4	Ps. 6,284.7

Gross Internal Debt/GDP	27.1%	28.9%	30.4%	30.7%	29.6%
Net Internal Debt/GDP(1)	26.0%	27.5%	29.0%	29.9%	28.9%

(1)	“Net internal debt” represents the internal debt directly incurred by the Government at the end of the period indicated, including Banco de México’s General Account Balance and the assets of the Retirement Savings System Fund. It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria. This is because Banco de México’s sales of debt pursuant to Regulación Monetaria does not increase the Government’s overall level of internal debt; Banco de México must reimburse the Government for any allocated debt that Banco de México sells in the secondary market and that is presented to the Government for payment. However, if Banco de México carries out a high volume of sales of allocated debt in the secondary market, this can result in the Government’s outstanding internal debt being higher than its outstanding net internal debt.

As of December 31, 2017, the net internal debt of the public sector totaled Ps. 6,284.7 billion, a 4.6% increase in nominal terms as compared to the net internal debt of the public sector outstanding at December 31, 2016. The gross internal debt of the public sector totaled Ps. 6,448.5 billion, a 4.3% increase in nominal terms as compared to the gross internal debt of the public sector outstanding at December 31, 2016.

Internal Government Debt

Over the last two decades, the Government has actively sought to increase its average debt maturity date. Accordingly, the Government has issued new debt instruments bearing longer maturities. In doing so, the Government hopes to mitigate any risk associated with the refinancing of its internal Government debt. This practice has had the effect of establishing a long-dated benchmark yield curve. These issuances have also encouraged long-term investments in the following areas: (1) fixed-rate contracts; (2) peso-denominated securities of Mexican companies; (3) Mexican financial hedging products; and (4) long-term investment projects financed by long-term savings.

As a result of this policy, the average maturity of internal Government debt increased from 7.9 years as of December 31, 2013 to 8.1 years as of December 31, 2017.

The Government also retains flexibility in managing the average maturity of its debt in order to better stabilize domestic financial markets.

With respect to its internal Government debt, the Government currently offers the following types of securities: (1) 28-day, 91-day, 182-day and 364-day Cetes; (2) three-year, ten-year and thirty-year UDI-denominated bonds; (3) three-year, five-year, ten-year, twenty-year and thirty-year fixed-rate peso-denominated bonds; and (4) five-year floating rate notes.

On October 28, 2016, the Comisión Federal de Competencia Económica (Federal Commission for Economic Competition) launched an investigation, still ongoing, into possible collusion to manipulate prices, impose restrictions on the supply or demand, allocate the market or exchange information in the financial intermediation of debt securities issued by the Mexican government.

The 2017 Budget contemplated a budget deficit of approximately 0.1% of GDP (excluding investment projects with high social and economic impact). In order to finance this deficit, the 2017 Budget permitted the Government to issue new internal debt up to Ps. 495 billion.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated:

Table No. 69 – Gross and Net Internal Debt of the Government(1)

	At December 31,
	2013		2014		2015		2016		2017
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 3,734.1	91.9%	Ps. 4,223.3	92.9%	Ps. 4,701.2	92.7%	Ps. 4,915.3	87.5%	Ps. 5,326.0	90.0%
Cetes	635.6	15.6	678.7	14.9	655.8	12.9	634.7	11.3	701.6	11.9
Floating Rate Bonds	216.6	5.3	232.6	5.1	296.5	5.8	397.9	7.1	471.3	8.0
Inflation-Linked Bonds	888.7	21.9	1,011.1	22.2	1,196.6	23.6	1,223.5	21.8	1,397.7	23.6
Fixed Rate Bonds	1,989.6	49.0	2,295.8	50.5	2,546.2	50.2	2,652.1	47.2	2,747.9	46.4
STRIPS of Udibonos	3.6	0.1	5.1	0.1	6.1	0.1	7.2	0.1	7.6	0.1
Other(2)	329.1	8.1	323.3	7.1	372.8	7.3	705.0	12.5	594.1	10.0

Total Gross Debt	Ps. 4,063.2	100.0%	Ps. 4,546.6	100.0%	Ps. 5,074.0	100.0%	Ps. 5,620.3	100.0%	Ps. 5,920.2	100.0%

Net Debt
Financial Assets(3)	(169.3)		(222.5)		(259.9)		(224.0)		(205.9)

Total Net Debt	Ps. 3,893.9		Ps. 4,324.1		Ps. 4,814.1		Ps. 5,396.3		Ps. 5,714.3

Gross Internal Debt/GDP	25.0%		26.0%		27.4%		28.0%		27.2%
Net Internal Debt/GDP	23.9%		24.7%		26.0%		26.8%		26.3%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Includes Ps. 165.5 billion for December 31, 2013, Ps. 161.5 billion for December 31, 2014, Ps. 153.8 billion for December 31, 2015, Ps. 147.5 billion for December 31, 2016 and Ps. 145.1 billion for December 31, 2017 in liabilities associated with social security under the ISSSTE Law.
(3)	Includes the net balance (denominated in pesos) of the Treasury of the Federation’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

As of December 31, 2017, net internal Government debt was 5.9% higher in nominal terms as compared to the net internal Government debt at December 31, 2016. This includes the Ps. 145.1 billion liability associated with social security under the ISSSTE Law.

As of December 31, 2017, the gross internal Government debt represented a 5.3% increase in nominal terms as compared to December 31, 2016. Of the total gross internal Government debt at December 31, 2017, Ps. 530.6 billion represented short-term debt, as compared to Ps. 593.9 billion at the end of 2016, and Ps. 5,389.5 billion represented long-term debt, as compared to Ps. 5,026.4 billion at the end of 2016.

The Government’s financing costs on its internal debt during 2017 represented a 7.4% nominal increase, as compared to its financing costs during 2016.

The 2018 Budget contemplates a budget balance of approximately 0.0% of GDP (excluding investment projects with high social and economic impact). The 2018 Budget permits the Government to issue additional net internal debt in an amount up to Ps. 470 billion.

External Debt

External Public Sector Debt

Since 1990, the majority of the public sector’s external borrowings have consisted of debt securities placed into the securities market. However, during Mexico’s 1995 financial crisis, official creditors and creditors of multilateral institutions provided Mexico with significant amounts of financing.

The Government’s debt policy during the past several years, combined with the performance of exports, has led to higher interest payments on external public sector debt, which have increased from 1.6% of total exports in 2013 to 2.0% of total exports in 2017. Public sector external debt financing costs totaled U.S.$8.6 billion in 2017, as compared to U.S.$8.0 billion in 2016, representing a 7.7% increase in nominal terms. Service payments of both principal and interest on public sector external debt constituted 0.7% of GDP in 2017 and in 2016.

The evolution of the net external debt of the public sector during 2017 was primarily due to: an increase in net external indebtedness of U.S.$8.5 billion, a decrease of U.S. $1.7 billion in the federal public sector’s international assets relating to external debt denominated in other foreign currencies; positive adjustments of U.S.$4.5 billion related to liability management transactions and the variation of the dollar with respect to other currencies. Of the total outstanding gross public sector external debt as of December 31, 2017, U.S.$190.7 billion represented long-term debt and U.S.$3.3 billion represented short-term debt.

For 2017, Congress authorized PEMEX to incur net external indebtedness of up to U.S.$7.1 billion, including through the issuance of securities and exchange or refinancing of its constituent sovereign debt obligations, compared to up to the U.S.$8.5 billion of net external indebtedness that PEMEX was authorized to incur in 2016. For both 2016 and 2017, Congress did not authorize CFE to incur any additional net external indebtedness.

The following graphic represents the identities of Mexico’s external public sector debt creditors, including Government and public sector creditors:

Table No. 70 - Public Sector Debt Creditors at December 31, 2017

Source: Ministry of Finance and Public Credit.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated:

Table No. 71 – Summary of External Public Sector Debt by Type(1)

	At December 31,
	2013	2014	2015	2016	2017
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	71,817	78,379	82,493	88,083	91,005
Long-Term Debt of Budget Controlled Agencies	53,358	58,863	69,621	82,688	91,780
Other Long-Term Public Debt(2)	5,734	5,627	6,943	7,122	7,943
Total Long-Term Debt	130,909	142,869	159,057	177,893	190,729
Total Short-Term Debt	3,527	4,797	3,152	3,093	3,253
Total Long- and Short-Term Debt	134,436	147,666	162,209	180,986	193,981

Table No. 72 – Summary of External Public Sector Debt by Currency

	At December 31,
	2013			2014			2015			2016			2017
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	111,647	83.0%	U.S.$	121,927	82.6%	U.S.$	131,702	81.2%	U.S.$	144,185	79.7%	U.S.$	148,694	76.7%
Japanese Yen		5,519	4.1		5,058	3.4		4,857	3.0		6,410	3.5		6,810	3.5
Swiss Francs		969	0.7		401	0.3		1,011	0.6		1,331	0.7		1,354	0.7
Pounds Sterling		1,369	1.0		2,848	1.9		2,694	1.7		2,257	1.3		3,080	1.6
Euro		11,489	8.5		13,986	9.5		18,834	11.6		24,409	13.5		31,542	16.3
Others		3,443	2.6		3,445	2.3		3,113	1.9		2,393	1.3		2,501	1.3

Total	U.S.$	134,436	100.0%	U.S.$	147,666	100.0%	U.S.$	162,209	100.0%	U.S.$	180,986	100.0%	U.S.$	193,981	100.0%

Table No. 73 – Net External Debt of the Public Sector

	At December 31,
	2013		2014		2015		2016		2017
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	130,949.7	U.S.$	145,617.4	U.S.$	161,609.5	U.S.$	177,692.5	U.S.$	192,344.0
Gross External Debt/GDP		10.8%		12.4%		15.1%		18.7%		17.6%
Net External Debt/GDP		10.5%		12.3%		15.0%		18.3%		17.5%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of December 31, 2017) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

Table No. 74 – Amortization Schedule of Total Public Sector External Debt(1)

	Outstanding as of December 31, 2017(2)	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Other Years	Total
Private Creditors(3)	156,984	6,106	8,545	12,027	10,733	11,988	12,193	6,859	7,948	10,502	11,617	1,647	1,356	285	3,297	51,880	156,984
Capital Markets (Bonds)	147,034	2,606	8,286	7,989	10,591	11,840	11,465	6,739	7,837	10,384	11,490	1,512	1,212	131	3,210	51,743	147,034
Commercial Banks	9,950	3,499	259	4,038	143	148	729	120	112	119	127	135	144	154	87	137	9,950
Direct	4,979	3,392	180	654	54	54	630	15	—	—	—	—	—	—	—	—	4,979
Syndicated	4,971	107	79	3,384	88	94	99	105	112	119	127	135	144	154	87	137	4,971

Multilateral Creditors	29,964	1,497	876	841	2,808	1,127	2,357	2,074	4,349	2,315	2,886	3,511	1,764	1,599	366	1,595	29,964
IADB	14,933	623	622	609	873	687	1,277	1,292	2,384	704	556	1,751	954	1,150	323	1,128	14,933
World Bank	15,031	874	254	233	1,935	440	1,081	782	1,965	1,610	2,330	1,759	810	449	44	467	15,031

External Trade	6,773	1,469	1,040	755	836	706	293	374	238	108	457	84	71	58	43	243	6,773
Eximbanks	3,882	676	410	278	503	459	139	228	127	108	457	84	71	58	43	243	3,882
Commercial Banks(4)	2,686	727	591	442	299	223	149	146	111	—	—	—	—	—	—	—	2,686
Suppliers	205	67	39	35	35	24	5	1	—	—	—	—	—	—	—	—	205

Other(5)	260	260	—	—	—	—	—	—	—	—	—	—	—	—	—	—	260

Public Sector Total	193,981	9,331	10,461	13,623	14,378	13,821	14,843	9,308	12,535	12,925	14,959	5,241	3,191	1,942	3,706	53,718	193,981

Note: Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 1 to Table No. 73.
(2)	Preliminary figures.
(3)	Excludes foreign trade and restructured debt.
(4)	Includes foreign trade lines, revolving credits and other short-term credits.
(5)	Refers to changes in direct debt related to certain PIDIREGAS.

Source: Ministry of Finance and Public Credit.

External Government Debt

Mexico’s external public debt goals are intended to provide the Government with flexibility to finance its stated needs, while also accounting for market volatility and unforeseen developments. The policy also seeks to maintain costs and risks at stable levels. Mexico primarily seeks debt financing through local markets, supplemented by external financing from the U.S., Europe and Japan. Mexico’s principal objectives in connection with its external financing include improving the terms and conditions of Mexico’s external liabilities, as well as strengthening and diversifying Mexico’s investor base, with specific consideration to Mexico’s continued presence in the most influential international markets. Objectives also include strengthening Mexico’s benchmark bonds and maintaining a constant relationship with international investors in order to ensure transparency and to promote investment in Mexico.

The 2017 Budget authorized the Government to incur up to U.S.$5.8 billion net external debt, which includes external borrowings incurred from international financial institutions and external debt issuances in international markets. For more information on the 2017 Budget and the 2018 Budget, see “Public Finance—The Budget.”

Net external indebtedness of the Government increased by U.S.$4.0 billion during 2017 due to: an increase in net external indebtedness of U.S.$357.0 million, a decrease in international assets related to external debt of U.S.$1.0 billion, and positive adjustments of U.S.$2.6 billion related to the variation of the dollar with respect to other currencies.

The following tables set forth a summary of Mexico’s external Government debt, including gross external Government debt, net external Government debt and net Government debt at the dates indicated:

Table No. 75 – Gross External Debt of the Government

	At December 31,
	2013			2014			2015			2016			2017
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	62,285	86.3%	U.S.$	65,127	82.9%	U.S.$	66,298	80.3%	U.S.$	67,533	76.6%	U.S.$	68,045	74.7%
Japanese Yen		3,643	5.0		3,686	4.7		3,672	4.4		4,525	5.1		4,680	5.1
Swiss Francs		—	—		—	—		—	—		—	—		—	—
Pounds Sterling		789	1.1		2,302	2.9		2,177	2.6		1,825	2.1		1,998	2.2
Euros		5,447	7.6		7,437	9.5		10,422	12.6		14,256	16.2		16,331	17.9
Others		16	0.0		20	0.0		19	0.0		18	0.0		19	0.0

Total	U.S.$	72,180	100.0%	U.S.$	78,573	100.0%	U.S.$	82,588	100.0%	U.S.$	88,157	100.0%	U.S.$	91,072	100%

Table No. 76 – Net External Debt of the Government

	At December 31,
	2013		2014		2015		2016		2017
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	69,910.4	U.S.$	77,352.4	U.S.$	82,320.3	U.S.$	86,666.0	U.S.$	90,625.2
Gross External Debt/GDP		5.8%		6.6%		7.7%		9.1%		8.3%
Net External Debt/GDP		5.6%		6.5%		7.6%		8.9%		8.2%

Table No. 77 – Net Debt of the Government

	At December 31,
	2013	2014	2015	2016	2017
External Debt	19.0%	20.8%	22.7%	25.0%	23.9%
Internal Debt	81.0%	79.2%	77.3%	75.0%	76.1%

Note: Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 1 to Table No. 73 in “— External Public Sector Debt.”
(2)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

Liability Management and Debt Reduction Transactions

In addition to Mexico’s strong commitment to working closely with its commercial bank and multilateral creditors to sustain economic growth, debt reduction has been, and continues to be, one of Mexico’s main goals. Mexico offers additional debt securities from time to time and, in order to manage the composition of its outstanding liabilities, Mexico engages from time to time in a variety of transactions including tender offers, open market purchases and early redemptions.

Mexico has engaged in debt-for-debt exchanges in order to reduce its total outstanding debt. Under these debt-for-debt exchanges, Mexico was able to refinance its existing debt by replacing it with new debt.

For the past twenty years, Mexico has conducted periodic ordinary course liability management transactions for the reduction of its total outstanding debt. In March 2017, the Government conducted a tender offer pursuant to which Mexico offered to purchase for cash any and all of its outstanding notes of the series set forth in the offer to purchase dated March 16, 2016, pursuant to which Mexico purchased the notes listed in the table below. A summary of the tender offer results follows:

Old Notes Series	Outstanding Amount Repurchased in Tender Offer		Outstanding Amount After Tender Offer
5.125% Global Bonds due 2020	U.S.$	48,084,222.0	U.S.$	1,878,656,000
3.625% Global Bonds due 2022	U.S.$	89,309,720.9	U.S.$	2,471,606,000
4.000% Global Bonds due 2023	U.S.$	3,877,000.0	U.S.$	3,449,928,000
3.600% Global Bonds due 2025	U.S.$	444,085,841.5	U.S.$	2,472,863,000

Debt Record

Following the 1946 rescheduling of debt incurred prior to the Revolution of 1910, Mexico has not defaulted on the payment of principal or interest on any of its external indebtedness.

IMF Credit Lines

The IMF has worked with Mexico to secure its economy since the 1980s debt crisis in Latin America. In 2009, Mexico was the first country to use the IMF’s contingent credit line program, the Flexible Credit Line (FCL), which allows countries with strong policy frameworks and economic track records to seek assistance and borrow from the IMF when faced with potential or actual balance of payments pressures. Mexico has maintained an FCL arrangement with the IMF since 2009.

On November 30, 2017, the Executive Board of the IMF approved a two-year arrangement of approximately U.S.$88 billion under the FCL, replacing and cancelling Mexico’s previous arrangement in the same amount. The requested arrangement would provide Mexico with access to 700% of quota for the entire duration of the arrangement, subject to the successful completion of the midterm review; however, the Mexican authorities affirmed that Mexico does not intend to make permanent use of the FCL and intends to request a reduction to 600% of quota at the midterm review, conditional on: (1) a reduction of external risks affecting Mexico, including a dissipation of the risk of an abrupt change in Mexico’s trade relations, (2) a smooth continuation of the process of normalization of U.S. monetary policy and (3) the absence of emerging external risks.

External Securities Offerings

Below is a list of external debt offerings by Mexico in 2017. For securities offerings during 2018, please see “Recent Developments—External Securities Offerings and Liability Management Transactions During 2018.”

On March 28, 2017, Mexico issued U.S.$3.2 billion of its 4.150% Global Notes due 2027. Mexico used a portion of the proceeds from this offering to redeem its outstanding 5.950% Global Notes due 2019.

On October 10, 2017, Mexico issued U.S.$1,880,000,000 4.600% Global Notes due 2048. Mexico used a portion of the proceeds from this offering to redeem its outstanding 5.125% Global Notes due 2020.